15



05007072

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME Legal & General Group

*CURRENT ADDRESS ______________________

**FORMER NAME ______________________

PROCESSED
APR 07 2005
THOMSON FINANCIAL

**NEW ADDRESS ______________________

FILE NO. 82- 3664 FISCAL YEAR 12-31-04

- Complete for initial submissions only ** Please note name and address changes

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OICF/BY: dlw

DAT : 4/7/05

Annual Report and Accounts 2004

growth by design

ARLS
12-31-04


Legal & General

Achieved Profits basis
Operating profit before tax

£789m

Dividend cover*

1.7

Modified Statutory Solvency basis
Operating profit before tax

£608m

Dividend cover*

1.3

Achieved Profits basis	2004	2003
Operating profit before tax	**£789m**	£761m
Contribution from new business	**£353m**	£336m
Shareholders' funds	**£6,116m**	£5,584m
Dividend cover*	**1.7**	1.7
Modified Statutory Solvency basis		
Operating profit before tax	**£608m**	£557m
Shareholders' funds	**£3,376m**	£3,248m
Dividend cover*	**1.3**	1.2
Worldwide New Business APE**	**£1,008m**	£886m
New institutional funds	**£15.5bn**	£13.1bn
Funds under management	**£165.7bn**	£137.8bn

* Based on operating profit after tax ** Annual Premium Equivalent (APE) is total new annual premiums +10% of single premiums

Worldwide New Business APE (£m)



2000 630
2001 801
2002 906
2003 886
2004 1,008

Dividend per share (pence)



2000 4.32
2001 4.67
2002 4.78
2003 4.90
2004 5.06

New Institutional Funds (£bn)



2000 12.7
2001 13.2
2002 14.0
2003 13.1
2004 15.5

Our business model has achieved growth by design. It has shown its resilience through changing market conditions and is designed to deliver profitable growth. Our model is founded on our core skills and resources, namely:

people

2 distribution

3 capabilities

products

finances

6 funds



Rob Margetts

2004 was another year of milestones, records and awards for your company. We set tough objectives for the year, yet our performance in many areas has exceeded those objectives. Our UK new business growth, in particular, was well ahead of the market and shareholders can be pleased with this success. However, we can, I believe, do still better and I am confident that we will.

Results Overview

New business records were achieved in almost all areas in 2004. Our Investment Management subsidiary won £15.5bn of new business, an outstanding achievement, and now has £162bn of assets under management. In our core insurance activity, worldwide new business Annual Premium Equivalent (APE) grew by 14% to exceed £1bn for the first time in our history. Reaching this milestone is all the more impressive since it was only in 1999 that we passed the £500m APE mark. This doubling of worldwide volumes in so short a period is matched by the growth in market share we have achieved in UK retail business. Our 2004 market share was 9.5%, up from 5.1% in 1999.

This record of growth is impressive and is added to by our profit performance, which grew on both our reporting bases, despite the additional reserving we established in July for our annuity book. Central to this achievement is our business model, which has been designed for profitable growth. We have achieved our growth organically, not through acquisitions with their inherent uncertainties. Looking forward, we believe that improving market conditions, the benefits we expect to derive from depolarisation and our strengthened position within our market will enable us to deliver further profitable growth. Our strategy of good value products, a single brand, broad distribution and a clear customer focus has been the driver of our continued success. That strategy remains in force and will, I believe, enable us to continue outperforming the market.

Of the many contributors to profit, the performance of our Investment Management subsidiary deserves special mention. Another year of new business success and further expansion beyond its index tracking base has, when combined with tight cost management and a second year of rising equity markets, enabled its Modified Statutory Solvency (MSS) operating profit to grow by 25% to £69m.

Fig 1. Ten Year Total Shareholder Return (%)


313.2
181.4
115.9
Legal & General
FTSE Life Assurance Sector
FTSE 100

In December, we announced that our profits and our embedded value will in future be affected by changes to life fund taxation which the Chancellor is intending to enact. The changes and their impact on Legal & General are described in more detail in the Finance Director's Review on page 21. Your Board is concerned at the lack of support which the savings industry receives from Government. Regrettably, its actions contrast with its stated desire to see an increase in the level of long term saving.

Dividend and Share Price Performance

The Board is pleased to propose an increase in the final dividend of 3.6% to 3.45p per share. The increase in the full year dividend of 3.3% is ahead of inflation for the year to January, so that once again the real value of your dividend has been increased. The Board reached its dividend decision having had regard both to models of the prospective transfers from the UK Long Term Fund and other income streams, in the light of anticipated investment returns, and to the capital anticipated to be required to support new business growth.

In 2004, our Total Shareholder Return (TSR) exceeded 10% for the second year running. Legal & General's 16% return compared favourably with the 11% return achieved by the FTSE 100. Further TSR information is available below (ten years) and on page 38 (five years).

Communicating with our Shareholders

Shareholders will notice our Report this year is longer than usual. This is largely due to additional disclosure on our life and pensions business, which has been required by the UK Accounting Standards Board (ASB). One of the ASB requirements is to disclose what is known as a 'Realistic' valuation for our with-profits business. This valuation is based on rules for calculating assets and liabilities which have been set by the Financial Services Authority (FSA). We commend the FSA for developing the Realistic basis of reporting, which we believe is a more appropriate way to assess with-profits liabilities.

Further changes to financial reporting are in the pipeline. Next year, we will be required to prepare our financial information using International Financial Reporting Standards. As a result, the financial and risk management disclosures provided in the Report will increase significantly. We also intend to adopt the new European Embedded Value methodology for preparing our supplementary accounts. This methodology was developed by some of Europe's leading life insurers, including Legal & General, to improve the consistency and comparability of supplementary reporting across Europe. For comparison purposes, we will restate



This positive market environment will, we believe, enable Legal & General to continue its record of steady and profitable growth



the 2004 Final Results to reflect the new accounting standards and methodology. These important issues for shareholders are covered in more detail in the Finance Director's Review.

Financial Services and Markets Tribunal

Shareholders will have read of the recent decision of the Financial Services and Markets Tribunal. Your Board was unanimous in deciding to refer an earlier FSA Decision Notice to the Tribunal because we felt that this was the only way of obtaining an independent adjudication. We had serious concerns about the way in which the FSA's Enforcement Division and its Regulatory Decisions Committee (RDC) considered our case and we were pleased that the Tribunal, referring to errors in the Decision Notice and in the way it was reached, stated that "Legal & General were justified in feeling aggrieved by these aspects of the RDC's decision".

The Tribunal's decision cleared Legal & General of the charge of widespread mis-selling but said that the procedural rule breaches "will have caused or contributed to mis-sales". The Tribunal found that the FSA had proved eight cases of mis-sales and stated that "except to this limited extent the mis-selling case fails". The Tribunal has stated its provisional view "that there should be a reduction in the penalty imposed by the FSA".

It is important to Legal & General, as a major UK financial services company, that the processes operated by the FSA are both clear and fair to consumers and providers alike and we are pleased that, following the Tribunal's judgement, the FSA has initiated a review to reconsider these processes.

John Monckton

One important contributor to the recent success of Legal & General Investment Management has been the performance of our Bonds team, managed since 1996 by John Monckton. Colleagues and clients were all appalled by the news and circumstances of his violent death in November. John was a true gentleman, admired and respected by all. His loss is deeply felt by Legal & General. To his family, whose loss is immeasurably greater, we send our sincere condolences.

Board Changes

There have been two changes to your Board during the past year. Tim Parker, who joined the Board in 2002, was appointed last summer to be Chief Executive of the Automobile Association. To avoid the conflict of interest inevitable in this role, Tim stepped down from the Board in July. We are grateful to Tim for his valuable contribution to our discussions and wish him every success in his new role.

The Board was very pleased to welcome Henry Staunton to our number in May 2004. Henry, a chartered accountant and the Finance Director of ITV Plc, has also joined your Audit Committee. He is already proving to be an important contributor to our deliberations.

Shareholders will be aware that the retirement of your Group Chief Executive, David Prosser, from the Board is now just a year away. The process of appointing his successor is receiving the Board's closest attention and its timescale will be such as to allow a proper handover of responsibilities.

Awards

I have referred with pride before to Legal & General's record of winning awards. This year, we have received awards from our peers; from those who distribute our products, not just in the UK but also in The Netherlands; from our customers and from the trade union, Amicus. Although your Board is well aware that the real prize we strive for is the creation of long term value for you, our shareholders, these awards, listed on the back inside cover, provide welcome recognition for our employees. The Board congratulates and thanks the Group's management and staff on another year of impressive achievement, especially given the unprecedented rate of change with which they have had to cope.

Outlook

2004 saw a second year of recovery in UK equity prices, with the FTSE 100 rising 7.5% over the year. The economy remains buoyant and we therefore expect our market to grow again in 2005. We also believe the second report of the Pensions Commission expected in the Autumn should stimulate a much-needed revival in pension saving.

This positive market environment will, we believe, enable Legal & General to continue its record of steady and profitable growth. Our capabilities; our products; our range of distribution partners; our financial strength and our people, are all, we believe, amongst the best in our peer group.

Our goal is to grow our business further and, by managing our margins and business mix appropriately, also to grow profitably. Thereby, we seek to reward you, our shareholders, with attractive returns for the risks you take. Your Board is confident that Legal & General will achieve that goal in the years ahead in the same way as it has done in the year just past.

Rob Margetts

Rob Margetts
Chairman



David Prosser
Group Chief Executive

Legal & General performed well in 2004 with our excellent new business performances being the highlight. However, more important in my view than these visible achievements are the many changes which we have made within the business. These are the ones which provide us with new capabilities to deliver further outperformance in the future. Accordingly this review, as well as covering our 2004 performance and the opportunities and risks we now face, includes examples of actions we have taken to enhance our future effectiveness.

The review begins by focusing on our main market, that of savings and protection products to the UK retail and corporate marketplaces; continues by examining the institutional investment market where our subsidiary, Legal & General Investment Management, is so successful, and concludes by assessing the performance of our overseas subsidiaries.

UK Business

Legal & General provides a wide range of life and pensions products. These products include protection business, where we are market leader with a 17% market share. Term assurance products are often sold in conjunction with a mortgage as are the household buildings and contents insurances offered by our general insurance subsidiary. Such products are predominantly sold through our Business Partners, mostly banks, building societies and estate agents. Legal & General is, in addition, a leading provider of life assurance to firms wishing to purchase such cover for their employees. This group life product is mostly sold through independent employee benefit consultants.

Our pensions saving business distributes its products mainly through independent intermediaries. Most pension saving takes place through company-arranged schemes, the most successful of these being ones into which employers make a contribution to match the savings of their employees.

Individuals' maturing pensions are required to be converted into annuities by age 75. However, the annuity purchase often happens at the point of an individual's retirement. These annuities, known as compulsory purchase annuities, represent 50% of our annuity sales. Legal & General also offers annuity products to the corporate marketplace. These are purchased as a block of annuities, on either an immediate or a deferred basis, for all or part of a pension scheme's membership. The demand for these bulk purchase annuities is volatile, being influenced by many factors, including equity market levels and corporate merger and acquisitions activity.

In addition to pensions products, we also offer many other, more flexible, retail savings arrangements. The most popular of these are our unit-linked investment products, many of which are bought as ISA investments using our direct and internet purchasing facilities. The majority of our current investment offerings contain no performance or minimum value guarantees. However, a small number of investment products do feature minimum return guarantees under certain circumstances. These guarantees are charged for and hedged. Alongside our unit trust products, we also offer an extensive range of investment bonds, which are designed to be held over the longer term.

Recent Market Performance and Outlook

The UK long term savings and protection market grew by 3.1% in 2004. The housing market, which saw prices move ahead strongly in the first half of the year, started to fall back towards the end of the year as the effect of increased mortgage rates began to be felt. For 2005, we expect that house prices will be broadly stable, although activity levels will fall back from those seen in 2004.

In the savings arena, the second half of 2004 saw the UK equity market recover strongly from a disappointing first half. The FTSE 100 at year-end was up over 10% from its low point in August and it has risen further since. Previously, this review has drawn attention to the savings and pensions shortfall which has built up in recent years. The improving performance of equity markets in the last six months is, we believe, likely to encourage savers to return to this class of asset.

Our forecast for 2005 is, therefore, for a further modest recovery in UK equity markets to occur alongside reduced housing market activity. Though uncertainty exists around the outcome of the expected General Election and the possibility of tax rises thereafter,

Fig 2. UK Individual Market Performance


180
170
160
150
140
130
120
110
100
90
2000
2001
2002
2003
2004
Legal & General
ABI
Rebased 2000 = 100

Source: Association of British Insurers (ABI) data on the UK individual life and pensions and ISA/PEP and Unit Trust market.

Our market share success has been founded on the consistent implementation of our now long-standing strategy and it has enabled us to generate attractive returns for you, our shareholders

our view is that the balance of probabilities favours further overall savings and protection market growth of around 5%.

UK Insurance Market Structure

The UK insurance industry has experienced significant change in the last decade and Legal & General has played its part in that change. One of our long-standing objectives has been to achieve, on average, a rate of growth in our UK individual life and pensions business at least 10% higher than that of the market. 2004 was the seventh year in the past eight in which we have achieved that level of outperformance.

These years of outperformance have seen our UK individual life and pensions market share increase dramatically. From 3.1% in 1994, our share rose to 8.7% in 2004 and in the last quarter of the year reached 9.3%, fully three times the share we had a decade ago. However, even at this level of market share, there is ample room for us to grow more. Our business model is designed for growth. The message of our current market share, still in single figures, is that scope remains for further steady growth.

A second important point is that our growth in market share is a symptom of the consolidation which has taken place in the market overall. In 1994, the five largest companies represented 28% of the total market and the ten largest 43%. In 2004, the top five made up 50% of the total market and the top ten 74%.As competition has become tougher, weaker and smaller companies have been shaken out.Thus companies have merged, have stopped writing business and gone into run-off or have simply withdrawn from major lines of business.

Looking forward, our expectation is that the process of consolidation will continue. Costs incurred by regulation are high and show little sign of reducing significantly. Even simple product changes can be costly but those which are mandatory in nature, such as those required to implement the Government's Pensions Simplification agenda, can be very expensive indeed.These costs not only create barriers to entry but also are hard for those companies operating without adequate scale to absorb. They undermine the financial strength which is so important in a company's battle to win new business and attract consumer confidence.

Our belief therefore is that, facing these costs, some competitors will continue to exit or to downsize their operations. In other words, market consolidation is likely to continue, with benefits in terms of both new business and profits for the winners.

Strategy and Scale

Our market share success has been founded on the consistent implementation of our now long-standing strategy.That strategy is to generate attractive returns for you, our shareholders, by offering good value products, supported by a quality service, through a multi-channel distribution underpinned by Legal & General's financial strength and single, powerful brand.

Crucial in this strategy is the continuing drive for better value products. Here, the significant increase in operational scale which we have achieved in recent years works greatly to our advantage. Scale efficiencies have funded investment in further technological advances, enabling both our distributors and the administration teams within Legal & General to provide an even more efficient service to their customers.

> At Legal & General, we are now well accustomed to adapting our business model to reflect changes in regulation

Over the past three years, we have processed on average almost 50,000 protection applications per month and it is this scale of operation which has allowed us to invest in new technology to deliver straight-through processing. In 2004, over 120,000 protection applications were able to be processed without human intervention.

Regulatory Changes

As shareholders will be aware, ours is a closely regulated industry. The FSA and the Government have, over the years, produced a plethora of rules and requirements to which Legal & General and the rest of our industry must adhere.Though outsiders may assume that the Tribunal Hearing, to which the Chairman referred, will have dominated our recent dealings with regulatory bodies, in fact the changes to capital adequacy requirements, described later in the Finance Director's Review, and the new rules on depolarisation have been, for us, the most important of the issues addressed by the regulatory and accounting authorities in 2004.

The changes to the polarisation regime are far-reaching. In the past, distributors could either adopt an independent status or they could operate as tied distributors of a particular provider. The FSA's new rules introduce the additional concept of a multi-tie arrangement, under which distributors can offer products manufactured by a small panel of providers. Legal & General is pleased to have been selected to join the multi-tie panels of many leading intermediaries, including Sesame, Bankhall,Tenet and THINC Destini. Our tied sales force also continues to grow. Shareholders will recall the established relationships we enjoy with leading firms such as Alliance & Leicester, Lambeth Building Society, National Australia Group UK, Northern Rock, the Norwich and Peterborough and the Yorkshire Building Societies.To this prestigious list, we were delighted, last year, to be able to add

Bradford & Bingley. Bradford & Bingley's decision to work with Legal & General was a strong endorsement, we felt, of our business, our products and our values. The move to a depolarised world presents challenges to many in our industry. To Legal & General, it has presented opportunities which we have exploited. We expect to continue doing so.

At Legal & General, we are now well accustomed to adapting our business model to reflect changes in regulation. We are equally accustomed to adapting our model to reflect the transformation in distribution and administration processes which technology can stimulate. One illustration of this was our decision in 2004 to partner one of the UK's leading Independent Financial Adviser (IFA) platforms, Cofunds. Using Cofunds, IFAs are able to offer their customers the investment funds of many different investment houses, all administered within a single administration wrapper. To this capability will now be added Legal & General's investment bond and personal pensions products. In addition, all Cofunds products and capabilities, including the single administration wrapper, will be available to our tied business partners, under the Legal & General brand.

The Future of the Pensions Market

As shareholders will be aware, the pensions industry in the UK has been subject to change and reform over many decades. As a result, an extremely complex set of rules and regulations has built up. These rules are confusing and difficult for consumers to interpret and they are expensive for providers to administer. The net effect of all the many changes over recent years is that, as a nation, we are undersaving for the retirement needs of the future. The Government's most recent responses to these problems have been, first, to undertake a Pensions Simplification programme and second, to establish a Pensions Commission with the remit to analyse the pensions shortfall and recommend ways of alleviating it.

Implementing the requirements of the Pensions Simplification programme will, as I stated earlier, prove expensive for providers, including Legal & General. However, we believe there will be benefits from the effort involved, both to our customers and to ourselves, and therefore we approach this, the largest systems implementation we will be undertaking in 2005, confident of a positive medium term outcome for Legal & General.

The First Report of the Pensions Commission, issued in 2004, launched a consultation in which Legal & General has already participated. Recommendations for ways to address the pension shortfall are due from the Commission later this year. We urge the Commission to be far-reaching in its thinking. The problems are long-standing and complex. The solutions likewise must be radical and enduring, since a period of stability for the pensions industry is now long overdue.



David Prosser, Group Chief Executive

As Chairman of the Financial Services Skills Council, David Prosser is very well aware of the importance to our business and to our success of ensuring that our staff are not just fully skilled but also receive regular training appropriate to their current and prospective roles.

2004 Highlights

- 457 managers achieved the Institute of Leadership and Management (ILM) Introductory Certificate in First Line Management
- 401 managers achieved the ILM's Introductory Diploma in Management
- The pass rate of Legal & General's actuarial trainees was 64% compared to an industry average of 50%
- Developments in our approach to learning, through the use of distance learning tools, has more than doubled the amount of structured learning completed

Mix of learning



2003
Classroom 97%
Computer based 3%



2004
Classroom 56%
Computer based 44%

people



Anant Chavda

"It has been good to see Legal & General making such a major commitment to management training. The Introductory Diploma in Management course, which I have just completed, was certainly hard work, but it was also very relevant and useful"

Annuity Business

Legal & General has built up a strong competitive position in the annuities market, based on expert underwriting, responsive pricing and quality administration. Our expectation is that this already very large market will expand further as the impact of the growth of defined contribution pensions at the expense of defined benefit arrangements is felt. This will provide us and other participants with the opportunity to continue to invest our capital in the market at good rates of return.

Product Profitability

Earlier in this review, I referred to the importance to our business model and to our profitability of Legal & General being a scale participant in the main markets in which we operate. Such scale is a key element in our drive for cost competitiveness in both the manufacturing and administration of our products. Our model calls for continuing investment in efficiency and it is this approach, of cost gains won through scale and technology, which should enable us to continue to deliver good returns for our shareholders and good products to our customers, rather than the approach, in our view risky, of transferring processes to distant countries. This latter approach, whilst seeking to deliver a one-off step change in administration costs, can lead to significant business disruption and future process inflexibility.

Our drive for efficiency has benefited shareholders and customers alike. Five years ago, the majority of term assurance business was submitted to Legal & General by post and the cost to the customer then of a typical policy (£100,000, 30 year old male, non-smoker, 20 year term) was £8.90 per month. Today, more than 70% of our business received through business partners and IFAs is received electronically and the cost of the same typical policy has fallen to £7.35 per month, a 17% saving. Risk factors are, of course, important in setting insurance rates, but benefits of this scale do also reflect back office efficiency savings and reductions in the cost of distribution. Better value products attract more customers, and are at the heart of the virtuous circle on which our business model is built.

UK Institutional Investment

Shareholders will be aware of the difficulties encountered by many pension funds following the decline in equity markets between 2000 and 2003. That experience, coupled with the extra reporting transparency required by a series of new accounting standards, led many trustees to rebalance the asset weightings in their portfolios away from UK equities towards bonds and a more balanced worldwide equity portfolio. That shift in asset weightings has not yet, we believe, fully run its course, despite the rise in equity prices in 2004. Similarly, we believe that the trend towards index tracking management, with its cost and predictability advantages, has further to run in both the equity and bond asset classes.

The far-sighted establishment, almost 20 years ago, of what has proved to be a highly successful tracking capability has assisted Legal & General to become the leading provider of such funds to the UK pensions market. We now manage in excess of £100bn of index tracking funds.

Both the capabilities and the people who have brought this achievement about are hard to match and harder to replace. I join the Chairman in paying tribute to the enormous contribution of our colleague, John Monckton. He was the personification of gentleness and courtesy, supreme in his work with us and the best of men.

Amongst his many contributions, John led the successful drive to diversify our Investment Management earnings by building an admired active fixed interest capability. The team he ran won no less than £4bn in mandates in the last two years and regularly achieved upper quartile rankings in the performance tables.

> **Legal & General Investment Management is delivering excellent value to its customers and first-class returns to its shareholder**

Proving our strength in active management will continue to be important for us as we seek to expand further the size and profitability of our Investment Management business. Our profits are closely linked to market movements and our new business success. Accordingly, an important goal for us is to win further active management mandates by delivering superior investment performance.

Our Investment Management subsidiary is a business of increasing value to Legal & General. Its new business track record is remarkable. It is efficiently run and it has market-leading capabilities, as evidenced by its success in winning numerous awards. Further, it takes its role as the leading investor in the UK stock market both responsibly and very seriously. Legal & General Investment Management is delivering excellent value to its customers and first-class returns to its shareholder. We are confident that it will continue to do both in the years to come.

International Businesses

Legal & General's portfolio of overseas businesses performed well in 2004. Our largest business is in the US, where focus and a highly efficient, paperless operation have enabled us to carve out an attractive niche in the high net worth term assurance marketplace. Our business model is tried and tested and the support we receive from our Broker General Agents is both loyal and strong. As a result,

Fig 3. Managing New Business Value Added

Year ended 31 December	**2004**	2003	2002	2001	2000
UK life and pensions new business APE (£m)	**722**	592	608	584	442
Value of UK life and pensions new business (£m)	**272**	271	211	183	118
Value/new business APE	**38%**	46%	35%	31%	27%

Legal & General America is now ranked the eighth largest producer of new individual term business by sums insured in the US life insurance industry. Processing cost advantages are at the heart of Legal & General America's business model and this is further enhanced by good quality service. In 2004, not only were customer service and agent productivity enhanced through improvements to our internet site but also faster feeds were established between external data and the internal work flow systems.

In November 2004, Legal & General America issued an instrument into the capital markets which had the effect of reducing the cost of capital for term assurance business financed by the transaction. This important achievement enhances the capital efficiency with which Legal & General America operates.

In Europe, our businesses in Holland, France and Germany all made good progress. We anticipate market growth in Europe as Governments seek to address pensions issues and, ahead of this, we have judged it better to extend our reach through existing and green-field businesses rather than through acquisition, with its associated risks and costs. Our European businesses generally operate the same good value product approach to that followed in the UK, and we were particularly pleased to see our recently established German business achieve good growth, especially towards the end of 2004, when our growth was aided by the anticipation of changes to the fiscal regime which took effect on 1 January 2005. Also, the award to our Dutch subsidiary of 'Best Life Assurer in The Netherlands' for the fourth year running is an accolade of which we can be very proud. In Egypt, Commercial International Life Company SAE (CIL), 40% owned by Legal & General, produced £4m APE, an 8% increase over the year. By the end of 2004, CIL had been operational for four years, offering a range of level loaded unit linked savings and annual renewable risk products, distributed primarily to customers of the local bank which is the other major shareholder in the company. The company has yet to come into profit, and the loss for 2004 was just under £1m, similar to that for 2003.

Staff Contribution

Underpinning all of the successes and achievements to which this Report refers has been the loyalty and commitment which our staff have once again shown in 2004. Whilst we endeavour never to be less than challenging in the demands we make of our colleagues, we do always seek to be fair.

We are greatly aided in our dealings with our employees by the relationship which has built up over the years between our recognised trade union, Amicus, and ourselves. Our many discussions with Amicus are typified by forceful debate but a constructive atmosphere. That the relationship between Legal & General and Amicus has developed so well has been due in no small part to Digby Jacks, Amicus Sector Secretary – Financial Services, who retires in 2005.

Legal & General is very grateful to Digby for his efforts. We were pleased for him, as well as for ourselves, that Legal & General was chosen in September to be the first winner of Amicus 'Best Employer of the Year' Award.

Looking forward, my judgement is that our prospects now are as good as they have ever been

Conclusion

2004 was a good year for Legal & General. In total, our brand attracted over £22bn of new monies and premiums. This was more than the total of funds which the Group had under management at the start of the last decade. This is a powerful indication of how much the Group has achieved in the intervening years. However, the future is more important than the past. Looking forward, my judgement is that our prospects now are as good as they have ever been. We have the strategy, the business model, the financial strength and the team to succeed. The market opportunity is there. Legal & General can and will take a firm grasp of that opportunity and, in the future as in the past, I believe will again deliver both market outperformance and profitable growth.



David Prosser
Group Chief Executive

2



Robin Phipps, Group Director (UK Operations)

In the following commentary we have focused on the Achieved Profits basis (AP) results for the Group's long term insurance operations combined with the Modified Statutory Solvency basis (MSS) results for the Group's other operations (including the general insurance and retail investment businesses). This practice follows that adopted by our major UK competitors. The Board believes that the AP methodology provides a more realistic reflection of the Group's long term insurance operations than the MSS basis.

UK Life and Pensions Profit

Operating profit was £494m (2003: £537m). The contribution from new business before tax was a little higher at £272m (2003: £271m). This reflects significant contributions from a broader range of products. Pricing discipline was maintained with the return on capital from non profit new business remaining at the first half level of 18%. However, the total contribution from new business, expressed as a percentage of APE, fell to 38% (2003: 46%), reflecting a different mix of business and the impact of strengthening annuitant mortality bases.

The contribution from in-force business was £91m (2003: £117m). This result reflected positive experience variances, primarily from bulk purchase annuity business and protection business. There was an adverse impact from operating assumption changes where the previously announced strengthening of annuitant mortality assumptions and a provision for possible claims for redress on mortgage endowment business beyond September 2005 were only partly offset by improved future experience assumptions for other product lines.

UK Individual New Business

Individual new business in the second half of the year exceeded both the first half and the corresponding period last year. This brought individual new business for the full year to £793m APE (2003: £696m), an increase of 14%. New business sourced from Independent Financial Advisers (IFAs) was 32% above the corresponding period last year with particularly strong sales in unit-linked bonds and individual pensions.

Life

Despite the lower level of activity in the housing market, increased term assurance sales have more than offset lower volumes of critical illness business. As a consequence, annual premium sales increased by 7% over the year to £160m (2003: £149m).

Sales of single premium bonds increased by 61% to £1,808m (2003: £1,126m), as unit-linked bond business more than doubled, benefiting from an expanded product range and more than offsetting lower with-profits bond sales.

Our commitment to our multi-channel distribution strategy has resulted in our UK market share increasing from 8.2% to 9.0% over the last 12 months. We are well placed to capitalise on the opportunities which depolarisation of the sales environment will bring to the UK market. The number of companies joining the Legal & General Partnership and the number of our new partners are testament to this.

2004 Highlights

- IFA market share for retail products increased from 7.0% to 8.9%
- UK individual business APE increased by 14% to £793m
- Direct Life sales increased 237%
- Major new partnerships agreed
- 200 companies joined Legal & General Partnership Services Limited

IFA market share growth (%)



10
8
6
4
2
2000
2001
2002
2003
2004

Source: ABI data on the UK individual life and pensions market

distribution



Steven Crawshaw
Chief Executive
Bradford & Bingley

"Our partnership with Legal & General has given us access to their world class sales management and product suite. It enables us to deliver a strong range of investment and protection products, with extremely high service standards and swift processing, to our customers"

Pensions

Increased individual pension and annuity sales led to a 25% increase in single premium business over the year to £1,476m (2003: £1,180m). New single premiums in the second half were even stronger, 38% ahead at £914m (2003: £664m). Annual premium new business over the year was £126m (2003: £114m), an increase of 11%.

ISAs and Unit Trusts

Equity market volatility in the early part of 2004 impacted sales of ISAs and unit trusts, which finished the year at £179m APE (2003: £202m). Regular payment new business for the full year was lower at £22m (2003: £33m) and single payment sales fell 7% to £1,565m (2003: £1,689m). However, in the final quarter, single payment sales exceeded the corresponding period last year by 6%, boosted by increased sales to institutional clients.

UK Group New Business

Group new business for the year increased by 10% to £108m (2003: £98m) as higher annual premium sales more than offset lower levels of single premium business.

In 2004, we benefited from a competitor's withdrawal from the group risk market, which resulted in an increase in annual premium business of 63% to £62m (2003: £38m). Single premium business of £456m (2003: £603m) reflected lower levels of bulk purchase annuity business. However, we maintained a steady flow of small and medium sized bulk purchase annuity cases.

Fig 4. Operating Profit from Continuing Operations – Achieved Profits basis (£m)



2000
676
2001
739
2002
686
2003
756
2004
782

Fig 5. Earnings per Share based on Operating Profit After Tax – Achieved Profits basis (pence)



2000
8.88
2001
9.84
2002
8.49
2003
8.49
2004
8.80

International Life and Pensions

Operating profit from international life and pensions business was £119m (2003: £83m), including an increased new business contribution of £45m (2003: £34m). The contribution from in-force business grew to £65m (2003: £38m).

In the US, new business grew 6% to £51m APE (2003: £48m) but increased 14% in local currency terms. Operating profit was £73m (2003: £50m) with increased contributions from both new and in-force business. The new business contribution, as a percentage of APE, recovered from the first half level of 25% to 46% for the full year (2003: 40%) as a Triple X capital markets solution was put in place to finance new business written in 2004 and some older business. For in-force business, this securitised financing arrangement had a positive effect on experience variances. After unfavourable mortality experience in the first quarter, claims were in line with assumptions over the rest of the year.

Our European businesses produced new business of £56m, a 30% increase over the year (2003: £44m). In The Netherlands, where we were again named 'Best Life Assurer', strong performance in term assurance contributed to a 14% increase in new business to £25m (2003: £22m). In France, new business (including unit trusts) grew 42% to £32m (2003: £22m). Growth in life assurance, with group business especially strong, more than offset slightly lower unit trust sales.

Operating profit was £32m in The Netherlands (2003: £24m) and £14m in France (2003: £9m). The combined contribution from new business was £21m (2003: £15m).

Legal & General Investment Management

Legal & General Investment Management maintained its highly successful track record, winning new funds of £15.5bn (2003: £13.1bn), with a particularly strong performance in the first quarter. Over the year, there was a significant increase in new actively managed fixed interest business, which rose to £2.5bn (2003: £1.5bn).

The profit from the management of external client funds rose by 26% to reach £103m (2003: £82m), with improved results for both new and in-force business for managed pension funds. The contribution from new business from managed pension funds was £36m (2003: £31m), reflecting the sizeable increase in new business volumes. The contribution from in-force business benefited from better than assumed persistency and growing economies of scale. Those parts of the business which are reported on an MSS basis contributed an operating profit of £12m (2003: £9m).

Group funds under management grew to a record £166bn at 31 December 2004 (2003: £138bn). Funds under management by Legal & General Investment Management were £162bn (2003: £135bn).

Fig 6. Worldwide Operating Profit Before Tax

Year ended 31 December	AP 2004 £m	AP 2003 £m	MSS 2004 £m	MSS 2003 £m
Life and pensions	**613**	620	**466**	443
Institutional fund management	**103**	82	**69**	55
General insurance	**32**	36	**32**	36
Other operational income	**34**	18	**34**	18
Operating profit from continuing operations	**782**	756	**601**	552
Profit from discontinuing operations (Gresham)	**7**	5	**7**	5
Operating profit	**789**	761	**608**	557

Fig 8. Profit for the Period – Achieved Profits basis

Year ended 31 December	2004 £m	2003 £m
Operating profit	**789**	761
Investment return variance	**408**	422
Change in equalisation provision	**(7)**	(7)
Economic assumption changes	**32**	(32)
Effect of UK budget tax changes	**–**	(27)
Profit on ordinary activities before tax	**1,222**	1,117
Profit for the financial period	**870**	859

General Insurance

Net written premiums for continuing operations grew 17% to £295m (2003: £253m) with the strongest growth coming from broker sourced business.

The operating profit for continuing operations was lower at £32m (2003: £36m). Within that total, the increased operating profit of £22m (2003: £14m) from the household account reflected a significantly lower level of subsidence claims offset in part by higher bad weather claims. The benefit of improved profits from the household account was more than offset by a lower reserve release from the mature mortgage indemnity book as well as by a deterioration in the performance of our motor account.

On 3 February 2005, we announced that we had agreed in principle to sell our 90% stake in Gresham Insurance Company Limited to Barclays Bank PLC, which already owns the remaining 10%, for a consideration of £85m. The 2004 results for Gresham Insurance have been shown as discontinuing operations, with net written premiums of £137m (2003: £134m) and a pre-tax operating profit of £7m (2003: £5m). The sale, subject to FSA approval, is expected to complete by 31 March 2005 and to give rise to an exceptional profit of £26m after tax.

Other Operational Income

Other operational income comprises the longer term investment return arising from investments held outside the UK Long Term Fund, interest expense, unallocated corporate expenses and the results of the Group's other operations. Within the contribution of £34m (2003: £18m), increased investment return was only partly offset by higher interest costs. The Retail Investment business produced a profit of £4m (2003: a loss of £15m), reflecting a growing contribution from existing business, pricing discipline and a lower level of new business strain. The result for other operations includes the set up costs for Legal & General Partnership Services Limited, our host company for mortgage regulation. The increase in unallocated corporate and development expenses reflects the costs associated with implementing new accounting and capital adequacy requirements.

Fig 7. General Insurance Net Premiums Written and Operating Profit*

Year ended 31 December	2004 Net Premiums written £m	2004 Operating profit £m	2003 Net Premiums written £m	2003 Operating profit £m
Household	**343**	**27**	308	17
Other business	**89**	**12**	79	24
Total	**432**	**39**	387	41

* Including Gresham Insurance

Profit on Ordinary Activities

The Group's operating profit on continuing operations before tax was £782m (2003: £756m). The profit from ordinary activities before tax, which includes the effect of variances in investment return from the longer term return assumed was £1,222m (2003: £1,117m). The investment return on the equity and property portfolio of the UK Long Term Fund was 6.9% above the assumption for the period (2003: 11.4% above assumption).

Balance Sheet

At 31 December 2004, the embedded value of the Group's long term businesses was £5,707m (31 December 2003: £5,215m). Shareholders' funds on the Achieved Profits basis grew 10% to £6,116m (31 December 2003: £5,584m), equivalent to 94p per share (31 December 2003: 86p per share). This increase was achieved after providing for both the 2004 dividend of £329m and the revised mortality assumptions.

Analysis of Profit – MSS Basis

Operating profit on continuing operations was £608m (2003: £557m), reflecting improved results in almost all business areas.

The UK life and pensions operating profit before tax for the full year was £391m (2003: £369m), as the impact of lower levels of with-profits bonuses was more than offset by an increased transfer from the growing book of non profit business. The transfer from non profit business of £324m (2003: £295m) comprised two elements; firstly a smoothed investment return on the shareholder net result and the embedded value of non profit business, and secondly, the distribution in respect of the intra-group subordinated debt capital attributed to the Shareholder Retained Capital (SRC). The latter item was broadly unchanged at £37m (2003: £36m). The external servicing cost of the related debt has been reflected in interest expense reported within other operational income.

The operating profit from our overseas life and pensions businesses was £75m (2003: £74m) as all businesses increased profits in local currency terms.

Legal & General Investment Management saw strong growth in statutory profits. These increased by 25% to £69m (2003: £55m) reflecting a combination of higher volumes, higher equity market levels and tightly controlled costs.

The change in SRC within the UK non profit fund was a pre-tax contribution of £13m (2003: a reduction of £137m). This comprised three elements:

- the investment return of £209m (2003: £321m);

3

GROWTH BY DESIGN

- the net capital released of £128m (2003: net capital invested of £163m) within which management estimates that, over the year, the new business strain was almost matched by capital released. In addition, the impact of reserving changes for annuitant longevity announced last July was more than offset by a combination of favourable investment variances, a release from our bulk purchase annuity business arising from better reserving data, a review of reserving margins on protection business and other smaller changes; and
- the accrued transfer to shareholders of £324m (2003:£295m).

Capital Strength

Legal & General continues to be one of the strongest companies in its sector. Reserves are reviewed regularly to ensure an appropriate level of prudence is used in each product area. Our ability to write new non profit business is supported by both the SRC of £2.2bn and the Society shareholder capital of £2.0bn.

As at 31 December 2004, the Form 9 ratio for Legal & General Assurance Society, broadly equivalent to Peak 1, was 15.5% (31 December 2003: 13.0%). This includes an implicit item of £755m (31 December 2003: £1,000m).

Expanding UK Distribution

During 2004, we continued to build our business sourced from Independent Financial Advisers (IFA) and at the same time we have been positioning ourselves for the introduction of depolarisation. Quality products and increased focus on the IFA segment have enabled us to grow business from this channel by 32%. Prospects continue to be strong, particularly following our announcement last year of an important link with Cofunds, the IFA platform. In addition, we have been appointed to the protection panels of Bankhall, Tenet and Sesame and, in January this year, THINC Destini announced that we had been appointed to their multi-tie panel.

In March 2005, Barclays announced that it would be launching "a new financial planning advice service for its UK retail customers to take full advantage of the new FSA depolarisation rules. This new approach will be adopted by Barclays Financial Planning in a rolling programme from mid-year 2005."

Until now, Barclays retail bank has tied to Legal & General for the sale of insurance and investment products. Under the new arrangements, Legal & General will continue to be closely involved in Barclays' life, pensions and investment businesses. Our good relationship with Barclays has helped to position Legal & General on those of Barclays' product panels most important to us.

This enables us to participate in the potential additional flows of new business from those of the bank's existing IFAs who will adopt a multi-tied approach and places Legal & General at the centre of Barclays innovative retail investment multi-manager



Kate Avery, Group Director (Retail Distribution)

Legal & General's strategy of providing customers with value for money products, a choice of distribution channels and quality service has led to a number of market leading changes during 2004. These include our partnership with Cofunds to provide our bond and pension products on their funds supermarket platform and our unique, fully automated mortgage network proposition for advisers.

2004 Highlights

- Britain's Most Admired Insurance Company – Management Today
- Over 850 managers completed the Institute of Learning and Management's Certificate and Diploma programme
- Best Private Sector Company – London Remade Awards
- Employer of the Year – Amicus
- Life Assurance Company of the Year – Financial Adviser

Customer Numbers (millions)


6
5
4
3
2
1
2000
2001
2002
2003
2004

capabilities







Charles Eppinger
Chairman of Cofunds

"Cofunds arrangement with Legal & General significantly enhances our offering. It brings life and pensions wrappers to our highly successful unit trust and ISA platform and aligns our development programme firmly with the needs of the IFA market"



offering. Thanks to the quality of Legal & General's market leading mortgage term assurance technology, we will remain the provider of this important line of business to Barclays' mortgage specialists.

In summary, though the mix of business we expect to receive from Barclays will change, we estimate that the overall volumes we will receive in 2005 will be above those of 2004.

Bradford & Bingley announced in November 2004 that it would tie to Legal & General for protection and investment products, an agreement which came into effect in January 2005. The introduction of the regulation of mortgage advice provided an opportunity, through Legal & General Partnership Services Limited, to develop further our market leading mortgage related distribution by establishing a network of tied mortgage advisers.

Outlook

We believe consumer confidence in savings markets grew steadily in 2004 in both the UK and in those overseas markets in which we operate. This assessment is supported by both the growth in equity values and the momentum in our UK individual new business performance, with each quarter exceeding the prior year.

Our expectation is that we will maintain momentum in the UK during 2005 despite the possible impact of any rise in mortgage rates on products relating to the housing market. The prospects for growth in other product areas, in particular in individual pensions and medium term savings products, remain encouraging, driven by increasing consumer demand, further product development and enhanced distribution capabilities. Trading in the early weeks of 2005 has shown continued progress in sales of unit-linked bonds, good increases in annual and single premium individual pension sales and further progress in Group business including bulk purchase annuities. All this supports our confidence that Legal & General will continue to build its market share profitably.

Fig 9. Operating Profit from Continuing Operations – Modified Statutory Solvency basis (£m)


2000
477
2001
485
2002
484
2003
552
2004
601

Fig 10. Earnings per Share based on Operating Profit After Tax – Modified Statutory Solvency basis (pence)


2000
6.24
2001
6.29
2002
5.86
2003
6.10
2004
6.75

Fig 11. Profit for the Period – Modified Statutory Solvency basis

Year ended 31 December	**2004 £m**	2003 £m
Operating profit	**608**	557
Investment return variance	**32**	56
Change in equalisation provision	**(7)**	(7)
Change in shareholder retained capital	**13**	(137)
Profit on ordinary activities before tax	**646**	469
Profit for the financial period	**464**	404



FINANCE DIRECTOR'S REVIEW

Andrew Palmer

Legal & General's financial strength has remained a key source of competitive advantage in 2004. This year, we have made a significant investment in regulatory and financial reporting systems to prepare for the FSA's Prudential Source Book in 2004 and the implementation of International Financial Reporting Standards (IFRS) and of European Embedded Value (EEV) methodology in 2005.

Financial Reporting

The Modified Statutory Solvency (MSS) basis is the current primary reporting method in the UK for long term business. It builds on the statutory requirements designed to demonstrate solvency, defers the recognition of profit and does not recognise fully the shareholders' interest in the in-force long term business. The MSS results follow the requirements of the revised Statement of Recommended Practice for Insurance Business, which was issued by the Association of British Insurers (ABI) in November 2003. In December 2004, the Accounting Standards Board (ASB) issued Financial Reporting Standard 27 'Life Assurance' (FRS 27), which has been designed to promote better understanding of life assurers' with-profits liabilities and capital management. The Group has worked with the other leading insurers, the ABI and the ASB to develop the standard. We will be voluntarily adopting the standard in full in 2005 and are already providing much of the required information towards the end of this review.

The focus in this Operating and Financial Review is on operating profit on the Achieved Profits (AP) basis, which has been developed by the ABI as a more appropriate method of accounting for long term business. Such operating profit reflects the change in embedded value and excludes investment return variances and the effect of economic assumption changes, to better reflect current performance. It also includes a longer term investment return on the capital regarded as supporting the business. The exclusion of short term investment fluctuations reflects the manner in which insurers price and manage their business. A longer term investment return on shareholders' and General Insurance funds held outside the UK Long Term Fund (LTF) is also included. For General Insurance, operating profit is shown before any transfers to or from the equalisation provision.

As the Chairman has mentioned in his Statement, we intend to adopt the new EEV methodology for preparing our supplementary accounts in 2005. This methodology was developed by a group of leading European life insurers, including Legal & General. It requires a more transparent approach to setting discount rates and the explicit quantification of financial options and guarantees. In addition, companies are required to make an allowance for economic capital and the cost thereof and to provide enhanced disclosure. Legal & General welcomes these proposals as an important step towards improving the consistency and comparability of supplementary accounts across Europe.

International Financial Reporting Standards

The European Commission has directed that all European listed companies must prepare their consolidated financial statements under adopted IFRS from 1 January 2005. Accordingly, the Group's primary consolidated financial statements will be prepared using IFRS from the 2005 Interims. Comparative figures for 2004 will be restated on an IFRS basis and published ahead of the 2005 interim results, together with reconciliations of income and shareholders' equity to the previously reported figures.

A groupwide programme was established in 2003 to deliver the necessary changes and ensure a timely and efficient transition. Our preparations for reporting under IFRS are well advanced in all our businesses.

IFRS conversion has been a highly complex exercise for all affected companies, particularly due to the continuing evolution throughout 2004 of the accounting standards that are to apply from 2005. In particular, International Accounting Standard 39 'Financial Instruments: Recognition and Measurement' (IAS 39), the standard which sets out the rules for valuing financial assets and liabilities, attracted considerable debate within the EU. An amended version of the full IAS 39 was only adopted by the EU in November 2004. This has created significant pressure on all companies' implementation programmes.

Overall, we do not expect there to be a significant impact on the Group's shareholders' funds as a result of the transition to IFRS. However, significant additional disclosure and presentational changes will be required. A summary of the accounting changes likely to have the most significant impact is provided in the following paragraphs.

Insurance Contracts

The International Accounting Standards Board was unable to complete its project on insurance contracts to its original timetable. Therefore a two-phase implementation has been developed, with Phase I providing an interim solution from

Fig 12. Achieved Profits New Business Contribution


77%
13%
10%
UK Life and Pensions
International Life and Pensions
UK Managed Pensions Funds

2005 until a comprehensive standard for insurance contracts is developed. A key change is that, under IFRS, products must be classified as one of insurance contracts, investment contracts with discretionary participation features (DPF) or investment contracts.

Under Phase I, contracts which meet the definition of insurance (i.e. where there is transfer of significant insurance risk) or investment contracts with DPF will continue to be accounted for under existing accounting policies, with some limited improvements. Claims equalisation provisions currently required for the General Insurance business are not permitted under IFRS and will be eliminated. It is expected that a large proportion of the Group's contracts will meet the definition of insurance contracts or investment contracts with DPF.

Investment contracts that do not contain DPF must be accounted for in accordance with IAS 39. The majority of the Group's contracts in this category are unit linked and for these contracts the valuation of liabilities remains largely unchanged under IFRS. Any change in reported profit is not expected to be significant.

A further presentational change, which will have no impact on net profit, is that investment contracts will be accounted for as deposits. Thus, only policyholder charges and related expenses will remain in the income statement while premiums and related claims will be removed.

Pension Scheme Accounting

The Group's pension scheme deficit will be recognised in the balance sheet under IFRS. The requirements of IFRS are largely in line with FRS 17 'Retirement Benefits', the equivalent UK standard. Disclosure of the FRS 17 impact on the Group's results is shown in note 34 of the financial statements.

Convertible Debt

Under IFRS, our convertible debt, which is repayable in December 2006, must be split into its equity and liability components. This will result in an immediate moderate increase in shareholders' funds followed by increased annual interest charges, which will ultimately eliminate the initial enhancement of shareholders' funds.

Consolidation

IFRS consolidation requirements are wider than those in the UK, and, as a result, the Group will need to consolidate a number of investment funds where it is deemed to have control. The effect of full consolidation will be to reflect the underlying assets and liabilities of the fund in the Group's balance sheet. The majority of these investments are made on behalf of policyholders, resulting in a gross up of assets and liabilities in the balance sheet but with no impact on the underlying results of the Group.



John Pollock, Group Director (Product and Corporate)

Legal & General is committed to developing and delivering a wide range of value for money protection, pension and investment products in the UK. In 2004, we added two new funds to our Investment Bond range, the Managed Bond fund, which invests in a diversified portfolio of corporate bonds, and the Protected UK Growth fund, which provides some protection against stock market falls. Other additions to the product range were an offshore bond aimed at the expatriate market, our over-50s Life Insurance Plan and a new Whole of Life plan.

2004 Highlights

- 29% increase in Individual Life and Pensions new business
- No.1 Unit Trust ISA provider
- No.1 Protection provider
- Group Personal Pension Provider of the Year (Professional Pensions awards)
- Term Assurance Company of the Year (Financial Adviser awards)

Protection Sales (£m annual premiums)



180
150
120
90
60
30
2000
2001
2002
2003
2004



Pensions customer

"We are constantly being told that we have to invest more for our own retirement. Being able to invest for my future through my work-based pension scheme, with Legal & General, leaves me with one less thing to worry about!"

Dividend Recognition

Dividends declared after the year end do not meet the IFRS definition of a liability and therefore cannot be recognised in the annual accounts to which they relate. The impact is that dividends proposed to shareholders after a period end will not be included in that period's income statement. Instead, the dividend will be disclosed and then included in the subsequent period's income statement.

The Prudential Source Book

On 31 December 2004, the Financial Services Authority (FSA) brought the long-awaited Prudential Source Book (PSB) into its Handbook. The PSB sets out the requirements which insurance companies must meet in relation to the calculation of liabilities, the capital they must hold and the management of risks which might reduce their capital.

The PSB builds on initiatives developed by the FSA over the last three years. It brings into the Handbook some relaxation of the previous rules where these exceeded EU requirements but introduces more demanding requirements for with-profits contracts which incorporate options or guarantees. For the first time, the Handbook introduces rules relating to the quality of an insurance company's capital and its ability to absorb losses.

The other major new requirement is for insurers to perform their own assessment of capital requirements reflecting the operation of their business. The FSA will compare this assessment with the rules-based requirement and will, privately, advise companies if they need additional capital.

Financial Strength

Legal & General Assurance Society Limited (Society), the Group's main operating subsidiary, continues to be highly rated and remains one of the top two major European life assurers in terms of financial strength. As at March 2005, Standard & Poor's continues to rate Society at AA+ and Moody's maintained their second highest rating, Aa1. In November 2004, A.M. Best lowered Society's financial strength rating to A+ (Superior) from the previous highest A++ (Superior) rating, which reflected their concerns over quality of capital and pressure on business margins within the market. Notwithstanding this action, all agencies have now assigned a stable outlook.

Superior financial strength is a valuable competitive advantage for the Group and provides a source of security and confidence for policyholders. We aim to maintain a level of capital support to the long term business which gives us greater investment freedom, thus providing the potential for enhanced returns and the capacity to deliver profitable market share growth. The Group's Capital Position Statement is included within the FRS 27 section of this review which demonstrates the different sources of capital held within the Group.

Society Structure

Society comprises two principal components: the LTF, which consists of those assets which are attributed to the long term business, and the shareholders' fund, which comprises surplus assets held outside the LTF, our General Insurance business (L&GI) and our European businesses in France and The Netherlands (LGF and LGN). A pictorial representation of the structure of Society is shown in Figure 13. The combined value of the assets in the two components of Society at the end of 2004 was £49.0bn (2003: £44.1bn), of which £46.8bn (2003: £42.0bn) was attributed to the LTF. Part of the LTF is attributed to with-profits business. The balance of the LTF assets, less an amount to cover the liabilities of the non profit business, represents the Shareholder Retained Capital (SRC) and a sub-fund, which is available to support the with-profits business. The retention of the SRC within the LTF provides financial strength to support existing, and fund new, non profit business. The SRC comprises accumulated profits retained in the LTF from existing non profit business together with subordinated debt of £0.6bn (2003: £0.6bn). At the end of 2004, the assets supporting the with-profits business amounted to £26.8bn (2003: £25.3bn) and the assets supporting the non profit business amounted to £17.6bn (2003: £14.3bn). The SRC amounted to £2.2bn (2003: £2.2bn) and the sub-fund £0.2bn (2003: £0.2bn). The shareholders' fund assets amounted to £2.2bn (2003: £2.1bn). Society's structure is a source of competitive advantage since it provides financial strength to policyholders whilst retaining considerable flexibility in delivering profits to shareholders.

UK Long Term Fund Transfer

The changes to the operation of the LTF implemented in 1996 enabled transfers from the LTF to increase progressively to a target level, which would deliver an appropriate return on the shareholders' interests in the LTF. This level is the aggregate of the shareholders' share of the with-profits surplus including surplus on the sub-fund and smoothed investment returns on the embedded values of the SRC and the non profit business. Since 2002 transfers have been at target level. Future investment returns and the effect of operational performance will not be reflected immediately in the transfer, but will be smoothed over future periods.

Group Dividend

Dividends from the Group's operational subsidiaries, together with the LTF transfer, provide a sound base for our dividend to shareholders. It is recommended that the final dividend per share for 2004 be increased by 3.6% to 3.45p (2003: 3.33p). The rate of growth in the final dividend has been determined by the Board, having regard to our model for prospective LTF transfers and other income streams, as well as to worldwide equity market

Fig 13. Society Structure


Contribution to dividend
Up to 10% of distributed surplus
Return on embedded value
Transfer of income, realised gains and dividends
With-profits business
With-profits estate
Non profit business
SRC, Sub-fund
Shareholder surplus assets
L&GI, LGF, LGN
Long Term Fund
Legal & General Assurance Society Limited

performance. Dividend recommendations in future periods will similarly be made in the light of prospective income flows and equity market conditions at the time. The 2004 dividend cover, based on MSS operating profit after tax, is 1.3 times (2003: 1.2 times).

Treasury

The Group has a central treasury function which is responsible for the Group's external financing and related interest rate exposure. It manages the Group's balance sheet foreign currency translation exposure as well as its limited transactional exposure. It also manages the liquidity requirements of the Group through short term investments and loan facilities. Group Treasury's authorities are approved by the boards of the companies for which transactions are undertaken and are reviewed annually by the Audit Committee of the Group Board.

Access to the capital markets is maintained through a £2bn Medium Term Note (MTN) programme, which allows for debt capital to be raised in both senior and subordinated form. The latter satisfies the FSA's Upper Tier II and Lower Tier II forms of capital for insurance companies. In March 2004, the Group raised £400m of Upper Tier II capital with a coupon of 5.9% under its MTN programme. The Group also makes use of a US$2bn Commercial Paper programme, which facilitates access to both international and domestic money markets. These programmes, together with a number of committed bilateral bank facilities, satisfy the Group's liquidity and working capital needs.

In November 2004, Legal & General America (LGA) issued US$550m of non recourse debt in the US domestic capital markets as floating rate securities repayable in 2025. The transaction provides capital to meet the Regulation Triple X reserve requirements on the term insurance business written by LGA without affecting the Group's debt raising capacity.

Total core debt at the end of 2004 was £1.5bn (2003: £1.5bn)

Fig 14. Analysis of Debt by Type (£m)


394
521
1
275
Undated Subordinated Notes
Long Dated MTNs
Convertible Bond
Bank Loans
Non Recourse Financing – Triple X 2025

Fig 15. FSA's Classification of Capital (most junior to most senior)

Forms of capital	Regulatory classification
Ordinary shares	Core Tier I
Non-cumulative preference shares	Tier I
Cumulative perpetual securities	Innovative Tier I
Perpetual subordinated debt	Upper Tier II
Dated subordinated debt	Lower Tier II
Senior debt	Debt

plus £0.3bn of non recourse Triple X funding. The debt is analysed by type in Figure 14. £1.5bn (2003: £1.1bn) carried a fixed rate of interest. The weighted average cost of the Group's core debt during 2004 was 4.2% p.a. (2003: 3.9% p.a.).

All core debt is raised by Legal & General Group Plc or by Legal & General Finance Plc and guaranteed by Group. The Group complies with all its borrowing covenants, none of which represents a restriction on funding or investment policy. The Group's current long term and short term debt ratings are, from Standard & Poor's, AA- and A-1+ and, from Moody's, A1 and P-1.

Tax

The reported rate of tax charge on the AP basis was 29% (2003: tax charge 23%). The principal reason for the rate being slightly lower than the UK corporate tax rate of 30% was the lower rate of tax on shareholder net worth held within the LTF.

At the time of the Chancellor's pre-Budget report in December 2004, the Government published further proposals for changes to the taxation of life assurance business, effective from 2005. There were two principal measures. The first would increase the tax payable both on the profits from writing, predominantly, non profit pension business and on the investment return on shareholder net worth held within the LTF. The second would increase the tax chargeable on the investment return on 'surplus' assets supporting with-profits business. On 3 December 2004, Legal & General announced that the first measure would give rise to a one-off reduction in the reported embedded value of Society's LTF not exceeding £300m. A reduction of this order would also reduce the net of tax transfer from the LTF on a MSS basis by up to £20m.

Subsequently, the industry managed to secure considerably more time for consultation on these measures and constructive consultation is still in progress. The changes will require the enactment of a Finance Act. In view of this, the Group's 2004 results do not incorporate any impact from these proposals.

FRS 27 Disclosure

The Group's FRS 27 disclosure is set out in the rest of this review. It covers three areas - the realistic value of the with-profits business, the Group's capital position and financial options and guarantees.

With-Profits Realistic Liabilities

An explanation of the structure of Society has been provided earlier in this review. The Realistic Balance Sheet of the with-profits business of Society is given in Fig 16. At 31 December 2004, the realistic value of the with-profits liabilities was £18,229m on a FRS 27 basis and the excess of realistic assets over realistic liabilities was £1,311m. The realistic liability includes an assessment of the cost of any options and guarantees included in this business on a market consistent basis. The calculation has also taken account of bonus decisions which are consistent with Society's Principles and Practices of Financial Management. The shareholders' share of the future cost of bonuses has been excluded from the assessment of the realistic liability.

Capital Position

The Group's capital position is provided in Fig 17. It demonstrates the different sources of capital held within the Group. The Group's total available capital resources are £4,705m of which £4,293m is held by life businesses.

The capital held by the UK and overseas life businesses is generally constrained by local regulatory requirements. This means it may not be possible for the capital to be used to provide funding for other businesses. As explained in the above section on Society Structure, retention of the SRC in Society's LTF provides funding to support existing and fund new non profit business.

Capital Position Sensitivities

The capital position is sensitive to changes in market conditions, both due to changes in the value of the assets and the effect that changes in investment conditions may have on the value of the liabilities. It is also sensitive to assumptions and experience

Fig 16. Realistic Balance Sheet

As at 31 December 2004	£m
Total realistic basis assets (including options and guarantees)	19,540
Policyholder realistic basis liabilities	17,617
Other liabilities	612
Total liabilities	18,229
Realistic basis assets in excess of total liabilities	1,311



Andrew Palmer, Group Director (Finance)

Legal & General's careful management of its financial condition is one of the key ingredients of our success. Our reputation for prudent financial management not only underpins our credibility with intermediaries and policyholders but also supports financial strength ratings which are not bettered by any other UK life insurance company.

2004 Highlights

- £400m of Upper Tier II Capital issued on attractive terms to secure cost effective funding
- US$550m of non recourse debt raised to finance Legal & General America's Triple X reserves
- Society's financial strength as measured by the Form 9 Free Asset ratio is estimated to have increased to 15.5% at 31 December 2004 (13.0% at 31 December 2003)
- FSA's Prudential Sourcebook implemented on time
- IFRS project on schedule

Solvency position – Form 9 Free Asset ratio (%)


2000
16.8
2001
15.3
2002
12.1
2003
13.0
2004

2001-2004: Including implicit item
*Estimate

finances



Joint Chief Executive
Bankhall

"In our judgement, Legal & General is one company which has managed its finances really well in recent years. Today, their financial strength is an important reason why they are a natural company to be recommending to our clients" relating to mortality and morbidity and, to a lesser extent, expenses and persistency.

The most significant sensitivities arise from the following four risks:

- Market risk in relation to the UK with-profits business, which would arise if adverse changes in the value of the assets supporting this business could not be fully reflected in payments to policyholders because of the effect of guarantees and options. The capital position of this business would also deteriorate if increases to the market cost of derivatives resulted in an increase in the liability for guarantees and options in the realistic balance sheet.
- Mortality risk in relation to the UK annuity business, which would arise if the mortality of annuitants improved more rapidly than the assumptions used for reserving.
- Market risk in relation to the UK annuity business, which would arise if the return from the fixed interest investments supporting this business were lower than that assumed for reserving.
- Mortality risk in relation to the UK and US term assurance business, which would arise if mortality of the lives insured were heavier than that assumed, possibly because of an epidemic or catastrophe.

The timing of any impact on capital would depend on the interaction of past experience and assumptions about future experience. In general, if experience had deteriorated or was expected to deteriorate and management actions were not expected to reduce the future impact then assumptions relating to future experience would be changed to reflect it. In this way, liabilities would be increased to anticipate the future impact of the worse experience with immediate impact on the capital position. Examples of possible management actions include changes to with-profits bonus rates and changes to discretionary surrender terms.

The Group's approach to managing risks is detailed in the Corporate Governance section of this Report and Accounts.

Basis of Regulatory Capital and Corresponding Regulatory Capital Requirements

In each country in which the Group operates, the local insurance regulator specifies the minimum amount and type of capital which the Group's long term insurance subsidiaries must hold in addition to their insurance liabilities. The minimum required capital must be maintained at all times, not just at the year-end. This helps to ensure that payments to policyholders can be made as they fall due, if experience is less favourable than that assumed in the measurement of liabilities.

The required capital is generally calculated by one or both of two methods: either as an assessment of the additional assets which would be required to meet the insurance company's liabilities in specified, stressed financial conditions or as the result of applying fixed percentages to the insurance company's liabilities and risk exposures. Further details are given in the paragraphs below.

UK Regulatory Basis

Required capital is based on the rules of the FSA. It is the total of two amounts. The first amount is based on the most onerous of a number of stress tests which are applied to both assets and insurance liabilities. There are further stress tests for with-profits liabilities as measured in the Realistic Balance Sheet, which may increase the required capital. The second amount is calculated by applying fixed percentages to liabilities and sums assured at risk.

US Regulatory Basis

Required capital is based on the National Association of Insurance Commissioners Risk Based Capital model.

French and Dutch Regulatory Bases

The minimum required capital is defined by the French Ministry of Finance's 'Code des Assurances' and the 'Pensioen & Verzekeringskamer' (Dutch Supervisory Body) respectively. The basis of the calculation is a percentage of the liabilities plus a percentage of the sum assured at risk and, for some French protection contracts, the premium. The percentages depend on the guarantees given and the amount of reinsurance cover.

Financial Options and Guarantees

Some of Legal & General's products give potentially valuable guarantees, or give options to change policy benefits which can be exercised at the policyholder's discretion. These products are described below. Most are with-profits contracts and the realistic value of the UK with-profits liabilities, which includes the cost of any options and guarantees, has been given in the Realistic Balance Sheet in Fig 16. Where the contracts are non profit or have been written by our overseas subsidiaries, appropriate quantification is given of any potentially significant guarantees.

UK Options and Guarantees

Most with-profits contracts give a guaranteed minimum payment on a specified date or on death before that date. For pensions contracts, the specified date is the policyholder's chosen retirement date. For endowment contracts, it is the maturity date of the contract. Annual bonuses when added to with-profits contracts increase the guaranteed amount.

There are guaranteed surrender values on a small number of older contracts.

Some older pensions contracts include guaranteed annuity options which expose the Group to interest rate and longevity

Fig 17. Capital Position Statement

Available capital resources	UK with-profits business £m	UK non profit business, SRC and sub-fund £m	Overseas and PMC £m	Total Life £m	Shareholders' funds and other activities £m	Total £m
Shareholders' funds outside the LTF (Note 1)	–	–	717	717	1,027	1,744
Shareholders' funds held in the LTF	–	1,632	–	1,632	–	1,632
Total shareholders' funds	**–**	**1,632**	**717**	**2,349**	**1,027**	**3,376**
Adjustments onto regulatory basis (Note 2):						
Fund for future appropriations (FFA) (Note 3)	1,311	241	98	1,650	–	1,650
Other (Note 4)	(447)	(335)	(294)	(1,076)	–	(1,076)
Other qualifying capital:						
Internal loans (Note 5)	–	602	13	615	(615)	0
Implicit items (Note 6)	–	755	–	755	–	755
Total available capital resources	**864**	**2,895**	**534**	**4,293**	**412**	**4,705**

Note 1 Society shareholder capital of £1,972m is included within Shareholders' funds outside the LTF.
Note 2 Figures extracted from draft regulatory returns.
Note 3 The FFA reported in the Consolidated Balance Sheet is £806m higher than the FFA reported in the Capital Position Statement. £787m of the difference arises because the FFA for the UK life business has been calculated on a realistic basis and the £19m arises because the US FFA is not an available capital resource on the US regulatory basis.
Note 4 Shareholders' share in realistic liabilities of £447m and changes to the value of assets and liabilities on a regulated basis of £629m are included within Other.
Note 5 Legal & General Group Plc has subscribed for a total of £602m of perpetual subordinated loan stock issued by Society's LTF. This loan qualifies as Upper Tier II capital of the LTF. Legal & General Overseas Holdings Limited has subscribed for a total of €18m of perpetual subordinated loan stock issued by Legal & General Holdings (France) S.A. This loan qualifies as hybrid capital for L&G Holdings (France) S.A.
Note 6 The implicit item recognises profits in relation to in-force business written in the non profit part of Society's LTF which are expected on a prudent assessment to emerge over the next 5 years. The maximum amount permitted is determined by the FSA.

risk. Where permitted by the terms of the contract, the Group reviews these guaranteed rates regularly.

Some older with-profits pensions contracts include a guaranteed minimum rate of roll up of the policyholder's fund up to the date of retirement. This guarantee has been removed where permitted by policy conditions.

With-profits deferred annuities participate in profits only up to the date of retirement. At retirement, a guaranteed cash option allows the policyholder to commute the annuity benefit into cash on guaranteed terms.

There is a block of immediate and deferred annuities within the UK non profit business where benefits are linked to changes in the Retail Price Index (RPI) but with contractual maximum or minimum increases. In particular, most of these annuities have a provision that the annuity will not reduce if RPI falls. The total of such annuities in payment at 31 December 2004 was £163m. Thus 1% negative inflation, which was reversed in the following year would result in a guarantee cost of approximately £2m. Negative inflation sustained over a longer period would give rise to significantly greater guarantee costs.

Assumption Setting

For the UK long term insurance businesses, the full set of assumptions used for the measurement of insurance liabilities is set out in detail in the annual return to the FSA. The principal MSS basis assumptions are provided in Note 19 to the Accounts. The assumptions which have the greatest effect on the measurement of liabilities are those for investment returns, mortality and morbidity.

Investment return assumptions are based on the yield on the assets backing the contracts. For fixed interest securities, the gross redemption yield is used; for equities, a blend of the earnings yield and the current dividend yield, and for property, the current rental yield. Adjustments are made for tax, for possible default by an issuer or tenant and for investment mismatch. A further deduction may be made in respect of monies to be invested at a future date.

Mortality and morbidity assumptions are set with reference to standard tables drawn up by the Continuous Mortality Investigation Bureau (CMIB) of the Institute and Faculty of Actuaries. These tables are based on industry wide experience of the products concerned. Internal statistical investigations are carried out to determine the Group's experience relative to a chosen standard table. To derive the assumptions used to measure the liabilities, adjustments are made to the observed experience to reflect statistical fluctuation and uncertainty over future experience. For annuities the assumptions will also include an allowance for future mortality improvement, based on trends identified by the CMIB.

For with-profits realistic liabilities, generally best estimates are used for non-economic assumptions.

For the measurement of financial options and guarantees, assumptions and methods are used which would reproduce the market cost of similar financial instruments, so-called market consistent valuation. Generally, because of the complexity of the options and guarantees, these assumptions are implemented by means of stochastic models. These models generate thousands of simulations of future investment experience and of the resulting impact on assets and liabilities. The value of options and guarantees is then derived by applying appropriate probability distributions to the outcome of the simulations.

The measurement of RPI related guarantees on annuities is also made using a stochastic model of inflation, but the model is not market consistent because there is no recognised market price for these risks.

Overseas Options and Guarantees

LGF distributes a number of life assurance products that are invested or have the option to invest in the Guarantie Long Terme (GLT) fund. Contracts written before April 2000 give policyholders a minimum guaranteed return of between 2.0% and 4.5% per annum depending on when the contract was purchased and the money invested. The length of the guarantee is for the duration of the policy. Contracts written from April 2000 onwards have a minimum guaranteed return of 2% for an eight year period only. Bonuses to policyholders correspond to the total net investment income of the GLT fund, less the guaranteed interest payments, less the contractual management fees of the company. If the return of the GLT fund is below the weighted average of the rates guaranteed, amounts will be payable under the guarantee. The current return

6

is 5.3%. The reserves for the GLT fund are €1,200m including a specific reserve of €17m for guarantees. A fall in the rate of return of the GLT fund below 2.9% would lead to an increase in required reserves.

LGA has an in-force block of universal life insurance and smaller blocks of deferred and immediate annuities, all with guaranteed minimum crediting rates. The rate is 4% for universal life and between 4% and 5.5% for older annuity products. The rate for annuities currently being issued is 1.5%. LGA has exposure to loss should interest rates decrease and LGA be unable to earn enough on the underlying assets to cover the guaranteed rate. Reserves on the universal life block and on the annuities blocks amounted to US$807m and US$310m respectively at 31 December 2004. Testing of changes in earned interest rates, consistent with current regulatory guidance, indicates that an increase or decrease of 1% would not lead to additional liabilities on a US GAAP basis.

The deferred annuity block also contains a provision that, at maturity, a policyholder may move their account value into an immediate annuity, at rates that are either those currently in effect, or rates guaranteed in the contract.

LGN has not written any business which includes material options or guarantees.

Andrew Palmer
Group Director (Finance)



Tim Breedon, Group Director (Investments)

During 2004, LGIM continued to generate significant new business from its index product range reflecting the strength of its franchise in this investment area. The company has also generated substantial new business and revenue growth from its very successful fixed income team. New business levels are underpinned by additional investments from existing customers, reflecting both the strength of LGIM's fund range and the quality of client service.

2004 Highlights

- Record new business figures consolidates LGIM's position as the largest manager of UK corporate pension funds
- Over 55% of corporate pensions new business in 2004 was from existing clients
- Defined Contribution Scheme assets under management exceeds £6bn from over 750 clients
- IMA Asset Management Survey confirms LGIM is the largest manager of assets in the UK

Growth in Corporate Pension Funds: Clients and Funds Under Management


£bn
3,000
2,500
2,000
1,500
1,000
500
0
120
100
80
60
40
20
0
2000
2001
2002
2003
2004
Funds Under Management
Number of Institutional Clients

funds



Penny [illegible]
Secretary to the Trustees of the Superannuation Arrangements of the University of London

"Legal & General Investment Management may well be the UK equity market's largest investor but that hasn't stopped it from giving a superbly efficient and personal service"


Supported by
Legal &
General
Adrian Clark, Protection Services Director, with a fitter from the Cardiff Senior Safety Handyvan Scheme, which Legal & General supports as part of its sponsorship of Help The Aged.

As a leading financial services company, Legal & General recognises that its activities have an impact upon society and the environment. We believe that these impacts need to be managed in a responsible manner.

Our full Corporate Social Responsibility (CSR) Report can be accessed at www.legalandgeneral.com/csr. A summary of our CSR programme and the progress we have made in CSR governance and practices towards our stakeholders during 2004 is provided below.

CSR Governance

Legal & General established a CSR Committee in 2003. This Committee is responsible for developing the Group's CSR strategy and policies and for monitoring the company's performance against its objectives. The work of the Committee is directed by our CSR Guiding Principles, which reflect our commitments to our stakeholders and the environment. With reference to these Principles, the CSR Committee undertakes an annual review of social, environmental and ethical risks and opportunities. Additionally, Committee members and their management teams are responsible for identifying specific issues within their areas of responsibility, and for the management and monitoring of these issues. Legal & General recognises the importance of Board involvement in the CSR programme. For this reason, the CSR Committee includes members of the Group Board and it reports regularly to the Board. The Committee meets at least three times a year, and has three direct sub-committees relating to our activities in the areas of environment, health and safety and community involvement.

Our Customers

As a major UK provider of pensions, investment and protection products, meeting our customers' requirements is fundamental to our success. To this end, our operations are driven by three customer-focused objectives: providing value for money products, delivering quality service and giving a choice of ways to buy products. With these objectives in mind, 2004 saw a number of developments, including the establishment of 'The Academy of Training Excellence', designed to provide employees with technical training to enhance their customer service skills, and the completion of over 55 research projects aimed at obtaining feedback on our product and service performance.

In addition, we strengthened our commitment to our customers by establishing a Customer Experience Board, chaired by Kate Avery, Group Director (Retail Distribution), and aimed at improving the integration of customers' needs into our business. We were delighted to receive recognition for our customer commitment by being named as Britain's Most Admired Insurance Company by Management Today, for the sixth time in seven years.

> As a major UK provider of pensions, investment and protection products, meeting our customers' requirements is fundamental to our success

Our Employees

We continue to embed our Partnership Agreement with our trade union, Amicus. Approximately 585 managers attended a Partnership Workshop, and Partnership in Action groups were held at each major office. 145 employees were recruited by Amicus on Partnership Day in November 2004 and for each new member Legal & General donated £15 to charity. Legal & General was delighted to be the winner of Amicus's 2004 Employer of the Year Award.

During 2004, Legal & General became a launch member of the Dignity at Work Steering Group, a project aimed at preventing bullying in the workplace.

Over 850 managers completed their Introductory Diploma or Certificate in Management as part of a new management development programme aimed at increasing managers' knowledge and skills in a number of business areas. Legal & General provides a wide range of other training opportunities to enable employees to enhance their skills.

We seek to conform with both the 1948 Universal Declaration of Human Rights and the 1953 European Convention on Human Rights.

Our Suppliers

We aim to establish mutually beneficial commercial relationships with our suppliers and we recognise our responsibility to treat our suppliers in a fair and ethical manner. To this end, we developed an ethical purchasing policy during 2004. This applies to all purchases of goods and services in the UK and covers the behaviour required of employees engaged in purchasing activity.

We developed an ethical purchasing policy during 2004, which applies to all purchases of goods and services in the UK

It is also important to us that our suppliers act in a socially responsible manner. During 2004, we invited a number of major suppliers to attend a CSR Forum to discuss the implementation of appropriate CSR evaluation methods, as a result of which we are developing a tool to help identify CSR risks in specific supply chains. A method was developed to identify suppliers with high health and safety risk exposures and these suppliers were evaluated in conjunction with our health and safety adviser. In addition, as well as achieving our objective of ensuring that 80% of key suppliers comply with our environmental policy, we reviewed the identification of environmental key suppliers and developed an improved definition of environmental risk based on FTSE4Good classifications.

Our Communities

Legal & General contributes 0.5% of the prior year's UK Modified Statutory Solvency operating profit to its Community Involvement programme. We provide support to a small number of national charities whose work is aligned with our business activities; to a range of charities and community activities local to our main offices, and to employees who commit personal time or funds to help a charity or community group. Employee support takes a number of forms, including a Give As You Earn Scheme, under which Legal & General matches employee contributions up to £20 per month. In addition, following the success of the first Legal & General Community Awards in 2003, a second competition was held in 2004 to recognise those employees who make the most positive contribution to their communities. The winners were presented with awards and invited to attend a Gala Charity Evening. In addition, a £1,000 donation was made to the cause they had been recognised for supporting.

At the end of 2004, a collection was held for the victims of the Indian Ocean disaster. A total of £115,806 was raised and this was matched by Legal & General, bringing the total donation made to the Appeal to £231,612.

Our Environment

An external review, undertaken during the year, confirmed that it is through the purchase of goods and services that our most significant environmental impacts arise. In contrast, those arising from the operation of our buildings and through our business travel constitute a much smaller part of our overall impact.

Good progress was made during 2004 in achieving our environmental targets. In total, thirteen of the seventeen targets were completed in full, one was partially completed, one was no longer applicable and two were not achieved. Our successes included a 3% reduction in our carbon dioxide emissions, a decrease to 30% in the amount of waste sent direct to landfill and a total of 84% of our key suppliers meeting the environmental requirements of our Group Purchasing Policy.

We were pleased to win the award of Best Private Sector Company for participants in the Mayor of London's Green Procurement Code. This was awarded to the company which could most clearly demonstrate a strong track record in the procurement of goods containing recyclate.

Socially Responsible Investment

During 2004, we conducted research on companies' social, environmental and ethical (SEE) risks and opportunities according to the ABI's disclosure guidelines. In particular, we focused on those companies in high impact sectors which received a rating of 'limited' disclosure from the ABI. We expanded our programme of engagement, and met with 32 FTSE 350 companies during the year specifically to discuss SEE issues. We also contacted a further 26 companies to raise SEE issues of concern to us. We have extended our membership of a number of collaborative investor initiatives aimed at promoting best practice in a range of high-profile issues.

The improvement in the environmental management of the property investment portfolio continues

The improvement in the environmental management of the property investment portfolio continues. 60% of the key directly managed investment properties are now compliant with the Environmental Management System and, in addition, the target to introduce recycling facilities at these properties has been achieved. Face to face discussions have taken place with a sample of tenants to establish their views on sustainability and to explore how landlords may assist and influence this process.

During the year, Legal & General Ventures Limited established a set of guidelines for the standards required when making a significant investment in a company.

Verification

Our full CSR Report was subject to verification by Legal & General Internal Audit, and the verification statement can be found at the end of that Report.


1


2


3


4


5


6


7


8


9


10


11


12


13


14

1. Rob Margetts CBE
Chairman. Aged 58. He is Chairman of The BOC Group PLC, senior independent non-executive director of Anglo American Plc and Chairman of their Remuneration Committee, and Chairman of the Natural Environment Research Council. He is also a member of the Council of Science and Technology and a Trustee of the Council for Industry and Higher Education. He was formerly a director and Vice Chairman of Imperial Chemical Industries Plc. Appointed in 1996 and Chairman in 2000. He is Chairman of the Nominations Committee.

2. David Prosser
Group Chief Executive. Aged 60. He joined Legal & General in 1988 as Group Director (Investments). Appointed Group Chief Executive with effect from 11 September 1991. Previously, he held positions at British Coal, where he was Chief Executive of CIN (the pensions investment management company), at Sun Alliance (the insurance company) and at Hoare Govett (the stockbroker). He is Chairman of the Financial Services Skills Council. He is a non-executive director of the Intercontinental Hotels Group PLC, The Royal Automobile Club Ltd, and Epsom Downs Racecourse Ltd. He is a Fellow of the Institute of Actuaries and holds a degree from the University College of Wales, Aberystwyth. He is Chairman of the Group Risk and Compliance Committee.

3. Andrew Palmer
Group Director (Finance). Aged 51. He joined Legal & General in 1988 from Commercial Union. He was appointed to the Board as Group Director (Services) on 1 January 1996 and became Group Director (Corporate Business) on 1 July 1999. He was appointed Group Director (Finance) on 1 January 2001. He is a non-executive director of Slough Estates PLC. He is a Fellow of the Institute of Chartered Accountants in England and Wales.

4. Kate Avery
Group Director (Retail Distribution). Aged 44. She joined Legal & General in 1996 as Director (Marketing). She became Director (Group Marketing and Direct) in 1997 and Retail Customer Director in 1999. She was appointed to the Group Board on 1 January 2001. She was previously Managing Director of Barclays Stockbrokers Ltd and Barclays Bank Trust Company Ltd. She has an MBA from Cranfield School of Management. She is a member of the Association of British Insurers Distribution and Regulatory Committee.

5. Tim Breedon
Group Director (Investments). Aged 46. He joined Legal & General in 1987 and became Director (Index Funds) in 1994. He was promoted to Managing Director (Index Funds) on 1 January 2000. He was appointed Group Director (Investments) on 1 January 2002. He holds a degree from Oxford University. He initially joined Standard Chartered Bank before moving to the London Business School where he took an MSc in Business Administration. He is a director of the Financial Reporting Council. He is a member of the Corporate Social Responsibility Committee.

6. Frances Heaton
Independent, non-executive director. Aged 60. She is a non-executive director of AWG PLC and Chairman of its Audit Committee. She was formerly a non-executive director of the Bank of England, and Deputy Chairman and Chairman of the Audit Committee of WS Atkins PLC and an executive director of Lazard Brothers & Co. Limited. She was appointed in July 2001. She is a member of the Audit and Nominations Committees.

7. Beverley Hodson OBE
Independent, non-executive director. Aged 53. She is a director of the National College for School Leadership. She was formerly Managing Director of UK Retail, WH Smith Group Plc, Managing Director of Children's World, which was part of Boots Company PLC, and Managing Director of Dolcis, Bertie Shoes and Cable & Co., which were part of Sears Plc. She was previously a non-executive director of M & G Group (Prudential) and a member of the North Yorkshire & Humberside Regional Development Agency. She was appointed in December 2000. She is a member of the Remuneration and Nominations Committees.

8. Barrie Morgans
Independent, non-executive director and Chairman of the Audit Committee and member of the Nominations Committee. Aged 63. He is Chairman of Plasmon Plc. He was formerly Chairman of Azlan Group Plc and Chairman and Chief Executive of IBM UK Holdings Limited. He was appointed in 1997.

9. Robin Phipps
Group Director (UK Operations). Aged 54. He joined Legal & General in 1982 from British Gas and was appointed I.T. Director in 1985. He was appointed to the Board as Group Director (Sales & Marketing) on 1 January 1996 and became Group Director (Retail Business) on 1 July 1999. Appointed Group Director (UK Operations) on 1 January 2001.

10. John Pollock
Group Director (Product & Corporate). Aged 46. He joined Legal & General in 1980 on graduating from Strathclyde University. He worked in IT and customer services before taking responsibility, in 1994, for the employed sales force. In 1998, after two years as Managing Director, Legal & General Asia, he was appointed Director, UK Operations, running the large service units in Hove and Cardiff. He was appointed to the Board on 11 December 2003.

11. Dr Ronaldo Schmitz
Independent, non-executive director. Aged 66. He is a non-executive director of GlaxoSmithKline Plc, Rohm & Haas Co. and the Cabot Corporation. He was formerly a director of Deutsche Bank AG. He was appointed in October 2000. He is a member of the Remuneration and Nominations Committees.

12. Henry Staunton
Independent, non-executive director. Aged 56. He was appointed to the Board in May 2004. He is Finance Director of ITV Plc and was formerly a non-executive director and Chairman of Ashtead Group PLC and a non-executive director of Emap Plc. He is a member of the Audit and Nominations Committees. He will become Chairman of the Audit Committee at the conclusion of the AGM in 2005.

13. James Strachan
Independent, non-executive director. Aged 51. He is Chairman of the Audit Commission. He was a Managing Director of Merrill Lynch and was previously with Chase Manhattan. He is Chairman of RNID and a Trustee of Somerset House. He was appointed to the Board on 1 December 2003. He is a member of the Audit, Nominations and Remuneration Committees.

14. Sir David Walker
Vice Chairman, Senior Independent Director and Chairman of the Remuneration Committee. He is also a member of the Nominations Committee. Aged 65. He is Chairman to Morgan Stanley International Limited, and a former Chairman of the London Investment Banking Association. He was previously an Executive Director of the Bank of England, Chairman of the Securities & Investments Board and a Deputy Chairman of Lloyds Bank. He was appointed in March 2002.

The Group has complied throughout the year with the provisions of The Combined Code on Corporate Governance issued in July 2003 (the Combined Code) and the associated Turnbull Guidance, as annexed to the Listing Rules of the Markets Division of the Financial Services Authority (FSA) except in respect of the publication of proxy votes at the Annual General Meeting (AGM), which is referred to below. This process is in accordance with the Turnbull guidance for directors issued in 1999.

The Board

The Board determines the strategic direction of the Group and reviews its operating and financial position. The Board has a formal schedule of matters specifically reserved to it, which can only be amended by the Board itself and which is reviewed annually. The Board meets at least 11 times during the year.

As part of its regular evaluation the Board considered the Chairman's availability and capacity to undertake his role, against the background of the Chairman's other commitments. The Board was satisfied that the Chairman is able to fulfil the normal time commitments required and has the spare capacity to make himself available when unforeseen circumstances dictate.

Directors

Appointments to the Board are the responsibility of the full Board on the recommendation of the Nominations Committee. New directors have a formal induction programme. The Board and its directors are subject to annual appraisal. The aim is to improve both individual contributions and group achievement. In 2004 the appraisal was facilitated by an external consultant and culminated in individual directors' interviews with the Chairman (in the case of the Chairman, the interview was conducted by the Vice Chairman). A full report was provided to the Board and consequent actions agreed. All directors must submit themselves for re-election at an AGM once every three years.

There is a continuing training programme for directors and senior managers which includes educational and business awareness presentations.

The majority of the Board are independent non-executive directors. They have wide business experience. Their remuneration consists only of fees. They have access to all information relating to the Group, the advice and services of the Group Secretary and, as required, external advice at the expense of the Group. At the end of 2004 there were eight non-executive directors.

There is a clear division of responsibility between the Chairman and the Group Chief Executive. The roles of the Chairman, Group Chief Executive and directors are clearly defined, so as to give no individual unfettered powers of decision. The Vice Chairman (the Senior Independent Director) and the other non-executive directors are independent.

There is a formal, rigorous and transparent procedure for the appointment of new directors to the Board. The Board is supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties.

Relations with Shareholders

The Board attaches high importance to maintaining good relationships with shareholders. There is regular dialogue with institutional shareholders. However, care is exercised to ensure that any price-sensitive information is released at the same time to all shareholders, institutional and private, in accordance with the requirements of the Listing Rules.

The Board regards the AGM as an important opportunity to communicate directly with private investors. Board members, including the chairmen of the Remuneration, Nominations and Audit Committees, attend the meeting and are available to answer questions.

In order that shareholders present are aware of the other shareholders' voting intentions, the details of proxy votes are distributed immediately prior to the AGM.

Board Committees

The Remuneration Committee, the Corporate Social Responsibility Committee, the Nominations Committee, the Group Risk & Compliance Committee and the Audit Committee are standing Committees of the Board. The role and operation of the Remuneration Committee is set out in the Directors' Report on Remuneration on pages 37 to 42. The role of the Corporate Social Responsibility Committee is set out on pages 28 and 29.

Nominations Committee

The Nominations Committee is chaired by the Chairman of the Board and is composed of all non-executive directors. It is responsible for proposing the appointment of new Board directors. In doing so, it considers the composition of the Board, the demands made on the Board and its committees, and the requirements of good corporate governance. The Report of the Nominations Committee is set out on page 45.

Group Risk & Compliance Committee (GRCC)

The GRCC is chaired by the Group Chief Executive and is composed of all the executive directors together with senior managers drawn from across the Group in attendance. It meets monthly. Its primary role is to ensure there are appropriate processes in place across the Group to identify, assess, monitor and control critical risks facing the Group, including regulatory risks. It reports regularly to the Group Board and its minutes are available to the Audit Committee. The Chairman of the Audit Committee attends its meetings.

Audit Committee

The Audit Committee is chaired by Barrie Morgans. Frances Heaton, Henry Staunton and James Strachan are its other members. It met four times during the year to:

- Review and advise the Board on the Group's interim and annual financial statements, its accounting policies, and on the control of its financial and business risks; and
- Review the nature and scope of the work to be performed by the external and internal auditors, the results of that work and management's response; and
- Make recommendations on the appointment and remuneration of the external auditors and review the non-audit services provided to the Group by the external auditors.

The Audit Committee meets with executive directors and management, as well as privately with both external and internal auditors. The Chairman reports the outcome of meetings to the Board and the Board receives the minutes of all Committee meetings.

The Report of the Audit Committee is set out on pages 43 to 44.

Internal Control

The Board has overall responsibility for the Group's internal control systems and for monitoring their effectiveness. Implementation and maintenance of the internal control systems are the responsibility of the executive directors and senior management. The performance of internal control systems is reviewed regularly by the Audit Committee, GRCC and the boards of subsidiary companies.

The Board regularly reviews actual and forecast performance of its businesses compared with their one year plans, as well as other key performance indicators.

Lines of responsibility and delegated authorities are clearly defined. The Group's control policies and procedures are set out in an operating manual, which is regularly updated and distributed throughout the Group. Executive directors are required to confirm compliance with these policies throughout the year. The results of this confirmation process are reported to the Audit Committee.

The arrangements for establishing policies in respect of the key risks to the Group are set out below.

The Chairman and Group Chief Executive oversee the policies for employee selection, assessment and development and have direct involvement in senior management appointments. Succession planning and contingency arrangements are in place for senior management and have been reviewed by the Board. The Group seeks to conduct business in accordance with ethical principles and there is guidance for employees on the standards required.

Review of Internal Control

The Combined Code requires directors to review and report to shareholders on the Group's internal control systems, which include financial, operational and compliance controls, and risk management.

Established procedures, including those already described, are in place to comply with the Combined Code. The Board assesses the effectiveness of internal control systems on the basis of:

- regular reports by management to their main operating boards, and the Audit Committee, on the adequacy and effectiveness of internal control systems and significant control issues; and
- the GRCC's review of the continuous group-wide process for formally identifying, evaluating and managing the significant risks to the achievement of the Group's objectives; and
- compliance reports and presentations from the Director (Compliance) on, at least, a quarterly basis; and
- presentations of the results of internal audits to the Audit Committee by the Group Chief Internal Auditor.

The Board takes regular account of the significance of social, environmental and ethical matters to the businesses of the Group. The GRCC's review of the significant risks to the Group includes these matters. The work of the Corporate Social Responsibility Committee, which is chaired by the Director (Resources and International), is set out on pages 28 to 29.

The Group's internal control systems are designed to manage, rather than eliminate, the risk of failure to meet business objectives and can only provide reasonable, and not absolute, assurance against material misstatement or loss. In assessing what constitutes reasonable assurance, the Board has regard to materiality and to the relationship between the cost of, and benefit from, internal control systems.

The results of the ongoing monitoring of financial, operational and compliance controls, and the risk management process, are reported to the Board. The Board was able to conclude, with reasonable assurance, that appropriate internal control systems had been maintained throughout the year.

Internal Audit

Internal Audit advises management on the extent to which systems of internal control are effective; are adequate to manage business risk; safeguard the Group's resources; and ensure compliance with legal and regulatory requirements. It provides objective assurance on risk and control to senior management and the Board.

Internal Audit's work is focused on areas of greatest risk to the Group as determined by a structured risk assessment process involving executive directors and senior managers. The output from this process is summarised in a plan which is approved by the Audit Committee. The Group Chief Internal Auditor reports regularly to the Group Chief Executive and to the Audit Committee.

Compliance

The Group Compliance function is responsible for oversight of the Group's compliance with regulatory requirements and standards. This encompasses the provision of policy advice and guidance to the regulated firms, oversight of regulated firms' compliance arrangements to assess whether firms have appropriate systems, procedures and controls in place to manage their permitted regulatory activities, and oversight of regulatory risks arising from authorised firms' compliance responsibilities.

Management of Risk

The Group, in course of its business activities, is exposed to Insurance, Market, Credit, Liquidity, and Operational risks. Overall responsibility for the management of these risks is vested in the Group Board. To support it in this role, a risk framework is in place comprising formal committees, risk assessment processes and review functions. The framework provides assurance that risks are being appropriately identified and managed and that an independent assessment of risks is being performed.

Committee Structure

Oversight of the risk management framework is performed on behalf of the Group Board by its sub committee, the GRCC. In order to provide more detailed management of Credit, Market, Liquidity and Insurance risks across the Group, the following sub committees of the GRCC are in place:

Committee	Role	Membership
Group Credit Committee	To set limits for the Group's exposure to any single counter-party failure and to manage exposures within these established limits.	Group Director (Finance) Group Director (Investments) Group Treasurer
Group Asset & Liability Committee (The Group ALCO)	To ensure that the Group's assets and liabilities are appropriately managed.	Group Director (Finance) Group Director (Investments) Group Actuary Actuary (UK) Managing Director (Portfolio Managers)
Group Pricing & Insurance Risk Committee	To ensure that products are appropriately designed and priced, that product legal risks are assessed and that appropriate processes are in place to identify, assess, monitor and, where deemed appropriate, reinsure risk.	Group Director (Product & Corporate) Group Actuary Actuary (UK) Director (UK Finance)

In addition, Risk & Compliance Committees (RCCs) are in place for each of the main operational business units of the Group. These committees are predominantly responsible for the management of operational risks and regulation. RCCs formally report both to their operating boards and to the GRCC on a monthly basis.

Risk Assessment Processes

A continuous Group-wide process is in place formally identifying, evaluating and managing the significant risks to the achievement of the Group's objectives. A standard approach is used to assess risks. Senior management and the Risk Review Functions (see below) review the output of the assessments. A Group-wide Risk Assessment process is used to provide determination of key risks within the Group reported to the GRCC.

Risk Review Functions

Group and firm level Risk Review Functions provide oversight of the risk management processes within the Group. A central risk function is responsible for setting the risk management framework and standards; Risk Review Functions in each of the business operating units manage the framework in line with these standards. Their responsibilities include the evaluation of changes in the business operating environment and business processes, the assessment of these changes on risks to business and the monitoring of the mitigating actions. The Risk Review Functions also ensure that risk committees are provided with meaningful risk reports and that there is appropriate information to assess risk issues.

Details of the categories of risk to the Group and high-level management processes are set out below. The Group has defined policies for the management of its key risks, the operation of which are supported by Risk Review Functions and are independently confirmed by Group Internal Audit. The GRCC reviews and approves these policies.

Insurance Risk

Insurance risk is the risk arising from higher claims being experienced than was anticipated.

Insurance risk is implicit in the Group's insurance business and arises as a consequence of the type and volume of new business written, the concentration of risk in particular policies or groups of policies subject to the same risks.

The Group controls its insurance exposures through underwriting and pricing authorities which set out the risks which may be accepted. Pricing is based on assumptions, such as mortality and persistency, which have regard to past experience and to trends. Insurance exposures are further limited through reinsurance.

Reinsurance may be used to reduce potential loss to the Group from individual large risks or catastrophic events. It may also be used to manage capital or to provide access to specialist underwriting expertise. Reinsurance is predominantly ceded by treaties which automatically cover a proportion of all risks meeting prescribed criteria.

The principal General Insurance reinsurances are excess of loss catastrophe treaties, under which the excess of accumulation of claims from an event, above an agreed retention level, is recovered from reinsurers. The effective retention for 2005 is £35m (2004: £30m) and this represents the maximum net probable loss from any one event within our principal household account.

The Group Pricing & Insurance Risk Committee has oversight for the management of insurance risk across the Group.

Market Risk

Market risk is the risk arising from fluctuations in interest and exchange rates and market valuations which may affect assets, liabilities and the mismatch between the two.

The Group ALCO establishes investment policies for shareholders' and policyholders' funds on the basis of sound asset/liability management principles.

The investment policies for long term and other businesses have due regard to the nature of liabilities and guarantees and other embedded options given to policyholders. The interest rate risk of such liabilities is normally managed by investing in assets of similar duration, where possible. It is further managed by maintaining capital sufficient to cover the consequences of mismatch under a number of adverse scenarios and by the use of derivatives.

The Group is also potentially exposed to loss as a result of fluctuations in the value of, or income from, assets denominated in foreign currencies. Balance sheet foreign exchange translation exposure in respect of the Group's international subsidiaries is actively managed in accordance with a policy, agreed by the Group Board, which allows between 25% and 75% of net foreign currency assets to be hedged.

Credit Risk

Credit risk is the risk that the Group is exposed to loss if another party fails to perform its financial obligations to the Group.

Credit risk is not sought in its own right. However, the investment of shareholders' and policyholders' monies requires credit risks to be taken. Exposure to credit risk also arises in the reinsurance of insurance contracts. Credit risk is managed through the setting and regular review of detailed counterparty credit and concentration limits. Compliance with these limits for investment and treasury transactions is monitored daily. The Group Credit Committee oversees these processes.

Liquidity Risk

Liquidity risk is the risk that the Group, though solvent, either does not have sufficient financial resources available to enable it to meets its obligations as they fall due or can secure them only at excessive costs.

A degree of liquidity risk is implicit in the Group's businesses. Liquidity risk arises as a consequence of the uncertainty surrounding the value and timing of cash flows. The Group's Treasury function manages liquidity to ensure the Group maintains sufficient liquid assets and standby facilities to meet a prudent estimate of its net cash outflows over a period of two years. The Group ALCO oversees the management of liquidity risk.

Operational Risk

Operational risk is the risk arising from inadequate or failed internal processes, people and systems, or from external events.

The Group identifies and assesses operational risk as part of its continuous risk assessment processes. RCCs ensure that appropriate policies and procedures are in place for these risks and that they are properly controlled. There are detailed procedures covering specific areas of operational risk.

Contagion Risk

The occurrence of a risk in one part of the Group may result in contagion risk elsewhere in the Group. Such matters are assessed and monitored by the GRCC.

Prudential Regulations of Insurance Business

Most of the activities of the Group relate to the businesses which are subject to prudential regulation and require management to operate in a sound and prudent manner. In the UK, the Financial Services and Markets Act 2000 (the Act) established the Financial Services Authority (FSA) as the regulator for most Group operations. The Act, in particular, requires long term insurance business to be written within long term insurance funds, for which the actuaries appointed under the Act have certain legal accountabilities. These actuaries are subject to the disciplines of professional conduct and guidance and have a reporting relationship to the directors of the relevant insurance company and to the FSA. The Actuaries have access to their boards and must report fully and impartially on the financial condition of the funds, annually quantifying and confirming each fund's liabilities and solvency position. The FSA receives a copy of these reports, which are also subject to audit and overall peer review.

Going Concern

The directors have prepared the financial statements on the going concern basis consistent with their view, formed after making appropriate enquiries, that the Group is operationally and financially robust.

Board Committees

The number of full Board meetings and Committee meetings attended by each Director during the year was as follows:

	Scheduled Board Meetings	Remuneration Committee	Audit Committee	CSR Committee	Nominations Committee	Group Risk & Compliance Committee
Rob Margetts *Non-executive (Chairman)*	11 (11)	–	–	–	4 (4)	–
Kate Avery *Executive Group Director (Retail Distribution)*	11 (11)	–	–	–	–	11 (12)
Tim Breedon *Executive Group Director (Investments)*	11 (11)	–	–	3 (3)	–	11 (12)
Frances Heaton *Non-executive director*	11 (11)	–	4 (4)	–	4 (4)	–
Beverley Hodson *Non-executive director*	11 (11)	3 (3)	–	–	4 (4)	–
Barrie Morgans *Non-executive Chairman of the Audit Committee*	9 (11)	–	3 (4)	–	4 (4)	–
Andrew Palmer *Executive director Group Director (Finance)*	11 (11)	–	–	–	–	9 (12)
Robin Phipps *Executive director Group Director (UK Operations)*	11 (11)	–	–	–	–	12 (12)
John Pollock *Executive director Group Director (Product & Corporate)*	11 (11)	–	–	–	–	11 (12)
David Prosser *Executive (Group Chief Executive)*	11 (11)	–	–	–	–	12 (12)
Ronaldo Schmitz *Non-executive director*	9 (11)	2 (3)	–	–	4 (4)	–
Henry Staunton *Non-executive director*	7 (7)	–	2 (2)	–	3 (3)	–
James Strachan *Non-executive director*	11 (11)	1 (1)	4 (4)	2 (2)	4 (4)	–
Sir David Walker *Non-executive Vice Chairman, Chairman of the Remuneration Committee & Senior Independent Director*	11 (11)	3 (3)	–	–	4 (4)	–

Figures in brackets indicate the maximum number of meetings in the period in which the director was a Board or Committee member.

The Directors' non-attendance was attributed to either an absence due to illness or an absence previously agreed with the Chairman of the Board or Committee.

Remuneration Committee

The Committee is chaired by Sir David Walker. The other members are Beverley Hodson, Ronaldo Schmitz and James Strachan. By invitation the meetings are also attended by the Group's Chairman and the Group Chief Executive, except when their own remuneration is being considered. The Resources & International Director, Gareth Hoskin, attends as the executive responsible for remuneration policy.

The remuneration strategy, policy and approach for all staff are reviewed annually by the Committee. All share schemes are established and monitored by the Committee. The Committee makes recommendations to the Board each year in respect of executive directors' remuneration. In February 2005, the recommendations were all accepted.

Hewitt Bacon & Woodrow were first appointed in April 2002 by the Remuneration Committee to verify that the remuneration practice for executive directors follows the policy set out in the Report on Remuneration. This appointment has continued in subsequent years. Their statement is at the end of this report.

Remuneration Policy

The Group's approach to remuneration policy is the same for all employees and is designed to support recruitment, motivation and retention. Remuneration is considered within the overall context of both the sector of which the Group is a part and the Group's individual businesses. The objective continues to be to pay at the relevant mid-market level with a package designed to align the interests of employees with those of shareholders and with a significant proportion of total remuneration dependent upon performance. This policy is described in more detail below for executive directors.

Remuneration Policy for Non-executive Directors

Non-executive directors are appointed for a period of three years. Their performance is reviewed annually. They may be re-appointed for a further three years and, if considered appropriate and depending on performance, a final period of three years. Their dates of appointment are shown earlier in the list of directors. Fees for the non-executive directors are determined by the Group Board, based on a range of external information and set within the aggregate limits contained in the Articles of Association. 50% of the non-executive directors' fees, after UK tax, are used to buy Legal & General shares, which will be retained by them for their remaining period of office. There is no other remuneration apart from these non-pensionable fees except where the Company meets authorised expenses of non-executive directors incurred on Legal & General activities.

Remuneration Policy for Executive Directors

The remuneration of the Group's executive directors comprises salary, the possibility of an annual cash bonus based upon performance, deferred bonus, participation in long term incentive plans with returns based on Total Shareholder Return, together with pension and other benefits. Share and bonus schemes are structured to provide a strong alignment of interest between the individual and the shareholders. No fees are paid to executive directors.

Remuneration reflects individual experience and responsibility. It is based on relevant individual market comparators, related to job size, function and sector, and individual and company performance and is reviewed annually. In 2004 target cash bonus for executive directors was 40% with the exception of the Group Chief Executive (50%) and the Group Director Investments (75%). Judgements are based on a range of external information, mainly from major remuneration consultants (including Towers Perrin, Watson Wyatt, Deloittes, Monks (which is part of PricewaterhouseCoopers our auditors) and McLagan). The practice is to use at least two independent sources of information for each individual decision. The executive director comparator market is considered to be mainly the FTSE 100 companies, with special reference to companies in the UK financial services sector.

Salary

The policy is to pay salaries at the mid-market level for the individual performance within the context of the relevant market for the job. This is the only pensionable remuneration. Salaries are reviewed annually with effect from January.

Variable Cash Bonus

The amount varies according to the performance of the business and the individual, is measured against pre-determined objectives, and is predicated on underlying regulatory compliance. These objectives for 2005 are outlined below. Both the target and the maximum annual cash bonuses are based on the mid-market bonus levels for the job in comparator companies. In 2004 the maximum cash bonus outside of the investment management business was 60% (2003 – 60%). This maximum will only be exceeded in exceptional or special circumstances, for example where market practice, together with business and individual performance, makes it appropriate.

Each executive director has five or six objectives each year, which include looking at performance relative to our competitors. One of these is a Group Achieved Profits target applicable to all executives. The other objectives are specific measures of achievement by business or individual. These objectives are weighted according to their importance, and their achievement generates a multiplier of the normal market bonus, which is achieved at median performance. The specific personal objectives for 2005 are shown below. The bonus which results from the delivery of these objectives will be reviewed by the Committee based on its view of the executive's overall performance.

For David Prosser, these are based on the value of the business, new business growth and profitability, Group capital management, strategic planning and the distribution mix.

For Andrew Palmer, these are based on external financial reporting, provision of financial and operating information, Group capital management, control of the worldwide cost base, execution of strategic projects, and maintaining and strengthening the control environment.

For Tim Breedon, these are based on the operating profit for LGIM, its new business targets, performance of active funds, continued development of the external Property and Ventures businesses and assisting UK Operations in meeting sales objectives .

For Robin Phipps, these are new business value added and sales volumes for UK Operations (which also apply for Kate Avery and John Pollock), distribution strategy, controlling unit costs and service, positioning Legal & General as a leading UK provider and meeting both current and new regulatory requirements.

For Kate Avery, the further objectives are delivery of distribution strategy to continue growing market share in the changing regulatory environment, maximising the value of the market leading housing proposition and profit targets for General Insurance.

For John Pollock, these are performance of the retail investment business and developing and delivering new products and strategies.

Deferred Bonus

The deferred bonus scheme used for 2004 performance was the Share Bonus Plan. The Plan grants conditional shares which are held in a trust for three years during which time dividends are paid. It is a deferred bonus scheme with awards designed to encourage employee retention based on annual performance. It is not a long term incentive plan and there are no performance conditions for release. The usual award is up to 60% of the cash bonus, i.e. 37.5% of the total bonus. Shares are not normally released if the executive leaves the Group's employment. The value of the shares awarded to directors is reported in the year of performance. The maximum award is 36% of salary.

Long Term Incentives

The Group's Long Term Incentive Plans have been developed to reflect market practice and to provide long term management focus and motivation. The Committee believes that a significant element of executives' remuneration should be linked to the delivery of above average long term returns for shareholders. Executives' interests in both relative and absolute share price performance are important. This is facilitated by the use of share schemes and the encouragement to grow a significant personal shareholding in the business. The Group Chief Executive is expected to have a holding of shares valued at twice salary while the other executive directors will be expected to build towards a holding valued at one times their salary. The Committee will decide whether individual holdings are sufficient to allow future grants.

There is one long term Plan, the Performance Share Plan. Conditional shares are granted under the Performance Share Plan, based upon individual and Company performance, to top managers. The Plan was used to offer these performance shares in 2005 in respect of 2004 performance. The Committee reviews the quantum of performance shares granted each year to ensure that it is in line with the market. The maximum annual grant in 2004 was 50% of salary.

Under the Performance Share Plan, the number of performance shares transferred to the individual after three years is dependent on Legal & General's Total Shareholder Return (TSR) compared with that of the other FTSE 100 companies at the date of award, measured over a three year period. The minimum number of performance shares is transferred if the TSR is above median. The number increases proportionately to a maximum of four times the performance shares for performance at or above the twentieth position. Any shares arising from 2002, 2003 and 2004 grants will be released in 2005, 2006 and 2007 respectively, provided the performance targets are met. Additionally, the Committee assesses whether the underlying performance of the Company is acceptable against a number of parameters which, for the grants to be made in April 2005 in respect of 2004 performance, will be market share, partnerships gained and maintained, cost constraint, capital management and shareholder perception.

The value of the performance shares awarded and options granted to directors is reported in the year of transfer or exercise respectively.

Share options will only be capable of being exercised if the Group's TSR exceeds the median TSR for the FTSE 100 companies over a period of three years, commencing on the date of grant. This is based on averaging of share price for the month of grant and vesting together with immediate dividend reinvestment. The FTSE 100 is considered the most appropriate comparator group as there is no reasonable industry grouping for comparison. Options are already a geared investment, so additional gearing through staggered vesting is not seen as appropriate.

A chart is shown below which gives Legal & General's TSR compared with the FTSE 100 TSR over the last five years. TSR is the change in the share price plus dividends re-invested.

Five Year TSR Performance Graph



120
110
100
90
80
70
60
1999
2000
2001
2002
2003
2004

Legal & General

FTSE 100

Five years to 31 December 2004

Rebased 31 December 1999 = 100

Source: Datastream (Thomson Financial)

Group Chief Executive

Following the deferral of the Group Chief Executive's retirement from his normal retirement date in 2004 the Committee wish to ensure that he continues to be rewarded appropriately. As he is no longer eligible for share options or performance shares, the Committee used a revised package for 2004 performance similar to that used in 2003. This is based on salary, immediate cash bonus, participation in the normal Share Bonus Plan and further participation in the Plan payable on meeting performance conditions currently used for the Performance Share Plan but at one half the level of grant in that Plan. The Share Bonus Plan arrangements are adjusted to reflect his departure in 2006. This approach will align the Group Chief Executive's pay with that of the other directors, although at a lower level of deferred pay. It is proposed to reward delivery of 2005 objectives solely in cash. Dependent on performance this may result in the normal 60% of salary maximum cash bonus being exceeded.

Other Share Schemes

There are share schemes for all UK employees. Executive directors participate on the same terms as all UK employees in the Inland Revenue approved Save As You Earn share option scheme, the Company Share Option Plan and the Employee Share Plan.

Benefits

Other benefits provided by the Group are:

- pension scheme;
- car allowance;
- medical insurance; and
- staff discounts. Legal & General products can be acquired by executive directors on the terms applicable to other members of staff.

Directors' Remuneration[i]

	Salary/fees £'000	Benefits £'000	Expenses £'000	Annual Bonus Cash £'000	Annual Bonus Deferred £'000	Total 2004 £'000	Total 2003 £'000	Performance Share Plan 2004 £'000	Performance Share Plan 2003 £'000
Executive:									
Kate Avery	270	44*	–	130	78	**522**	445	**–**	25
Tim Breedon	357	19	–	275	128	**779**	601	**14**	25
Andrew Palmer	357	19	9	175	105	**665**	468	**–**	64
Robin Phipps	380	19	–	190	114	**703**	610	**–**	64
John Pollock	210	18	–	85	51	**364**	16	**21**	–
David Prosser	715	19	6	425	255	**1,420**	1,225	**–**	140
Former executive:									
Gareth Hoskin							317	**–**	25
	2,289	138	15	1,280	731	**4,453**	3682	**35**	343
Non-executive:									
Frances Heaton	60	–	–	–	–	**60**	58	**–**	–
Beverley Hodson	60	–	1	–	–	**61**	57	**–**	–
Rob Margetts	270	–	–	–	–	**270**	207	**–**	–
Barrie Morgans	77	–	1	–	–	**78**	67	**–**	–
Ronaldo Schmitz	60	–	–	–	–	**60**	60	**–**	–
Henry Staunton	40	–	–	–	–	**40**	–	**–**	–
James Strachan	60	–	–	–	–	**60**	5	**–**	–
Sir David Walker	87	–	–	–	–	**87**	57	**–**	–
Former non-executive:									
Bernard Asher	30	–	–	–	–	**30**	87	**–**	–
Tim Parker	30	–	–	–	–	**30**	57	**–**	–
	3,063	138	17	1,280	731	**5,229**	4,337	**35**	343

* Kate Avery is capped at the statutory limit for pension contributions, £99,000 for 2003/4 and £102,000 for 2004/5, and receives a cash allowance of 15% of salary above these earnings.

David Prosser also received an award of shares to the value of £179,000 under the Share Bonus Plan. These will be subject to the same performance condition as performance shares in the Performance Share Plan, that is that Legal & General's TSR must be above the median of that of the other FTSE 100 companies at the date of award.

The remuneration of the highest paid director in 2004, excluding pension entitlement and the value of performance related shares granted but yet to vest, was £1,420,000. The remuneration of the highest paid director in 2003 was £1,365,000.

The Performance Share Plan award in the table above is the Group's long term incentive scheme for which the 2001 award matured in 2004. The performance condition was as described earlier under Long Term Incentives. The Group's TSR ranked 49th in the returns for other FTSE 100 companies over the period 2001/2004. Accordingly, 1.1 times the basic number of shares under the Plan were transferred to the executive directors. The cash value is shown above.

Directors' Share Interests[i]

The holdings of directors in office at the end of the year in the shares of the Company, including shares awarded under the Employee Share Plan and Restricted Share Plan in previous years but not vested, are shown below. These exclude shares awarded by the Company under the Share Bonus Plan and the Performance Share Plan.

	31 December 2004	1 January 2004*		31 December 2004	1 January 2004*
Kate Avery	361,913	342,448	Robin Phipps	887,676	885,501
Tim Breedon	688,932	671,757	John Pollock	203,529	178,853
Frances Heaton	40,115	35,503	David Prosser	2,349,191	2,347,017
Beverley Hodson	47,502	35,588	Henry Staunton	60,365	–
Rob Margetts	305,292	247,836	Ronaldo Schmitz	54,776	42,862
Barrie Morgans	73,645	71,994	James Strachan	30,238	12,008
Andrew Palmer	483,728	481,226	Sir David Walker	126,447	84,837

* or date of appointment if later.

Share Options[i]

Options awarded to executive directors under the Company Share Option Plan and Executive Share Option Scheme or acquired under the Company's Save As You Earn/Share Option scheme comprise:

Movements in year		Share options 1 Jan 2004	Options (exercised/lapsed) granted	Share options 31 Dec 2004	Exercise price (p)	Earliest exercise date	Latest exercise date
Kate Avery	(SAYE)	32,272		32,272	55	1.4.10	30.9.10
	(CSOP)	545		545	159	11.4.03	10.4.10
	(CSOP)	19,589		19,589	149	10.4.04	9.4.11
	(ESOS)	220,430		220,430	149	10.4.04	9.4.11
				272,836			
Tim Breedon	(SAYE)	11,515		11,515	82	1.10.05	31.3.06
	(CSOP)	545		545	159	11.4.03	10.4.10
	(ESOS)	78,115		78,115	163	23.4.02	22.4.09
				90,175			
Andrew Palmer	(SAYE)	29,863		29,863	55	1.4.08	30.10.08
	(CSOP)	545		545	159	11.4.03	10.4.10
	(CSOP)	19,589		19,589	149	10.4.04	9.4.11
	(ESOS)	307,710		307,710	149	10.4.04	9.4.11
	(ESOS)	436,400		436,400	147	10.4.05	9.4.12
	(ESOS)	700,000		700,000	78	10.4.06	9.4.13
				1,494,107			
Robin Phipps	(SAYE)	–	2,493	2,493	76	1.10.07	31.3.08
	(SAYE)	1,555	(1,555)		125	2.4.04	1.10.04
	(SAYE)	13,745		13,745	55	1.4.06	30.9.06
	(CSOP)	545		545	159	11.4.03	10.4.10
	(CSOP)	19,589		19,589	149	10.4.04	9.4.11
	(ESOS)	362,260		362,260	149	10.4.04	9.4.11
				400,187			
John Pollock	(SAYE)	29,863		29,863	55	1.4.08	30.9.08
	(CSOP)	545		545	158	11.4.03	10.4.10
				30,408			
David Prosser	(SAYE)	7,827	(7,827)		124	1.9.03	29.2.04
	(CSOP)	545		545	159	11.4.03	10.4.10
	(CSOP)	19,589		19,589	149	10.4.04	9.4.11
	(ESOS)	1,507,810		1,507,810	149	10.4.04	9.4.11
				1,527,944			

* 9,382 options lapsed during 2004. As at 31 December 2004, there were 2,994,351 options outstanding for executive directors where the exercise price exceeded the market price of 110p. The range of share price during 2004 was 87.25p to 112p.

The Company's register of directors' interests, which is open to inspection, contains full details of directors' shareholdings and share options.

Pension Entitlements[i]

	Age at 31 December 2004	Increase in accrued pension in 2004 £'000	Accumulated accrued pension at 31 December 2004 £'000	Transfer value of accrued benefits at 31 December 2004 £'000	Transfer value of accrued benefits at 31 December 2003 £'000	Increase/ (decrease) in 2004 £'000
Kate Avery	44	2	14	181	99	82
Tim Breedon	46	29	118	1,603	766	837
Andrew Palmer	51	23	166	2,791	1,618	1,173
Robin Phipps	54	13	200	3,777	2,461	1,316
John Pollock	46	25	92	1,278	590	688
David Prosser	60	27	491	10,849	8,198	2,651

The increase in accrued pension during the year excludes any increase for inflation.

Executive directors are entitled on retirement from Legal & General at age 60 and subject to statutory limits to pensions as follows:

- Andrew Palmer, Robin Phipps and David Prosser: two thirds of their annual salary.
- Tim Breedon and John Pollock: one sixtieth of eligible salary for each year of service.
- Kate Avery: as Tim Breedon and John Pollock but capped at the statutory limit, £99,000 for 2003/4 and £102,000 for 2004/5. She also receives a cash allowance of 15% of salary above these earnings (see Directors' Remuneration table).
- Following his normal retirement date of 26 March 2004, David Prosser's final pension was deferred under the rules of the scheme and no further contributions will be made to it by reason of his employment.

On death in service, a capital sum equal to four times salary is payable, together with a spouse's pension of four ninths of the member's pensionable remuneration. Substantial protection is also offered in the event of serious ill health. This latter benefit has no transfer value in the event of the insured leaving service.

Directors, like all managers, may elect, before its award, to sacrifice all or part of their cash bonus to enhance their pension.

Long Term Incentive Schemes[i]

Directors' conditional awards for Performance Share Plan

	Year of award				Year of vesting	
	2002	2003	2004	Price 2004 (p)	Earliest	Latest
Kate Avery	81,825	125,000	120,000	96	2005	2007
Tim Breedon	95,462	156,250	150,000	96	2005	2007
Andrew Palmer	–	–	170,000	96	2007	2007
Robin Phipps	109,100	187,500	180,000	96	2005	2007
John Pollock	20,456	37,500	75,000	96	2005	2007

The value on vesting of any shares received by directors under the Performance Share Plan is disclosed in the Report and Accounts in the year of vesting.

In 2005, in respect of performance in 2004, the Remuneration Committee decided that executive directors should be granted the following performance shares: Kate Avery £135,000; Tim Breedon £179,000; Andrew Palmer £179,000; Robin Phipps £190,000 and John Pollock £105,000.

Gains on the Exercise of Share Options[i]

Gains on share options represent the difference between the market price of the shares at the date of exercise and the exercise price paid under options which have been exercised by the directors during the year.

		Options exercised	Exercise price (p)	Market price at date of exercise (p)	Gain 2004 £'000	Gain 2003 £'000
Kate Avery	(SAYE)				–	15
Total					–	15

(i) The information in these tables has been audited by the independent auditors, PricewaterhouseCoopers LLP.

Directors' Loans
At 31 December 2004 and 31 December 2003 there were no loans outstanding made to directors.

Service Contracts
The policy and practice for the notice entitlement of all executive directors is a six month rolling notice period, plus a six months' salary and benefits entitlement on termination. These entitlements will be mitigated and/or spread over the period of notice.

Copies of executive directors' service contracts are available for inspection during normal working hours at the registered office. The date of the contract is the appointment date in the section on Directors.

External Appointments
The Company encourages its executives to broaden their experience and capability through involvement in outside activities. Any such appointments are subject to annual agreement by the Committee and must not be with competing companies. Subject to the Committee's agreement, any fees may be retained by the individual. David Prosser receives fees of £38,000 plus £7,000 per committee as a non-executive director of Intercontinental Hotels Group Plc. Andrew Palmer receives fees of £30,000 as a non-executive director of Slough Estates plc and Tim Breedon receives £15,000 as a director of the Financial Reporting Council.

The Directors' Report on Remuneration was approved by the directors on 23 February 2005.



Sir David Walker
Chairman of the Remuneration Committee

Independent Verification Review

On 19 April 2002 Legal & General Group Plc appointed Hewitt Bacon & Woodrow (Hewitt) to verify that the 2002 remuneration practice for executive directors followed the Remuneration Policy put to the 2001 Annual General Meeting (AGM). The appointment was announced at the AGM on 30 April 2002. This appointment was reaffirmed in subsequent years.

In conducting this work, Hewitt has examined all aspects of executive director remuneration as detailed in the policy statement. This includes linkages between remuneration and performance, and alignment with shareholders' interests, as well as the actual levels of remuneration paid.

Hewitt has now conducted this work and has concluded that, at the date of publication of the 2004 Annual Report & Accounts, the remuneration practice during 2004 for Legal & General executive directors has been in line with the stated Remuneration Policy set out in the 2003 Annual Report and Accounts and agreed at the last AGM.

Summary of the role of the Audit Committee

The Audit Committee is appointed by the Board from the non-executive Directors of Legal & General Group Plc. It is a Committee of the Board established pursuant to Article 107 of the Articles of Association.

The Audit Committee's terms of reference include all matters indicated by the Combined Code, except the oversight of compliance risks, including adherence to the Financial Services and Markets Act 2000, which is the direct responsibility of the Board. The terms of reference are considered annually by the Audit Committee and are then referred to the Board for approval.

The primary objective of the Audit Committee is to assist the Board of Directors in fulfilling its responsibilities relating to:

- external financial reporting and associated announcements;
- the independence of the Group's external auditors;
- the resourcing and plans of the Internal Audit Department;
- the adequacy and effectiveness of the control environment; and
- the Group's compliance with the Combined Code: The Combined Code on Corporate Governance.

The Audit Committee Chairman reports the outcome of meetings to the Board, and the Board receives the minutes of all Committee meetings.

The Audit Committee has unrestricted access to company documents and information, as well as to employees of the company and the external auditor.

Composition of the Audit Committee

The members of the Audit Committee are:

	Date of appointment
Barrie Morgans	5 March 1998 and appointed as Chairman on 12 December 2001
Frances Heaton	14 November 2001
Tim Parker	22 July 2002 and resigned 5 July 2004
James Strachan	21 January 2004
Henry Staunton	26 July 2004
Sir David Walker	22 July 2002 and resigned 21 January 2004

Membership of the Committee is reviewed by the Chairman of the Committee, Barrie Morgans, and the Group Chairman, who is not a member of the Audit Committee, at regular intervals and they recommend new appointments to the Nominations Committee for onward recommendation to the Board. Appointments are for a period of three years and are extendable by no more than two additional three year periods. The Committee is normally comprised of four independent non-executive directors, with a minimum of three members at any time. Three members constitute a quorum.

The Audit Committee structure requires the inclusion of one financially qualified member (as recognised by the Consultative Committee of Accountancy Bodies). Currently both the Audit Committee Chairman and Henry Staunton fulfil this requirement. All Audit Committee members are expected to be financially literate and to have relevant corporate finance experience.

The Group provides an induction programme for new Audit Committee members and on-going training to enable all of the Committee members to carry out their duties. The induction programme covers the role of the Audit Committee, its terms of reference and expected time commitment by members; and an overview of the Group's business, including the main business and financial dynamics and risks. New Committee members also meet some of the Group's staff. On-going training includes attendance at formal conferences, internal company seminars and briefings by external advisers.

The Board expects the Audit Committee members to have an understanding of the following areas:

- the principles of, contents of, and developments in financial reporting including the applicable accounting standards and statements of recommended practice;
- key aspects of the company's operations including corporate policies, company financing, products and systems of internal control;
- matters that influence or distort the presentation of accounts and key figures;
- the principles of, and developments in, company law, sector-specific laws and other relevant corporate legislation;
- the role of internal and external auditing and risk management;
- the regulatory framework for the Group's businesses; and
- environmental and social responsibility best practices.

Meetings

The Audit Committee is required to meet four times per year and has an agenda linked to events in the Group's financial calendar. The agenda is predominantly cyclical and is therefore approved by the Audit Committee Chairman on behalf of his fellow members; each Audit Committee member has the right to require reports on matters of interest in addition to the cyclical items.

The Audit Committee invites the Group Chief Executive, Group Director (Finance), Group Financial Controller, Group Chief Internal Auditor, Group Actuary and senior representatives of the external auditors to attend all of its meetings in full, although it reserves the right to request any of these individuals to withdraw. Other senior management are invited to present such reports as are required for the Committee to discharge its duties.

Barrie Morgans was unable to attend the July meeting of the Audit Committee as a result of illness, but attended the other three meetings in 2004. All other Audit Committee meetings were fully attended during the year.

Overview of the actions taken by the Audit Committee to discharge its duties

In order to fulfil its terms of reference, the Audit Committee receives and challenges presentations or reports from the Group's senior management, consulting as necessary with the external auditors and the independent actuaries.

The Audit Committee is required to assist the Board to fulfil its responsibilities relating to external financial reporting and associated announcements. The Committee reviewed the interim and annual financial statements, together with the Stock Exchange announcements, having received information on:

- the accounting principles, policies and practices adopted in the Group's accounts;
- changes proposed to those principles, policies and practices;
- significant accounting issues;
- current actuarial issues;
- the level of insurance provisions and reserves;
- litigation and contingent liabilities affecting the Group; and
- potential tax contingencies and the Group's compliance with statutory tax obligations.

The Audit Committee is required to assist the Board to fulfil its responsibilities relating to the adequacy and effectiveness of the control environment and the Group's compliance with the Combined Code. To fulfil these duties, the Committee reviewed:

- the minutes of the Group Risk & Compliance Committee meetings;
- the external auditors' annual Internal Control Report;

- Internal Audit reports on key audit areas and significant control environment deficiencies;
- reports on the systems of internal controls and risk management; and
- reports on frauds perpetrated against the Group and current fraud trends.

The Audit Committee Chairman reported back to the Committee on the Group Risk & Compliance Committee meetings which he attended.

The Audit Committee is responsible for the development, implementation and monitoring of the Group's policy on external audit. The policy assigns oversight responsibility for monitoring the independence, objectivity and compliance with ethical and regulatory requirements to the Audit Committee, and day-to-day responsibility to the Group Director (Finance). The policy states that the external auditors are jointly responsible to the Board and the Audit Committee and that the Audit Committee is the primary contact.

The Group's policy on external audit sets out the categories of non-audit services which the external auditors will and will not be allowed to provide to the Group, subject to de minimis levels. The policy requires pre-confirmation by the Audit Committee of any non-audit work.

To fulfil its responsibility regarding the independence of the external auditors, the Audit Committee reviewed:

- the changes in key external audit staff in the external auditors' plan for the current year;
- the arrangements for day to day management of the audit relationship;
- a report identifying the number of external audit staff now employed by the Group and their positions within the Group;
- a report from the external auditors describing their arrangements to identify, report and manage any conflicts of interest; and
- the overall extent of non-audit services provided by the external auditors, in addition to their case-by-case approval of the provision of non-audit services by the external auditors.

To assess the effectiveness of the external auditors, the Audit Committee reviewed:

- the external auditors' fulfilment of the agreed audit plan and variations from the plan;
- the robustness and perceptiveness of the auditors in their handling of the key accounting and audit judgements; and
- the content of the external auditor's Internal Control Report.

To fulfil its responsibility for oversight of the external audit process, the Audit Committee reviewed:

- the terms, areas of responsibility, associated duties and scope of the audit as set out in the external auditors' engagement letter for the forthcoming year;
- the external auditors' overall work plan for the forthcoming year;
- the external auditor's fee proposal;
- the major issues that arose during the course of the audit and their resolution;
- the key accounting and audit judgements;
- the levels of errors identified during the audit; and
- the recommendations made by the external auditors in their management letter and the adequacy of management's response.

As a consequence of its satisfaction with the results of the activities outlined above, the Audit Committee have recommended to the Board that the external auditors are re-appointed.

Internal Audit function

The Audit Committee is required to assist the Board to fulfil its responsibilities relating to the adequacy of the resourcing and plans of the Internal Audit department. To fulfil these duties, the Committee reviewed:

- Internal Audit's terms of reference, reporting lines and access to the Audit Committee and all members of the Board;
- Internal Audit's plans and its achievement of the planned activity;
- the results of key audits and other significant findings, the adequacy of management's response and the timeliness of resolution;
- the statistics on staff numbers, qualifications and experience and timeliness of reporting; and
- the level and nature of non-audit activity performed by Internal Audit.

The Group's Whistleblowing Policy contains arrangements for the Group Chief Internal Auditor to receive, in confidence, complaints on accounting, risk issues, internal controls, auditing issues and related matters for reporting to the Audit Committee as appropriate.

The Audit Committee holds private meetings with the external auditors and with the Group Chief Internal Auditor after each Committee meeting to review key issues within their spheres of interest and responsibility.

The Chairman of the Audit Committee will be present at the AGM to answer questions, through the Chairman of the Board, on the report on the Audit Committee's activities, matters within the scope of the Audit Committee's responsibilities and any significant matters brought to the Audit Committee's attention by the external auditor.

The Corporate Governance pages of the Legal & General website provide supplementary information including the terms of reference for the Audit Committee, the Group's policy on external audit, and a more detailed explanation of the actions taken by the Audit Committee to fulfil its duties.

The Committee is chaired by the Chairman of the Board and comprises all the non-executive directors. The meetings may be attended by executive directors, as appropriate.

The Nominations Committee leads the process for Board appointments and makes recommendations to the Board.

All members of the Committee are independent, non-executive directors. The Chairman does not chair the Nominations Committee when it is dealing with the appointment of a successor to the Chairmanship, in which case the Committee is chaired by the Vice Chairman and Senior Independent Director. The Committee met four times during 2004.

Duties

The Committee is responsible for identifying and nominating, for the approval of the Board, candidates to fill Board vacancies as and when they arise. Before making an appointment, the Committee evaluates the balance of skills, knowledge and experience on the Board and, in the light of this evaluation, prepares a description of the role and capabilities required for a particular appointment.

The Committee reviews annually the time required from a non-executive director. The annual performance evaluation is used to assess whether the non-executive director is spending enough time to fulfil his duties.

Candidates from a wide range of backgrounds are considered. The Committee uses external advisers to facilitate searches for potential candidates.

The Committee gives full consideration to succession planning in the course of its work, taking into account the challenges and opportunities facing the Company and what skills and expertise are therefore needed on the Board in the future.

The Committee reviews the structure, size and composition (including the skills, knowledge and experience) of the Board and, if appropriate, makes recommendations for change to the Board. In this respect, the Committee has regard to the results of the annual performance evaluation. The Committee keeps under review the leadership needs of the organisation, both executive and non-executive, with a view to ensuring the continued ability of the organisation to compete effectively in the marketplace.

Activities

The Committee makes recommendations to the Board on succession for executive directors, the re-appointment of any non-executive director at the conclusion of their specified term of office, any matter relating to the continuation in office of any director at any time and the appointment of any director to executive or other office.

The Group Chief Executive, David Prosser, will retire from the Group in March 2006. The role of the Committee will be to recommend to the Board, after due process, a suitable successor. The timescale of the process has been designed to permit an orderly transfer of responsibilities.

Corporate Website

The terms of reference of the Committee, which sets out the role and the authority delegated to it by the Board, are available for inspection at the Company's registered office and can be viewed on the Company's website.

The formal letters of appointment of non-executive directors are also available for inspection at the Company's registered office and can be viewed on the Company's website, www.legalandgeneral.com.

Principal Activities and Significant Changes

Legal & General Group Plc is the ultimate holding company for a group of insurance, investment management and financial services companies. The Company's principal operating subsidiaries are set out on page 78. Information on their principal activities and their financial performance is described in the Operating and Financial Review on pages 4 to 27.

Result for the Year

The profit for the financial year was £464m (2003: £404m profit) and the earnings per share was 7.15p (2003: 6.22p). The consolidated balance sheet on pages 52 and 53 and the consolidated profit and loss account on pages 49 to 51 show the affairs of the Group as at, and for the year ended, 31 December 2004. An analysis of worldwide life and pensions written premiums is shown on page 59, Note 2(ii). The general insurance written premiums are shown on page 60, Note 2(iii).

Dividend

The directors recommend the payment of a final dividend of 3.45p per share. With the interim dividend of 1.61p per share paid on 1 October 2004, this brings the total dividend for 2004 to 5.06p per share (2003: 4.90p), an increase of 3.3%. The final dividend will be paid on 3 May 2005 to members' registered at the close of business on 1 April 2005. The cost of the dividend for the year is £329m, leaving a retained profit of £135m.

Directors

The directors of the Company, together with biographical notes, are shown on pages 30 and 31. All the directors remained in office throughout 2004 with the exception of Henry Staunton who was appointed on 1 May 2004. Bernard Asher retired from the Board at the conclusion of the Annual General Meeting (AGM) on 28 April 2004. Tim Parker resigned as a director of the Company on 5 July 2004.

At the conclusion of the AGM on 27 April 2005, Henry Staunton will become Chairman of the Audit Committee.

The directors retiring by rotation at the AGM are Tim Breedon, Frances Heaton, Rob Margetts and Sir David Walker who, being eligible, offer themselves for re-election.

Henry Staunton was appointed following the last AGM and, being eligible, offers himself for election.

Tim Breedon has a service contract which is terminable by him or the Company on receipt of no less than six months' written notice. On termination, he would become entitled to six months' salary and benefits.

Frances Heaton, Rob Margetts, Henry Staunton and Sir David Walker do not have service contracts with the Company. Their terms and conditions of appointment are available for inspection at the Company's registered office and at the AGM.

The Directors' Report on Remuneration on pages 37 to 42 provides details of the current incentive schemes, the interests of directors in the share capital of the Company and details of their share options and other long term incentive schemes. There have been no changes in the directors' share interests between 31 December 2004 and 23 February 2005 save that on 4 January 2005 and 1 February 2005 each of the executive directors acquired 130 and 128 shares, respectively, pursuant to their participation in the Employee Share Plan and the non-executive directors acquired shares, outlined in the table below, pursuant to the regular monthly purchase of shares as part of their remuneration.

	4 January 2005	1 February 2005
Rob Margetts	6,524	6,438
Frances Heaton	1,294	1,277
Beverley Hodson	1,294	1,277
Barrie Morgans	1,730	1,707
Ronaldo Schmitz	1,294	1,277
Henry Staunton	1,294	1,277
James Strachan	1,294	1,277
Sir David Walker	1,730	1,707

United Kingdom Employees

It is the Group's policy to treat its employees without discrimination and to operate equal opportunity employment practices designed to achieve this end.

Furthermore, it is the Group's policy to give full and fair consideration to applications for employment made by disabled persons, to continue, wherever possible, the employment of staff who become disabled and to provide equal opportunities for the training and career development of disabled employees.

The Group seeks to achieve an awareness among staff of corporate objectives and performance, financial and economic factors affecting the business and other matters of concern to them as employees. During the year, staff were provided with information through briefings by managers, training courses, staff newspapers and circulars.

The Company operates a Save As You Earn Share Option Scheme, a Company Share Option Plan and an Employee Share Plan, all of which are Inland Revenue approved. Details of employee share schemes and long term incentives are set out on pages 37 and 38.

Purchase of Own Shares

The directors propose to seek shareholders' approval to renew the authority for the Company to purchase its own shares up to a total of 325,297,974 ordinary shares of 2.5p each, having an aggregate nominal value of £8,132,449, being 5% of the issued nominal ordinary share capital as at 31 December 2004. A Special Resolution seeking shareholders' authority is set out in the notice of the AGM in the accompanying Circular to Shareholders.

Share Capital

As at 23 February 2005, the Company had received notifications from AXA S.A. and Aviva Plc of holdings of the Company's issued share capital amounting to 3.70% and 3.02%, respectively.

Resolution 11, set out in the notice of the AGM, will authorise the directors to allot up to an aggregate nominal amount of £8,132,449, being 5% of the total issued capital as at 31 December 2004.

Resolution 12, set out in the notice of the AGM, will authorise the directors to issue further shares up to the equivalent of 5% of the Company's issued share capital as at 31 December 2004 for cash without offering the shares first to existing shareholders by way of rights, although it is not intended, without prior consultation with the Investment Committee of the Association of British Insurers, to issue in this way more than 7.5% of the unissued share capital in any rolling three year period. The resolution will also authorise the directors to allot shares in connection with a rights issue otherwise than strictly pro rata where practical considerations, such as fractions and foreign securities laws, make this desirable.

Details of the number, the consideration and the reason for the issue of shares by the Company during the year are set out on page 69, Note 17.

Other than the above, your directors have no current intention of issuing further share capital and no issue will be made which would effectively alter control of the Company without prior approval of the members in general meeting.

Articles of Association
The Company proposes to update its Articles of Association, details of which are set out in the accompanying Circular to Shareholders.

Environment
Details of the Group's commitment to environmental issues, as part of its Corporate Social Responsibility programme, are set out on pages 28 and 29.

United Kingdom Donation
During 2004, charitable donations totalling £1.1m (2003: £1.0m) were made.

No political donations were made during the year (2003: none).

Payment of Suppliers
The Group agrees terms and conditions for its business transactions with suppliers.

Payment is made on these terms provided the supplier meets its obligations. The average number of days of payments outstanding at 31 December 2004 was 34 (2003: 33).

Auditors
A resolution to re-appoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the AGM.

On behalf of the Board
David Binding
Group Secretary
23 February 2005

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and of the Group and of the profit or loss of the Group for that period, and which comply with the relevant provisions of the Companies Act 1985. In preparing those financial statements, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates which are reasonable and prudent;
- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and
- prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they comply with the above requirements.

The directors are also responsible for:

- ensuring that the Company and Group have suitable internal controls for maintaining proper accounting records, which disclose with reasonable accuracy at any time the financial position of the Company and of the Group;
- safeguarding the assets of the Company and the Group; and
- taking reasonable steps for the prevention and detection of fraud and other irregularities.

INDEPENDENT AUDITORS' REPORT To the members of Legal & General Group Plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the directors' remuneration report ('the auditable part').

Respective Responsibilities of Directors and Auditors

The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities. The directors are also responsible for preparing the directors' remuneration report.

Our responsibility is to audit the financial statements and the auditable part of the directors' remuneration report in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the directors' remuneration report have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the directors' report, the unaudited part of the directors' remuneration report, the chairman's statement, the operating and financial review and the corporate governance statement.

We review whether the corporate governance statement reflects the company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the group's corporate governance procedures or its risk and control procedures.

Basis of Audit Opinion

We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the directors' remuneration report. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the directors' remuneration report are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion

In our opinion:

- the financial statements give a true and fair view of the state of affairs of the company and of the group at 31 December 2004 and of the profit and cash flows of the group for the year then ended;
- the financial statements have been properly prepared in accordance with the Companies Act 1985; and
- those parts of the directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, 23 February 2005

(a) The financial statements are published on the website of Legal & General Group Plc, www.legalandgeneral.com. The maintenance and integrity of the Legal & General Group Plc website is the responsibility of the directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

(b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Technical Account – General Business

	Notes	2004 £m	2003 £m
Earned premiums, net of reinsurance			
– gross premiums written (UK business)		**471**	421
– outward reinsurance premiums		**(39)**	(34)
	2(iii)	**432**	387
Change in the provision for unearned premiums			
– gross		**(13)**	(38)
– reinsurers' share		**2**	3
		421	352
Allocated investment return transferred from the non-technical account	3	**22**	18
		443	370
Claims incurred, net of reinsurance			
Claims paid			
– gross		**231**	199
– reinsurers' share		**(4)**	(9)
		227	190
Change in the provision for claims			
– gross		**34**	18
– reinsurers' share		**(2)**	1
		259	209
Changes in other technical provisions, net of reinsurance		**(2)**	(2)
Net operating expenses	4	**147**	122
Change in the equalisation provision		**7**	7
		411	336
Balance on the technical account – general business		**32**	34
comprising:			
Underwriting result		**17**	23
Change in the equalisation provision		**(7)**	(7)
Investment return		**22**	18
		32	34

Technical Account – Long Term Business

	Notes	2004 £m	2003 £m
Premiums, net of reinsurance			
– gross premiums written	2(ii)	**6,043**	5,159
– outward reinsurance premiums		**(330)**	(192)
		5,713	4,967
Investment income and realised gains	3(i)	**5,631**	4,207
Unrealised gains on investments		**7,666**	11,983
Other technical income		**15,519**	11,724
		34,529	32,881
Claims incurred, net of reinsurance			
Claims paid			
– gross		**9,648**	11,919
– reinsurers' share		**(290)**	(166)
		9,358	11,753
Change in the provision for claims			
– gross		**26**	33
– reinsurers' share		**(7)**	(17)
		9,377	11,769
Change in other technical provisions, net of reinsurance			
Long term business provision			
– gross		**1,024**	2,531
– reinsurers' share		**279**	(854)
		1,303	1,677
Provisions for linked liabilities		**21,143**	15,851
		22,446	17,528
Net operating expenses	4	**1,097**	748
Investment expenses and charges	3(iii)	**51**	1,351
Other technical charges		**0**	15
Tax attributable to the long term business	6	**167**	156
Allocated investment return on shareholder retained capital (SRC) transferred to the non-technical account	3	**42**	198
Transfers to the fund for future appropriations		**960**	982
		34,140	32,747
Balance on the technical account – long term business		**389**	134

Non-Technical Account

	Notes	2004 £m	2003 £m
Profit from general business			
Balance on the technical account – general business		**32**	34
Profit from long term business			
Balance on the technical account – long term business		**389**	134
Tax credit attributable to balance on the technical account – long term business		**99**	14
	2(v)	**488**	148
Other operations			
Investment income and realised gains	3(i)	**116**	96
Unrealised gains on investments		**59**	100
Allocated investment return on SRC transferred from the technical account – long term business	3	**42**	198
Investment expenses and charges	3(iii)	**(65)**	(71)
		152	323
Allocated investment return *transferred to the technical account – general business*	3	**(22)**	(18)
		650	487
Other income		**170**	128
Other charges		**(174)**	(146)
Profit on ordinary activities before tax		**646**	469
Tax on profit on ordinary activities	6	**(182)**	(65)
Profit for the financial year		**464**	404
Dividends	7	**(329)**	(318)
Retained profit		**135**	86

		p	p
Earnings per share	8	**7.15**	6.22
Diluted earnings per share	8	**7.00**	6.12
Dividend per share		**5.06**	4.90

All income and expenditure for 2003 and 2004 relates to continuing operations. Disclosure of Gresham business included above is shown in Note 5.

CONSOLIDATED BALANCE SHEET As at 31 December 2004

Assets

	Notes	2004 £m	2003 Restated £m
Investments			
Land and buildings	12(i)	**3,741**	4,228
Other financial investments	12(ii)	**34,595**	31,040
		38,336	35,268
Assets held to cover linked liabilities	13	**108,297**	84,308
Reinsurers' share of technical provisions			
Provision for unearned premiums		**16**	15
Long term business provision		**2,875**	3,165
Claims outstanding		**67**	59
Technical provisions for unit-linked liabilities		**19**	10
		2,977	3,249
Debtors			
Debtors arising out of direct insurance operations			
– Policyholders		**122**	116
– Intermediaries		**86**	85
		208	201
Debtors arising out of reinsurance operations		**198**	199
Other debtors		**210**	242
		616	642
Other assets			
Tangible assets	14	**23**	26
Cash at bank and in hand		**67**	65
Purchased interests in long term business	15	**24**	29
		114	120
Prepayments and accrued income			
Accrued interest and rent		**453**	407
Deferred acquisition costs		**800**	892
Other prepayments and accrued income		**42**	39
		1,295	1,338
Total assets		**151,635**	124,925

Liabilities

	Notes	2004 £m	2003 Restated £m
Capital and reserves			
Called up share capital	17	**163**	163
Share premium account	17	**907**	906
Profit and loss account	16	**2,319**	2,191
ESOT reserve	17	**(13)**	(12)
Shareholders' funds – equity interests		**3,376**	3,248
Subordinated liabilities	21	**394**	–
Fund for future appropriations		**2,456**	1,498
Technical provisions			
Provision for unearned premiums		**223**	210
Long term business provision		**33,934**	32,972
Claims outstanding		**436**	380
Equalisation provision		**53**	46
Other technical provisions		**1**	3
		34,647	33,611
Technical provisions for linked liabilities		**104,887**	83,730
Provisions for other risks and charges			
Provisions for taxation	20	**206**	170
Creditors			
Creditors arising out of direct insurance operations		**94**	78
Creditors arising out of reinsurance operations		**17**	26
Convertible bond	21	**521**	518
Other borrowings	21	**873**	957
Other creditors including taxation and social security	24	**4,121**	1,056
		5,626	2,635
Accruals and deferred income		**43**	33
Total liabilities		**151,635**	124,925

RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS For the year ended 31 December 2004

	2004 £m	2003 Restated £m
At 1 January as originally published	**3,248**	3,184
Prior year adjustment in respect of UITF 38	**–**	(13)
	3,248	3,171
Total recognised gains and losses	**457**	393
Dividends	**(329)**	(318)
Issue of share capital	**1**	1
Allocation of ESOT shares	**(1)**	1
At 31 December	**3,376**	3,248

	Notes	2004 £m	2003 Restated £m
Fixed assets			
Investments	22	**5,006**	4,887
Current assets			
Amounts owed by Group undertakings		**288**	275
Tax		**9**	10
Other debtors		**10**	5
		307	290
Creditors: amounts falling due within one year			
Amounts owed to Group undertakings		**(2)**	(6)
Other creditors and accruals		**(13)**	(8)
Dividends	7	**(224)**	(216)
		(239)	(230)
Net current assets		**68**	60
Total assets less current liabilities		**5,074**	4,947
Creditors: amounts falling due after more than one year			
Convertible bond	21	**(521)**	(518)
Subordinated liabilities	21	**(394)**	–
Amounts owed to Group companies		**(783)**	(1,181)
		(1,698)	(1,699)
Shareholders' net assets		**3,376**	3,248
Representing capital and reserves			
Called up share capital	17	**163**	163
Share premium account	17	**907**	906
Revaluation reserve	23	**1,792**	1,667
Profit and loss account	23	**514**	512
Shareholders' funds – equity interests		**3,376**	3,248

The notes and statements on pages 56 to 82 form an integral part of these financial statements.

The financial statements on pages 49 to 82 and the supplementary financial statements on pages 83 to 88 were approved by the directors on 23 February 2005 and were signed on its behalf by:



Rob Margetts
Chairman



David Prosser
Group Chief Executive



Andrew Palmer
Group Director (Finance)

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES For the year ended 31 December 2004

	2004 £m	2003 £m
Profit for the financial year	**464**	404
Exchange losses	**(7)**	(11)
Total recognised gains and losses	**457**	393

CONSOLIDATED CASH FLOW STATEMENT For the year ended 31 December 2004

	Notes	2004 £m	2003 Restated £m
Net cash inflow from operating activities	25(i)	**437**	407
Interest paid on operational borrowings		**(63)**	(58)
Tax paid		**(8)**	(2)
Dividends paid		**(321)**	(313)
Financing	25(ii)	**59**	(74)
		104	(40)
Cash flows (excluding long term business and SRC) were invested/(divested) as follows:			
Cash holdings		**(4)**	2
Shares, other variable yield securities and units in unit trusts		**24**	501
Debt securities and other fixed income securities		**104**	493
Loans secured by mortgages		**77**	(19)
Other loans and investments		**49**	(54)
Deposits with credit institutions		**(146)**	(963)
Net portfolio investment/(divestment)	25(ii)	**108**	(42)
Net investment/(divestment) of cash flows		**104**	(40)

1. Accounting Policies

Basis of Preparation
Both the Group's and Company's financial statements conform to applicable accounting standards and have been prepared under the historical cost convention, modified by the revaluation of certain assets, as required by the Companies Act 1985.

The Group's financial statements have been prepared in compliance with Section 255A of, and Schedule 9A to, the Companies Act 1985 except with regard to the non-depreciation of investment properties referred to below. These financial statements conform to the Association of British Insurers' (ABI) Statement of Recommended Practice on Accounting for Insurance Business (SORP) issued in November 2003.

The Company's financial statements have been prepared in compliance with Section 226 of, and Schedule 4 to, the Companies Act 1985 adopting the exemption of omitting the profit and loss account conferred by Section 230 of that Act.

The transitional provisions of Financial Reporting Standard (FRS) 17 'Retirement Benefits' applicable to the 2004 reporting period have been adopted in these financial statements.

Restatements
The provisions of Urgent Issues Task Force (UITF) abstract 38 'Accounting for ESOP trusts' have been adopted in these financial statements; prior year figures have been restated. The effect of this change in accounting policy is disclosed in note 17. The ESOT sponsor has also been amended from Legal & General Group Plc to Legal & General Resources Ltd, the principle employer.

Shareholders' investment return for Institutional fund management business, which was previously recorded within Actual investment return on other funds has been analysed separately as a longer term rate of return and as a variation from longer term investment return.

Basis of Consolidation
The consolidated financial statements incorporate the assets, liabilities and results of the Company and of its subsidiary undertakings drawn up to 31 December each year, except as disclosed in Note 32(ii). Profits or losses of subsidiary undertakings sold or acquired during the period are included in the consolidated results up to the date of disposal or from the date of acquisition.

Modified Statutory Solvency basis (MSS) operating profit
For UK long term insurance business operating profit is the accrued distributable profit and loss account transfer, grossed up at the corporate tax rate, and for non profit business is augmented by the distribution in respect of the intra-group subordinated debt capital included within the SRC. Operating profit includes a longer term investment return on both shareholders' and General Insurance (GI) funds held outside the UK Long Term Fund (LTF). It excludes investment return variances, the change in the Shareholders' Retained Capital (SRC) and, for GI, any equalisation reserve transfers.

Long Term Insurance Business
The results of UK long term insurance business are reported using the MSS basis of accounting set out in the SORP.

Profits for international long term business are reported on bases consistent with MSS.

Premiums and Other technical income
Premiums from linked policies and Other technical income from institutional pension fund management business, are recognised in the technical account – long term business when the liabilities arising therefrom are created. The exception is where institutional fund management business is temporarily held, generally as part of a portfolio reconstruction, in which case income is not recognised. All other premiums including annuity considerations are accounted for when due for payment.

Deferral of acquisition costs
Acquisition costs comprise direct costs, such as initial commission, and the indirect costs of obtaining and processing new business.

Acquisition costs which are incurred during a financial year are deferred to the extent that they are recoverable out of future revenue or by use of an explicit asset which is amortised over the period during which the costs are expected to be recoverable, and in accordance with the incidence of future related margins.

Claims
Death claims are accounted for on notification of death. Surrenders for non-linked policies are accounted for when payment is made. Critical illness claims are accounted for when admitted. All other claims and surrenders are accounted for when payment is due. Claims payable include the direct costs of settlement.

Long term business provision
For the UK the long term business provision is determined following an annual investigation of the long term fund in accordance with the requirements of EU Directive 92/96/EEC, under which certain contingency and other reserves required by insurance company regulations are excluded from the long term business provision. For UK business the basis of calculation is the gross premium valuation method. For with-profits contracts the valuation discount rate makes implicit provisions for future reversionary bonuses consistent with the yield on the assets assumed under the regulatory basis. For all with-profits business, the technical provisions make allowance for reversionary bonuses added to date but do not make either implicit or explicit allowance for future terminal bonuses. In previous years certain with-profits contracts were accounted for under the net premium valuation basis.

The long term provision for business transacted by overseas subsidiaries is determined by actuaries on the basis of recognised actuarial methods which reflect local supervisory principles or, in the case of the USA, on the basis of US GAAP.

Long term insurance provisions, together with related reinsurance recoveries, are established on the basis of current information. Such provisions are subject to subsequent reassessment as changes to underlying factors such as mortality and morbidity occur. These factors are discussed in more detail in Note 19.

Fund for future appropriations (FFA)
The FFA comprises funds which have not been allocated at the balance sheet date between participating policyholders and shareholders.

Tax
The investment return on shareholders' funds within the LTF is included in the Balance on the technical account – long term business gross of attributable tax and is not subject to further grossing up. The remainder of the Balance on the technical account – long term business for UK operations is grossed up at the corporation tax rate applicable for the period. For international long term business, the balance is grossed up to reflect the actual tax due for the period.

General Insurance Business
Results of GI business are determined after taking account of unearned premiums, outstanding claims and unexpired risks using the annual basis of accounting.

GI provisions, together with related reinsurance recoveries, are established on the basis of current information. Such provisions can never be definitive as to their timing nor the amount of claims and are therefore subject to subsequent reassessment on a regular basis.

An equalisation provision is established under the requirements of the FSA's Prudential Sourcebook for Insurers, to mitigate exceptional high loss ratios for classes of business displaying a high degree of claims volatility. The amounts provided are not liabilities arising from in-force business because they are in addition to the provisions required to

1. Accounting Policies continued

meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date. Notwithstanding this, they are required by Schedule 9A to the Companies Act 1985 to be included within technical provisions.

Premium income

Premiums are accounted for in the period in which the risk commences. Estimates are included for premiums not notified by the year end and provision is made for anticipated lapses of renewals not yet confirmed. Outwards reinsurance premiums are accounted for in the same accounting period as the premiums for the related direct or inwards reinsurance business being reinsured.

Those proportions of premiums written in a year which relate to periods of risk extending beyond the end of the year are carried forward as unearned premiums.

Deferral of acquisition expenses

A proportion of commission and other acquisition expenses relating to unearned premiums is carried forward as deferred acquisition expenses or, with regard to reinsurance outwards, as deferred income.

Claims and unexpired risks

Claims and related reinsurance recoveries are accounted for in respect of all incidents up to the year end. Provision is made on the basis of available information for the estimated ultimate cost including claims settlement expenses, of:

- claims reported but not settled; and
- claims incurred but not yet reported.

An unexpired risk provision is made for any overall excess of expected claims and deferred acquisition costs over unearned premiums and after taking account of investment return.

Investments

Investment return

The reporting of investment return, comprising investment income less related expenses, interest expense and investment gains and losses, is dependent upon whether the investments are held in long term funds (or otherwise backing long term policies), or whether they form part of shareholders' and GI funds. The former are reported in the technical account – long term business and an allocation made to the non-technical account, gross of any applicable tax, so as to derive a return based on a longer term rate of investment return on the SRC in the technical account. The investment return on other investments is included in the non-technical account and an allocation based on a longer term rate of investment return is made to the technical account – general business.

Investment income

Investment income includes dividends, interest and rent. Directly related investment expenses are reported separately within investment expenses and charges. Dividends are accrued on an ex-dividend basis. Interest and rent are included on an accruals basis. Investment income arising in subsidiary undertakings in France, Holland and the USA includes the amortisation of certain redeemable fixed interest securities.

Interest expense

Interest expense reflects the underlying cost of borrowing and includes payments and receipts made under derivative instruments which are amortised over the interest period to which they relate. Unrealised gains and losses on derivative instruments undertaken to hedge the interest rate on prospective debt issues are deferred until the debt is issued, when the gain, or loss, would be realised, and then amortised over the life of the debt issued. It is reported in investment expenses and charges.

Investment valuations

Listed investments are stated at market value, unlisted investments at directors' valuation, and loans secured by mortgages and loans at values based on current interest rates except for certain redeemable fixed interest securities of overseas subsidiary operations which are valued at amortised cost. Interests in associates and joint ventures forming part of an investment portfolio are accounted for as investments and valued similarly to other investments within the same portfolio. Derivative contracts purchased to manage the mix of investments, principally futures contracts, are stated at market value.

Land and buildings in the UK are valued as at the balance sheet date by external chartered surveyors at open market values in accordance with the Appraisal and Valuation Manual of The Royal Institution of Chartered Surveyors. Outside the UK, valuations are provided by local managing directors in conjunction with external qualified professional valuers in the countries concerned.

The Companies Act requires that land and buildings are depreciated over their estimated useful lives. However, in accordance with Statement of Standard Accounting Practice (SSAP) 19, no depreciation is provided on investment properties and the directors consider that this accounting policy is necessary for the accounts to give a true and fair view. Depreciation is only one of the factors reflected in the valuations and the amount which might otherwise have been shown cannot reasonably be separately identified or quantified.

Investment gains and losses

Realised gains and losses on investments are calculated as the difference between net sales proceeds and the purchase price.

Unrealised gains and losses on investments are calculated as the difference between the carrying valuation of investments at the balance sheet date and their purchase price. Movements in unrealised gains and losses on investments arising in the year are included in the profit and loss account.

Investment in subsidiary undertakings

Shares in subsidiary undertakings (other than those listed in Note 32(ii)) are stated at the parent company's share of their net assets. Unrealised gains or losses arising on investments in subsidiary undertakings are taken to the revaluation reserve.

Purchased interests in long term business

Blocks of in-force business purchased either directly or through the acquisition of a subsidiary undertaking are capitalised at an actuarially determined fair value. These amounts are amortised over the anticipated lives of the related contracts in the portfolio.

Goodwill

Goodwill on the acquisition of subsidiaries prior to 1998 has been charged directly to reserves. From 1998 onwards the Group's policy is to capitalise goodwill and charge it to the profit and loss account over its anticipated life. The profit or loss on the disposal or closure of a business takes account of any goodwill previously charged to reserves.

Other Policies

Capital expenditure

Expenditure on equipment (principally computers and cars) is depreciated over periods ranging up to four years, having regard to expected residual values. Other items of capital expenditure are charged to the profit and loss account as incurred.

Deferred tax

Deferred tax is recognised in respect of timing differences which have not reversed at the balance sheet date and which result in an obligation to pay more tax, or a right to pay less tax, at a future date. Deferred tax is measured at rates expected to apply when the timing differences reverse, based on current tax rates and law. Deferred tax assets are recognised to the extent that it is more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

1. Accounting Policies continued

Foreign currencies

Assets, liabilities, and income and expenditure transactions in foreign currencies are translated into sterling at rates of exchange ruling at the end of the year, other than for certain minor income and expenditure transactions which are translated into sterling at the appropriate rates prevailing during the year. The resulting exchange gains and losses are taken to reserves, except for those arising on cash settlements which are included in the profit and loss account. Foreign currency transactions which are covered by specific forward exchange contracts are translated into sterling at the contracted exchange rates. The interest differential reflected in forward contracts is taken to interest expense. Revaluations of the net assets of overseas subsidiary undertakings less revaluations of any related borrowings are taken to reserves.

Pension costs

The Group operates a number of defined benefit and defined contribution pension schemes in the UK and overseas. The assets of all UK defined benefit schemes are held in separate trustee administered funds which have been subject to regular valuation every three years updated by formal reviews at reporting dates by qualified actuaries who were employees of the Group.

Assets of defined benefit pension schemes are measured using actuarial values; liabilities are measured using projected unit methods, discounted at the current rate of return of high quality corporate bonds of equivalent term and currency to the liability.

Under SSAP 24 'Accounting for Pension Costs' the Group charges the regular cost of its pension schemes against profits on a systematic basis over the service lives of the pensionable employees. Variation from regular cost is allocated over the expected remaining service lives of current scheme members.

Any difference between the cumulative amounts charged against profits and contribution amounts paid is included as a provision, or prepayment, in the balance sheet.

Other income and charges

Other income comprises primarily fee income from estate agency operations, institutional fund management, partnership services and retail investment business and is accounted for when due.

Other charges comprises primarily the expenses incurred in estate agency operations, institutional fund management, partnership services and retail investment business together with unallocated corporate expenses. Acquisition costs which are directly attributable to sales of retail investments for which there is no initial charge but a withdrawal fee, are deferred and charged against profits. Other costs are accounted for as they arise.

2. Segmental Analysis

(i) New business (gross of reinsurance)	Annual 2004 £m	Single 2004 £m	Annual 2003 £m	Single 2003 £m
Life and pensions				
UK				
– Life individual non-linked	**154**	**390**	142	593
– Life individual linked	**6**	**1,418**	7	533
– Life group non-linked	**59**	**–**	34	–
– Pensions individual non-linked	**7**	**966**	9	854
– Pensions individual linked	**119**	**510**	105	326
– Pensions group non-linked	**3**	**456**	4	603
Total UK	**348**	**3,740**	301	2,909
USA	**51**	**1**	47	10
Netherlands	**13**	**117**	12	96
France	**14**	**152**	7	124
	426	**4,010**	367	3,139
Retail investment business				
ISAs – UK	**20**	**499**	27	572
Unit trusts				
– UK	**2**	**1,066**	6	1,117
– France	**–**	**23**	–	25
Institutional fund management				
UK managed pension funds				
– Pooled funds		**13,951**		11,066
– Segregated funds		**1,228**		1,504
		15,179		12,570
Other funds		**368**		482
	22	**17,135**	33	14,766

There are two classes of business where there is a material difference between gross and net of reinsurance new business, Term assurance which is 59.9% (2003: 72.3%) reinsured and Permanent health insurance which is 21.9% (2003: 28.2%) reinsured.

The UK pooled managed pension funds of £14.0bn (2003: £11.1bn) reported above are included in Other technical income within the Technical account – long term business. Additional funds amounting to £5.0bn (2003: £4.0bn) have been excluded from Other technical income. These funds are held on a temporary basis generally as part of a portfolio reconstruction.

New annual premiums arise where the terms and conditions of a policy anticipate more than one premium being paid over its lifetime; new single premiums comprise all premiums which do not fall to be categorised as new annual premiums.

(ii) Turnover and operating profit – long term business	Gross premiums written 2004 £m	Operating profit 2004 £m	Gross premiums written 2003 £m	Operating profit 2003 £m
With-profits business				
– Life	**603**	**54**	988	60
– Individual pensions	**761**	**12**	703	13
– Group pensions	**50**	**1**	34	1
	1,414	**67**	1,725	74
Non profit business	**3,931**	**324**	2,816	295
UK	**5,345**	**391**	4,541	369
USA	**294**	**55**	292	57
Netherlands	**191**	**20**	155	17
France	**213**	**0**	171	0
	6,043	**466**	5,159	443

Gross premiums written by destination are not materially different from gross premiums written by origin.

2. Segmental Analysis continued

(iii) General insurance result	Net premiums written 2004 £m	Operating profit 2004 £m	Net premiums written 2003 £m	Operating profit 2003 £m
Continuing operations				
Household	**343**	**27**	308	17
Other business (including overseas)	**89**	**12**	79	24
	432	**39**	387	41

(iv) Operating profit before tax from continuing operations	2004 £m	2003 Restated £m
Life and pensions (see Note 2(ii))	**466**	443
Institutional fund management	**69**	55
General insurance (see Note 2(iii))	**39**	41
Other operational income (see Note 2(vi))	**34**	18
	608	557

(v) Reconciliation between operating profit and profit before tax	Long term business 2004 £m	General insurance 2004 £m	Other 2004 £m	Total 2004 £m	Total 2003 Restated £m
Operating profit from continuing operations	**466**	**39**	**103**	**608**	557
Long term profit included in institutional fund management result	**51**		**(51)**	**–**	–
Investment return on SRC in the UK Long Term Fund	**167**		**42**	**209**	321
Net capital released from/(invested in) non profit business	**128**			**128**	(163)
Accrued transfer to shareholders in respect of non profit business included in operating profit	**(324)**			**(324)**	(295)
	488	**39**	**94**	**621**	420
Variation from longer term investment return		**(3)**	**35**	**32**	56
Change in equalisation provision		**(7)**		**(7)**	(7)
Profit on ordinary activities before tax	**488**	**29**	**129**	**646**	469

(vi) Other operational income	2004 £m	2003 £m
Shareholders' other income (excluding SRC)		
– Investment return on shareholders' funds	**109**	100
– Interest expense	**(62)**	(58)
	47	42
Retail investments	**4**	(15)
Other operations	**(4)**	1
Unallocated corporate and development expenses	**(13)**	(10)
	34	18

2. Segmental Analysis continued

(vii) Shareholders' funds – equity interests	SRC 2004 £m	Other 2004 £m	Total 2004 £m	Total 2003 Restated £m
UK solvency capital				
– SRC*	**2,233**	**–**	**2,233**	2,212
– Society shareholder capital (SSC)**		**1,972**	**1,972**	1,905
– Society solvency capital	**2,233**	**1,972**	**4,205**	4,117
– General insurance	**–**	**149**	**149**	120
UK solvency capital	**2,233**	**2,121**	**4,354**	4,237
International shareholders' funds				
– USA		**475**	**475**	443
– Netherlands		**48**	**48**	36
– France		**48**	**48**	45
		571	**571**	524
Institutional fund management		**199**	**199**	176
Corporate funds***		**(1,748)**	**(1,748)**	(1,689)
	2,233	**1,143**	**3,376**	3,248

* Including £602m of intra-group subordinated debt capital attributed to the SRC.

** Includes £788m from the 2002 rights issue and aggregated investment returns of £188m (2003: £139m).

*** Includes the convertible debt of £521m (2003: £518m) and £602m of senior debt which has been onlent to the UK Long Term Fund.

3. Investment Return

(i) Investment income and realised gains	Technical account – long term business 2004 £m	Non-technical account 2004 £m	Technical account – long term business 2003 £m	Non-technical account 2003 £m
Investment income				
Income in respect of land and buildings				
– Received from group undertakings	**2**	**0**	2	0
– Received from other sources	**273**	**0**	264	0
	275	**0**	266	0
Income in respect of other investments				
– Received from other sources	**4,443**	**108**	3,941	96
Total investment income	**4,718**	**108**	4,207	96
Realised investment gains	**913**	**8**	–	–
Total investment income and realised gains	**5,631**	**116**	4,207	96
(ii) Unrealised investment gains	**7,666**	**59**	11,983	100
(iii) Investment expenses and charges				
Bank loans and overdrafts	**(18)**	**0**	(8)	0
Other borrowings	**(2)**	**(63)**	(6)	(58)
Total interest expense	**(20)**	**(63)**	(14)	(58)
Investment management expenses	**(31)**	**(2)**	(29)	(2)
	(51)	**(65)**	(43)	(60)
Realised investment losses	**–**	**–**	(1,308)	(11)
Total investment expenses and charges	**(51)**	**(65)**	(1,351)	(71)
Total investment return	**13,246**	**110**	14,839	125

3. Investment Return continued

	Technical account – long term business 2004 £m	Non-technical account 2004 £m	Technical account – long term business 2003 £m	Non-technical account 2003 Restated £m
Total investment return comprises:				
Longer term rate of return:				
General insurance	**–**	**22**	–	18
Other operational income	**–**	**47**	–	42
Institutional fund management	**–**	**8**	–	5
SRC	**167**	**–**	124	–
Variation from longer term rate of return:				
General insurance	**–**	**(3)**	–	5
Other operational income	**–**	**35**	–	53
Institutional fund management*	**–**	**0**	–	(2)
SRC	**42**	**–**	198	–
Actual investment returns on other funds	**13,037**	**1**	14,517	4
	13,246	**110**	14,839	125

* Shareholders' investment return for Institutional fund management business of £Nil (2003: £2m) which was previously recorded within Actual investment returns on other funds has been analysed separately as a longer term rate of return and as a variation from longer term investment return.

Investment return has been allocated to/from the technical accounts in accordance with the ABI SORP by reference to a longer term rate of investment return in relation to the respective invested funds. The investment return has been calculated by applying the longer term rates of return to the investment funds at the start of each quarter. The longer term rates used are consistent with the start of the year assumptions used for the expected return for Achieved Profits reporting (disclosed in Note 8(i) of the supplementary financial statements).

Shareholders' other income, reported within Other operational income (see Note 2 (vi)), has been analysed between the return achieved utilising a longer term rate of investment return and the variation from actual return. This does not impact the investment return shown in the non-technical account.

The table below shows the effects on the longer term investment return of varying the rates of investment return used:

	1% higher 2004 £m	1% lower 2004 £m	1% higher 2003 £m	1% lower 2003 £m
General insurance	**25**	**19**	20	15
Other operational income	**127**	**91**	117	82
Institutional fund management	**9**	**6**	6	4
SRC	**142**	**107**	112	76

(iv) Comparison of longer term and actual investment return:	2000-2004 £m	1999-2003 £m
Actual return attributable to shareholders:		
– General insurance	**46**	48
– Other operational income	**163**	122
– Institutional fund management	**23**	1
– SRC	**18**	97
	250	268
Longer term return included in technical accounts:		
– General insurance	**95**	91
– Other operational income	**163**	154
– Institutional fund management	**22**	14
– SRC	**649**	589
	929	848
Cumulative deficit over 5 years of actual returns over longer term returns	**(679)**	(580)

4. Net Operating Expenses

	Technical account		Technical account	
	Long term business 2004 £m	**General business 2004 £m**	Long term business 2003 £m	General business 2003 £m
Acquisition costs	**701**	**140**	611	121
Administration expenses – maintenance	**199**		195	
– other*	**139**		50	
Total administration expenses	**338**	**22**	245	19
Reinsurance commissions	**(17)**	**(7)**	(23)	(9)
	1,022	**155**	833	131
Increase in deferred acquisition costs (net of reinsurance)**	**75**	**(8)**	(85)	(9)
	1,097	**147**	748	122

* Includes £125m (2003: £30m) in respect of additional amounts for expenses and compensation arising from regulatory reviews.

** The 2004 decrease relates primarily to a reduction of £146m in the UK following the movement to a gross premium valuation basis in respect of with-profits business together with a change in business mix.

5. Post Balance Sheet Event – Sale of Gresham Insurance Company Limited

On 3 February 2005 the Group announced that it had agreed in principle to sell its 90% stake in its subsidiary Gresham Insurance Company Limited to Barclays Bank PLC subject to FSA approval. The transaction is expected to complete on 31 March 2005 and result in an exceptional profit before tax of £26m (£26m after-tax).

An analysis of the Technical account – general business showing ongoing and discontinuing operations in 2004 is given below:

	Ongoing operations		Discontinuing operations	
	£m	**£m**	**£m**	**£m**
Earned premiums, net of reinsurance				
Gross premiums written	**325**		**146**	
Outwards reinsurance premiums	**(30)**	**295**	**(9)**	**137**
Change in the provision for unearned premiums – gross	**(10)**		**(3)**	
– reinsurers' share	**2**	**(8)**	**0**	**(3)**
Allocated investment return transferred from the non-technical account		**17**		**5**
Claims incurred, net of reinsurance				
Claims paid – gross	**(159)**		**(72)**	
– reinsurers' share	**4**	**(155)**	**0**	**(72)**
Change in the provision for claims – gross	**(24)**		**(10)**	
– reinsurers' share	**2**	**(22)**	**0**	**(10)**
Changes in other technical provisions, net of reinsurance		**2**		**0**
Net operating expenses		**(97)**		**(50)**
Change in the equalisation provision		**(5)**		**(2)**
Balance on the technical account – general business		**27**		**5**

6. Tax Charge/(Credit)

	Technical account – long term business 2004 £m	Non-technical account 2004 £m	Technical account – long term business 2003 £m	Non-technical account 2003 £m
Current tax				
UK corporation tax at 30% (2003: 30%)				
– Current tax for the year	**122**	**58**	45	32
– Double tax relief	**(3)**	**(1)**	(3)	–
– Adjustments in respect of prior periods	**–**	**0**	(41)	(8)
	119	**57**	1	24
Foreign tax – current tax for the year	**31**	**1**	54	1
Total current tax	**150**	**58**	55	25
Deferred tax				
Origination and reversal of timing differences				
– Arising from change in policyholder tax rates	**–**	**–**	12	(1)
– UK	**(21)**	**25**	71	27
– Foreign	**38**	**0**	18	0
	17	**25**	101	26
	167	**83**	156	51
Tax attributable to the balance on the technical account – long term business		**99**		14
Tax on profit on ordinary activities		**182**		65

Factors affecting current tax charge for the period:
The tax assessed for the period is lower than the standard rate of corporation tax in the UK of 30% (2003: 30%).

The differences are explained below:

	2004 £m	2003 £m
Profit on ordinary activities before tax	**646**	469
Corporation tax at 30%	**194**	140
Effects of:		
Disallowable expenditure	**5**	5
Capital allowances for the period in excess of depreciation	**(1)**	(1)
Non taxable income including UK dividends	**(7)**	(6)
Adjustments in respect of prior periods	**0**	(8)
Differences between taxable and accounting investment gains/losses	**(20)**	(32)
Unrelieved tax losses	**(2)**	1
Overseas tax	**6**	4
Lower tax on SRC investment return	**(18)**	(64)
Current tax charge	**157**	39

Although the SRC has been recognised as profit in these financial statements, there has been no corresponding recognition in the FSA regulatory returns, on which the taxation of life assurance business is currently based. As the payment of incremental tax on this profit depends upon a future event, the occurrence of which is under the company's control, no event giving rise to the need to provide deferred tax has occurred. Accordingly no additional deferred tax has been provided. The maximum amount of such deferred tax not provided was £630m (2003: £668m).

6. Tax Charge/(Credit) continued

Factors which may affect future tax charges:

a) No deferred tax is recognised on the unremitted earnings of overseas subsidiaries as no dividends are proposed.

b) The Group has unrelieved trading losses carried forward of £8m (2003: £32m) in its overseas operations. No deferred tax asset has been recognised in respect of these losses as at 31 December 2004 (or 31 December 2003), as it is considered more likely than not that there will be no suitable profits emerging in future periods against which to relieve them. Relief for these losses will only be obtained if there are suitable profits emerging in future periods against which to release them. The potential deferred tax asset unrecognised as at 31 December 2004 is £3m (2003: £11m).

c) The Group has unrelieved post-cessation trading losses carried forward of £18m (2003: £18m). No deferred tax asset has been recognised in respect of these losses as at 31 December 2004 (or 31 December 2003), as it is considered more likely than not that there will be no suitable profits emerging in future periods against which to relieve them. Relief for these losses will only be obtained if there are suitable post-cessation trading profits arising in future periods. The potential deferred tax asset unrecognised at 31 December 2004 is £5m (2003: £5m).

d) The Group has surplus management expenses and non-trading loan relationship deficits carried forward of £17m (2003: £17m). No deferred tax asset has been recognised in respect of these expenses as at 31 December 2004 (or 31 December 2003), as it is considered more likely than not that there will be no suitable profits emerging in future periods against which to relieve them. Relief for these expenses and deficits will only be obtained if there are suitable profits arising in future periods. The potential deferred tax asset unrecognised as at 31 December 2004 is £5m (2003: £5m).

e) The Group has net realised and unrealised capital losses unrecognised as at 31 December 2004 of £3m (2003: £Nil). No deferred tax asset has been recognised in respect of these losses as at 31 December 2004 as it is considered more likely than not that there would be no suitable profits emerging in future periods against which to relieve them. The potential deferred tax asset unrecognised as at 31 December 2004 is £1m (2003: £Nil).

7. Dividends

	2004 £m	2003 £m
Interim dividend paid 1 October 2004 of 1.61p (2003: 1.57p) per share	**105**	102
Proposed final dividend of 3.45p (2003: 3.33p) per share payable on 3 May 2005	**224**	216
	329	318

8. Earnings per Share

Earnings per share have been calculated in accordance with FRS 14 'Earnings per share' using the weighted average number of ordinary shares in issue and the profits for the financial year. The reconciliation between the profit for the financial year and earnings per share and the adjusted profit for the financial year and related earnings per share is as follows:

	2004			2003		
	Weighted average number of shares m	**Profit/ (loss) £m**	**Earnings per share p**	Weighted average number of shares m	Profit/ (loss) £m	Earnings per share p
Operating profit after tax on continuing operations	**6,491**	**438**	**6.75**	6,490	396	6.10
Variation from longer term investment return		**10**	**0.15**		60	0.92
Change in equalisation provision		**(5)**	**(0.07)**		(5)	(0.08)
Change in SRC		**21**	**0.32**		(47)	(0.72)
Profit for the financial year	**6,491**	**464**	**7.15**	6,490	404	6.22
Net shares under options allocable for no further consideration	**22**	**–**	**(0.01)**	15	–	–
Convertible bonds outstanding	**285**	**12**	**(0.14)**	285	12	(0.10)
Diluted profit for the financial year	**6,798**	**476**	**7.00**	6,790	416	6.12

9. Auditors' Remuneration

Fees paid to PricewaterhouseCoopers LLP as auditors amounted to £1.5m (2003: £1.0m). Included in these figures are £0.1m (2003: £0.1m) in respect of the Company. Other fees paid to PricewaterhouseCoopers LLP comprised:

	UK 2004 £m	**Group 2004 £m**	UK 2003 £m	Group 2003 £m
Regulatory returns	**0.4**	**0.4**	0.1	0.1
Interim review	**0.1**	**0.1**	0.1	0.1
Other assurance work	**0.8**	**0.9**	0.3	0.3
Tax advisory services	**0.1**	**0.1**	0.1	0.1
Other advisory services	**0.2**	**0.2**	0.2	0.3
	1.6	**1.7**	0.8	0.9

Increases in the Auditors' remuneration, and fees for Regulatory returns and Other assurance work, mainly reflect additional work necessary as a result of the Group's planned adoption of International Financial Reporting Standards and the extension of the auditors' reporting responsibilities *under the Prudential Sourcebook in relation to the UK Life and Pensions regulatory returns.*

In addition to the above, professional fees are paid to various firms of accountants, including PricewaterhouseCoopers LLP, in respect of services supplied to a number of non-consolidated Venture Capital subsidiaries. Details of these subsidiaries and associated audit and non-audit fees are provided in Note 32.

10. Profit for the Financial Year

The profit for the financial year includes a profit of £331m (2003: £328m) dealt with in the accounts of the parent company, for which no profit and loss account is shown as permitted by Section 230 (4) of the Companies Act 1985.

11. Exchange Rates

Principal rates of exchange used for translation into sterling at the end of the year:

	2004	2003
United States dollar	**1.92**	1.79
Euro	**1.41**	1.42

12. Investments

(i) Land and buildings*	Long term business 2004 £m	Other business 2004 £m	Total 2004 £m	Long term business 2003 £m	Other business restated 2003 £m	Total restated 2003 £m
Leasehold properties						
– Long leaseholds	**511**	**42**	**553**	415	35	450
– Short leaseholds	**68**	**6**	**74**	64	5	69
	579	**48**	**627**	479	40	519
Freehold properties	**2,881**	**233**	**3,114**	3,425	284	3,709
Total land and buildings	**3,460**	**281**	**3,741**	3,904	324	4,228
(ii) Other financial investments						
Shares and other variable yield securities and units in unit trusts	**9,279**	**2,250**	**11,529**	9,260	2,234	11,494
Debt securities and other fixed income securities	**20,658**	**1,019**	**21,677**	17,338	939	18,277
Loans secured by mortgages	**5**	**255**	**260**	5	178	183
Other loans	**59**	**–**	**59**	64	–	64
Deposits with credit institutions	**693**	**248**	**941**	723	458	1,181
Other investments	**195**	**53**	**248**	7	3	10
	30,889	**3,825**	**34,714**	27,397	3,812	31,209
Less: amounts payable under a margining arrangement	**(119)**	**–**	**(119)**	(169)	–	(169)
Total other financial investments	**30,770**	**3,825**	**34,595**	27,228	3,812	31,040
Total investments	**34,230**	**4,106**	**38,336**	31,132	4,136	35,268
(iii) Original cost of investments:						
Land and buildings	**2,239**	**181**	**2,420**	2,873	239	3,112
Other financial investments						
– Shares and other variable yield securities and units in unit trusts	**6,700**	**1,705**	**8,405**	7,035	1,765	8,800
– Debt securities and other fixed income securities	**19,241**	**1,019**	**20,260**	16,247	941	17,188
– Loans secured by mortgages	**5**	**235**	**240**	5	178	183
– Other loans	**59**	**–**	**59**	63	–	63
– Deposits with credit institutions	**673**	**248**	**921**	723	458	1,181
– Other investments	**195**	**56**	**251**	7	2	9
Total other financial investments	**26,873**	**3,263**	**30,136**	24,080	3,344	27,424
Total investments	**29,112**	**3,444**	**32,556**	26,953	3,583	30,536
Included in the current values above are listed investments amounting to:	**27,875**	**3,303**	**31,178**	25,900	3,133	29,033

* The value of land and buildings which were occupied by the Group for its own activities, included above, was £41m (2003: £39m). The original cost was £13m (2003: £14m).

13. Assets Held to Cover Linked Liabilities

	2004 £m	2003 £m
Managed pension funds (Legal & General Assurance (Pensions Management) Limited)	**93,989**	72,846
Other linked business	**14,308**	11,462
	108,297	84,308

The original cost of investments held to cover linked liabilities was £100,133m (2003: £84,924m).

14. Tangible Assets

Fixtures, fittings, tools and equipment (principally computer equipment and cars)	**2004 £m**	2003 £m
Cost:		
At 1 January	**124**	123
– Additions	**11**	16
– Disposals	**(11)**	(15)
At 31 December	**124**	124
Depreciation:		
At 1 January	**98**	92
– Provided during the year	**11**	14
– Disposals	**(8)**	(8)
At 31 December	**101**	98
Net book value at 31 December	**23**	26

15. Purchased Interests in Long Term Business

	2004 £m	2003 £m
Cost:		
At 1 January	**168**	186
– Exchange revaluation	**(10)**	(17)
	158	169
Additions	**1**	(1)
At 31 December	**159**	168
Amortisation:		
At 1 January	**139**	147
– Exchange revaluation	**(10)**	(15)
– Provided during the year	**6**	7
At 31 December	**135**	139
Net book value at 31 December	**24**	29

The net book value of purchased interests in long term business represents the remaining unamortised portion of the actuarially determined fair values of purchased long term in-force business. In the USA, relevant life business is amortised over its economic life in proportion to the projected premium income from that business and interest rate sensitive business is amortised in relation to the present value of estimated gross profits. In the UK, the value of the in-force business purchased on the acquisition of the Alliance & Leicester Life Assurance is amortised over its economic life.

16. Movements in Consolidated Profit and Loss Account and ESOT Reserve

	Consolidated Profit and Loss Account		ESOT Reserve	
	2004 £m	2003 £m	**2004 £m**	2003 £m
At 1 January	**2,191**	2,116	**(12)**	(13)
Retained profit	**135**	86	**–**	–
Movements in year	**–**	–	**(1)**	1
Exchange losses	**(7)**	(11)	**–**	–
At 31 December	**2,319**	2,191	**(13)**	(12)

17. Share Capital and Share Premium

	Number of shares	2004 £m	2003 £m
Authorised share capital			
At 31 December: ordinary shares of 2.5p each	**9,200,000,000**	**230**	230

Issued share capital

Fully paid ordinary shares of 2.5p each		Share capital £m	Share premium £m
At 1 January 2004	**6,503,861,912**	**163**	**906**
Options exercised under share option schemes			
– Executive share option scheme	**1,343,337**	**0**	**1**
– Save as you earn scheme	**754,234**	**0**	**0**
At 31 December 2004	**6,505,959,483**	**163**	**907**

Employee Share Ownership Trust
The Group has an Employee Share Ownership Trust (ESOT) which purchases ordinary shares in the Company in the market and holds such shares for delivery to employees under the various employee share schemes.

Urgent Issues Task Force (UITF) abstract 38, 'Accounting for ESOP trusts', has been adopted and the 2003 comparatives restated accordingly. The principal requirement of the UITF abstract is for the value of shares held by the ESOT to be accounted for as a deduction against shareholders' funds, rather than as an asset under Other financial investments.

During 2004 0.4m shares were provided by the ESOT to employees to settle allocations due under the 2001 Share Bonus Plan and Performance Share Plan releases and to trustees under the Group's share schemes for 2004. As at 31 December 2004 the ESOT held 14.1m shares acquired at a cost of £12.9m and with a market value of £15.5m, of which 2.0m were purchased at market rates throughout 2004 at a cost of £1.8m. The ESOT's investments are included at cost in the consolidated balance sheet as a deduction against shareholders' funds. The cost of shares acquired by the ESOT is being financed by an interest free loan from the Company. The ESOT has waived its rights to the dividends payable on the shares it holds.

Convertible bond
In December 2001, the Company issued £525m of convertible bonds due in 2006 which generated net proceeds after expenses of £515m.

The convertible bonds may be redeemed in 2005, and thereafter at the option of the Company, at par, provided the share price exceeds 120% of the conversion price. A coupon of 2.75% per annum is paid semi-annually and the bonds convert into ordinary shares of the Company at 184p per share. The bonds would, if converted, give rise to the issue of 285,326,086 new ordinary shares representing approximately 4.4% of the current issued share capital.

The convertible bonds are included in the financial statements at an amount equal to the net proceeds after expenses. The difference between this amount and the face value is amortised at a constant rate over the term of the convertible bonds assuming no conversion and is included in the profit and loss account as interest expense. The carrying amount of the convertible bonds will equal the face amount at the maturity date. In the event of conversion any unamortised costs relating to the converted bonds will reduce the amount credited to the share premium account.

Options
Options over 103,090,702 shares are outstanding under CSOP, ESOS and SAYE schemes at 31 December 2004 as shown below:

Number of shares	Option price pence per share	Option period ending in	Number of shares	Option price pence per share	Option period ending in
1,469,479	43.69 – 137.40	2005	13,788,893	55.00 – 159.38	2010
20,685,923	55.00 – 137.40	2006	11,287,601	78.00 – 148.62	2011
3,610,494	78.00 – 124.39	2007	11,382,146	76.00 – 147.48	2012
15,932,644	55.00 – 124.39	2008	14,376,100	78.00 – 101.25	2013
8,532,422	78.00 – 162.36	2009	2,025,000	96.00 – 96.00	2014

A description of these schemes is contained in the Directors' Report on Remuneration on page 37.

18. General Insurance Business Provisions

	2004 £m	2003 £m
Provision for unearned premiums		
– gross	**223**	210
– reinsurers' share	**(16)**	(15)
	207	195
Claims outstanding		
– gross	**180**	146
– reinsurers' share	**(6)**	(4)
	174	142
Equalisation provision	**53**	46
Other technical provisions (provision for unexpired risks)		
– gross	**1**	3
Deferred acquisition costs (DAC)	**(65)**	(57)
General insurance provisions, net of reinsurance and DAC	**370**	329

19. Long Term Insurance Funds

	2004 £m	2003 £m
Long term business provision – gross	**33,934**	32,972
Technical provision for linked liabilities	**104,887**	83,730
Claims outstanding – gross	**256**	234
	139,077	116,936
Reinsurers' share of provisions	**(2,954)**	(3,230)
	136,123	113,706
Deferred acquisition costs	**(735)**	(835)
Fund for future appropriations	**2,456**	1,498
SRC in the UK long term fund	**2,234**	2,212
	4,690	3,710
Total long term insurance funds	**140,078**	116,581
Comprising insurance funds for:		
UK life and pensions business	**46,685**	41,622
UK managed pension funds	**90,694**	72,477
Other business	**2,699**	2,482
	140,078	116,581

The cost of bonuses incurred during the year was £422m (2003: £465m), of which £280m (2003: £287m) was included in the long term business provision above.

The long term insurance funds represent the total assets associated with long term business less relevant creditors, valued in accordance with the provisions of Schedule 9A to the Companies Act 1985. The principal area of operation for long term insurance business is the UK for which details of actuarial assumptions are provided. For UK business, valuation assumptions have been determined in accordance with rules relating to the valuation of liabilities as published by the Financial Services Authority (FSA). Full disclosure of valuation assumptions, including the assumed margins for the risk of default on assets backing technical provisions, are disclosed in the Abstract of Valuation Report contained within the FSA returns of Legal & General Assurance Society Limited (Society) and Legal & General Assurance (Pensions Management) Limited. These FSA returns are due to be submitted to the regulator by 31 March 2005 and will then be available to any shareholder on request as well as being provided on the Company's website, www.legalandgeneral.com.

19. Long Term Insurance Funds continued

The principal assumptions for the UK MSS accounts are:

	2004	2003
Rate of interest/discount rate		
Life assurances	**3.25%pa**	3.25%pa
Bonuses on with-profits life assurances	**3.25%pa**	2.75%pa
Pension assurances	**3.25-4.0%pa**	3.25-4.0%pa
Annuities in deferment	**2.95-4.9%pa**	3.6-4.9%pa
Annuities in deferment (RPI-linked; net rate after allowance for inflation)	**0.8-1.95%pa**	1.2-1.95%pa
Vested annuities	**4.6-4.9%pa**	4.9-4.95%pa
Vested annuities (RPI-linked; net rate after allowance for inflation)	**1.95%pa**	1.95%pa
Mortality tables		
Non-linked individual term assurances	**95% TM92/TF92sel***	125% TM92/TF92sel
Non-linked individual term assurances with critical illness	**85%-90%CIBT93 adj-2yrs***	90%CIBT93 adj-2yrs
Other non-linked life assurances	**150% AM92/AF92ult**	150% AM92/AF92ult
Annuities in deferment	**80%A67/70 ult-3 yrs**	A67/70 ult-3 yrs
Vested annuities bulk purchase annuities	**79-97%a(55) ult-3 yrs****	82-97%a(55) ult-3 yrs**
Vested annuities other annuities	**58-99% PMA/PFA 92(c=2001)****	68-100% PMA/PFA 92(c=2001)**

* For term assurance mortality rates are assumed to deteriorate at a rate of 0.5% p.a. For term assurance with critical illness, morbidity rates are assumed to deteriorate at a rate of 1% p.a. for males and 1.75% p.a. for females.

** For vested annuities, mortality rates are assumed to reduce according to the average of CMI Working Paper 1 projection MC and LC for males and according to CMI projection MC for females, thereby increasing the assumed life expectancy of annuitants. Previously they were assumed to improve according to CMI Working Paper 1 projection MC for males and according to CMI Report No.17 for females. On 2 July 2004 the Group announced that the impact of changing the assumptions relating to mortality improvement was to reduce profit before tax by approximately £400m. At 30 June this reduction was partially offset by releases from other reserves together with the impact of improved asset/liability matching and other actions, resulting in a net post tax reduction in the SRC of £86m. Changes to the assumptions relating to term assurance and other non profit contracts have given rise to further offsets in the second half of 2004.

Premiums

For those contracts where the policyholder does not have the right to vary the amount of the premium paid, full credit is taken for the premiums contractually due at the valuation date. For contracts where the policyholder has the option to vary the rate of premium, the provision is taken as being the higher of the amount calculated as if the policyholder continues to make premium payments or, alternatively, ceases to pay premiums altogether.

Persistency

Except for certain term assurances and, from 31 December 2004, certain pension contracts, valuation provisions are calculated as being the greater of the provision assuming that the contract continues in force until maturity, or discontinues at the valuation date. For certain term assurance policies there is a liability on discontinuance within the first four years from inception and provisions have been calculated assuming lapse rates as follows:

	2004	2003
Year 1	**10%**	10%
Year 2	**15%**	15%
Year 3	**25%**	25%
Year 4	**25%**	25%

For all years after Year 4 a nil lapse rate is assumed.

19. Long Term Insurance Funds continued

For certain pension contracts, valuation provisions are calculated allowing for prudent rates of transfer and early retirement. All policyholders are assumed to retire by age 70. The assumed rates of future discontinuance are:

	2004	
Age nearest	Early retirement	Transfer
Less than 60	**0.00%**	**0.00%**
60	**10.00%**	**1.30%**
61 – 64	**4.25%**	**0.60%**
65	**25.00%**	**1.60%**
66 – 69	**8.25%**	**0.80%**
70	**100.00%**	**1.00%**

Significant assumptions

Long term insurance provisions, together with related reinsurance recoveries, are established on the basis of current information and are subject to subsequent reassessment as changes to underlying factors occur. The results are particularly sensitive to the levels of future mortality (including the incidence of critical illnesses) and investment returns.

In the case of term assurances, including those that offer critical illness benefits, a worsening in mortality experience leads to increased claim levels and hence reduced profit. For annuity contracts the risk is that policyholders live longer than expected. Term assurance is subject to reinsurance which mitigates the risk. Annuity contracts are not generally reassured.

Calculation of technical provisions for non profit business requires assumptions on the required rate of return on the company's investments. Profits will be reduced if long term investment returns are lower than those assumed. With-profits technical provisions are in part backed by equity type assets where the volatility of returns can have both a favourable and an unfavourable impact on the company's ability to pay bonuses and on the fund's capital position. As profits from such business are related to bonuses, profits are also subject to some volatility. However, it is the Group's policy to smooth returns to with-profits policyholders through bonuses, and hence to profits.

Changes to valuation interest rates for non profit business result from changes to the yield on the backing assets measured on a regulatory basis. Society matches non profit assets and liabilities by duration, and whilst changes in liabilities are therefore broadly matched by similar changes to asset values the use of the regulatory basis for determining the valuation interest rate may also influence reported profit.

A gross premium valuation basis is generally used to calculate the long term business provision. For with-profits contracts the valuation discount rates make implicit provision for future reversionary bonuses consistent with the yield on the assets assumed under the regulatory basis. For all with-profits business, the technical provisions make allowance for reversionary bonuses added to date but do not make either implicit nor explicit allowance for future terminal bonuses. Previously a net premium valuation basis was used for certain conventional life regular premium contracts.

Other assumptions

In calculating the long term business provisions for international long term business operations, locally accepted actuarial tables and interest rates are used.

20. Provisions for Other Risks and Charges

Deferred tax	2004 £m	2003 £m
At 1 January	**170**	51
Exchange gain	**(6)**	(8)
Additional provision during the year	**42**	127
At 31 December	**206**	170
The provision for deferred tax consists of the following amounts:		
Unrealised gains on investments	**305**	264
The excess of depreciation over capital allowances	**(34)**	(36)
Tax losses carried forward	**(11)**	(24)
Timing differences between accounts and tax deduction for management expenses	**(53)**	(9)
Timing differences between accounts and tax deduction for actuarial provisions	**5**	(23)
Other timing differences	**(6)**	(2)
	206	170

The technical provision for linked liabilities has been determined on an actuarial basis which includes a deferred tax liability of £48m at 31 December 2004 (2003: £21m).

21. Borrowings

	Long term business 2004 £m	Other business 2004 £m	Total 2004 £m	Long term business 2003 £m	Other business 2003 £m	Total 2003 £m
Analysis by purpose						
Mortgage related	**2**	**–**	**2**	3	–	3
Attributed to the SRC	**–**	**602**	**602**	–	602	602
Other	**9**	**900**	**909**	8	862	870
Core debt	**11**	**1,502**	**1,513**	11	1,464	1,475
Non recourse financing – Triple X	**275**	**–**	**275**	–	–	–
Total	**286**	**1,502**	**1,788**	11	1,464	1,475

Reported as:

	2004 £m	2003 £m
Convertible bond	**521**	518
Subordinated debt	**394**	–
Other borrowings	**598**	957
Other borrowings – Non recourse financing – Triple X	**275**	–
	1,788	1,475

Amounts of £957m previously reported as being Owed to credit institutions have been recategorised as Other borrowings.

	2004 £m	2003 £m
Analysis by nature		
Unsecured		
– 2.75% Convertible bond 2006	**521**	518
– Undated subordinated notes	**394**	–
– Medium term notes 2031-2041	**597**	597
– Medium term notes 2004	**–**	6
– Euro commercial paper 2004	**–**	352
– Bank loans 2005	**1**	2
Core debt	**1,513**	1,475
Non recourse financing – Triple X 2025	**275**	–
	1,788	1,475
Analysis by maturity		
In one year or less or on demand	**1**	360
Between 1 and 2 years	**521**	–
Between 2 and 5 years	**–**	518
In 5 years or more	**1,266**	597
	1,788	1,475

i) As at 31 December 2004 the Group had undrawn committed credit facilities amounting to £500m expiring between 2005 and 2009, arranged on a bilateral basis with a number of banks, which may be used to refinance existing borrowings.

ii) The maturity profile above is calculated on the basis that a facility to refinance a maturing loan should not be recognised unless the facility and loan are related. If refinancing under the Group's committed facilities were recognised, then £150m of the amount shown as repayable between 1 and 2 years would be reclassified as repayable between 2 and 5 years.

Analysis by currency

After taking into account interest rate and currency swaps, the Group's borrowings as at 31 December 2004 were as follows:

	Floating borrowings £m	Fixed borrowings £m	Total £m
Sterling	**1**	**1,512**	**1,513**
United States dollar	**275**	**–**	**275**
	276	**1,512**	**1,788**

The fixed borrowings of £1,512m had a weighted average interest rate of 4.79% for a weighted average period of 15 years.

22. Company Investments

	Shares in Group companies 2004 £m	Loans to Group companies 2004 £m	Total 2004 £m	Shares in Group companies restated 2003 £m	Loans to Group companies 2003 £m	Total restated 2003 £m
At valuation, 1 January	**3,615**	**1,272**	**4,887**	3,541	1,301	4,842
Prior year adjustment in respect of UITF 38	**–**	**–**	**–**	(11)	–	(11)
	3,615	**1,272**	**4,887**	3,530	1,301	4,831
Additions	**2**	**14**	**16**	19	0	19
Revaluation	**125**	**(22)**	**103**	66	(29)	37
At valuation, 31 December	**3,742**	**1,264**	**5,006**	3,615	1,272	4,887
At cost, 31 December	**1,988**	**1,340**	**3,328**	1,986	1,326	3,312

23. Movement in Company Reserves

	Revaluation reserve 2004 £m	Profit and loss account 2004 £m	Revaluation reserve restated 2003 £m	Profit and loss account restated 2003 £m
At 1 January	**1,667**	**512**	1,612	502
Prior year adjustment in respect of UITF 38	**–**	**–**	(11)	–
	1,667	**512**	1,601	502
Retained profit after tax and dividends	**–**	**2**	–	10
Increase in the net assets of subsidiaries	**125**	**–**	66	–
At 31 December	**1,792**	**514**	1,667	512

24. Other Creditors

	Long term business 2004 £m	Other business 2004 £m	Total 2004 £m	Long term business 2003 £m	Other business 2003 £m	Total 2003 £m
Tax payable	**38**	**85**	**123**	6	57	63
Dividends payable	**–**	**224**	**224**	–	216	216
Temporary pension fund monies*	**3,295**	**–**	**3,295**	369	–	369
Balances between long term and other business	**1,432**	**(1,432)**	**–**	1,058	(1,058)	–
Other creditors	**279**	**200**	**479**	220	188	408
Total	**5,044**	**(923)**	**4,121**	1,653	(597)	1,056

* Pension fund monies held on a temporary basis on behalf of corporate pension fund clients, generally on part of a portfolio reconstruction.

Except as indicated in Note 21, all creditors are payable within a period of 5 years.

25. Cash Flow for Shareholders' and General Insurance Funds (excluding SRC and its subsidiaries)

(i) Reconciliation of profit on ordinary activities before tax	2004 £m	2003 Restated £m
Profit on ordinary activities before tax	**646**	469
Profit relating to life and pensions business	**(466)**	(443)
Long term business profit included in Institutional fund management	**(51)**	(40)
Profit before tax of subsidiaries of the SRC	**0**	(2)
Change in SRC excluding subsidiaries	**(13)**	137
Cash received from life and pensions business	**233**	275
Cash received from Institutional fund management	**28**	24
Depreciation of tangible fixed assets/VOBA	**2**	4
Increase in general insurance technical provisions	**41**	49
Increase in other operating debtors	**(14)**	(41)
Increase in other operating creditors	**35**	19
Interest expense on shareholders' borrowing	**63**	58
Realised and unrealised investment gains	**(67)**	(102)
Net cash inflow from operating activities	**437**	407

(ii) Analysis of cash flows for headings netted in the cash flow statement	2004 £m	2003 Restated £m
Financing		
Issue of share capital	**1**	1
(Increase)/decrease in shares held by the ESOT	**(1)**	1
Increase/(decrease) in total borrowings	**59**	(76)
	59	(74)

	2004 £m	2003 Restated £m
Portfolio investments		
Cash outflows from the purchase of:		
Shares and other variable yield securities and units in unit trusts	**222**	750
Debt securities and other fixed income securities	**1,057**	1,879
Loans secured by mortgages	**134**	32
Other loans and investments	**50**	1
Cash inflows from the sale/redemption of:		
Shares and other variable yield securities and units in unit trusts	**(198)**	(249)
Debt securities and other fixed income securities	**(953)**	(1,386)
Loans secured by mortgages	**(57)**	(51)
Other loans and investments	**(1)**	(55)
Net cash inflows from:		
Deposits with credit institutions	**(146)**	(963)
	108	(42)

25. Cash Flow for Shareholders' and General Insurance Funds (excluding SRC and its subsidiaries) continued

(iii) Movement in opening and closing portfolio investments net of financing	2004 £m	2003 Restated £m
Net cash (outflow)/inflow for the period	**(4)**	2
Cash flow (excluding long term business and SRC)		
– Net purchase/(sale) of portfolio investments	**108**	(42)
– (Increase)/decrease in loans	**(59)**	76
Movement arising from cash flows	**45**	36
– Movement in long term business and SRC investments net of financing	**2,666**	2,586
– Changes in market values and exchange rate effects	**46**	87
Total movement in portfolio investments net of financing	**2,757**	2,709
Portfolio investments net of financing at 1 January	**33,858**	31,149
Portfolio investments net of financing at 31 December	**36,615**	33,858

(iv) Movement in cash, portfolio investments and financing

	At 1 Jan 2004 Restated £m	Cash flow £m	Changes in long term business (incl. SRC) £m	Changes to market and currency values £m	At 31 Dec 2004 £m
Cash at bank and in hand	65	(4)	6	0	67
Land and buildings	4,228	0	(488)	1	3,741
Shares and unit trusts	11,494	24	(58)	69	11,529
Debt securities and other fixed income securities	18,277	104	3,299	(3)	21,677
Loans secured by mortgages	183	77	0	0	260
Other loans	74	49	184	0	307
Deposits with credit institutions	1,181	(146)	(94)	0	941
	35,437	108	2,843	67	38,455
Margining arrangement	(169)	0	50	0	(119)
Financing					
Loans due within 1 year	(360)	69	266	24	(1)
Loans due after 1 year	(1,115)	(128)	(499)	(45)	(1,787)
	(1,475)	(59)	(233)	(21)	(1,788)
	33,858	45	2,666	46	36,615

26. Related Party Transactions

There were no material transactions between directors or key managers and the Legal & General group of companies. All transactions between the Group, its directors and key managers are on commercial terms at rates which are no more favourable than those available to staff in general.

27. Employee Information

	2004	2003
Average numbers of staff employed by the Group during the year were:		
– UK	**8,194**	7,944
– Europe	**301**	300
– USA	**312**	303
Worldwide employees	**8,807**	8,547

Aggregate gross remuneration	£m	£m
– Wages and salaries	**253**	243
– Social security costs	**31**	28
– Other pension costs	**31**	27
	315	298

Included in the UK figures are 840 (2003: 811) part-time employees with an aggregate gross remuneration of £13m (2003: £13m).

28. Officers' Loans

At 31 December 2004 and 31 December 2003 there were no loans outstanding to officers of the Company.

29. Contingent Liabilities, Guarantees and Indemnities

Provision for the liabilities arising under contracts with policyholders is based on certain assumptions. The variance of actual experience from that assumed may result in such liabilities differing from the provisions made for them. Liabilities may also arise in respect of claims relating to the interpretation of such contracts, or the circumstances in which policyholders have entered into them (together in this paragraph 'liabilities'). The extent of such liabilities is influenced by a number of factors including the actions and requirements of the FSA, by ombudsman rulings, by industry compensation schemes and by court judgements. The continuing general profile and emphasis being given by the FSA and other bodies to the suitability of the past sales of endowment policies in the context of some mortgage transactions has led to the continuing receipt of claims from holders of endowment policies.

Provision for liabilities continues to be made and is regularly reviewed. However, it is not possible to predict, with certainty, the extent and the timing of the financial impact to which these liabilities may give rise. The relevant members of the Group nevertheless consider that each makes prudent provision for such liabilities, as and when circumstances calling for such provision become clear, and that each has adequate capital and reserves to meet all reasonably foreseeable eventualities.

In 1975 the Society was required by the Institute of London Underwriters (ILU) to execute the ILU form of guarantee in respect of policies issued through the ILU's Policy Signing Office on behalf of NRG Victory Reinsurance Company Ltd (Victory), a company which was then a subsidiary of the Society. In 1990, Nederlandse Reassurantie Groep Holding nv (the assets and liabilities of which have since been assumed by Nederlandse Reassurantie Groep NV under a statutory merger in the Netherlands) acquired Victory and provided an indemnity to the Society against any liability the Society may have as a result of the ILU's requirement, and the ILU agreed that its requirement of the Society would not apply to policies written or renewed after the acquisition. Whether the Society has any liability as a result of the ILU's requirement and, if so, the amount of its potential liability is uncertain. The Society has made no payment or provision in respect of this matter.

Group companies have given indemnities and guarantees, including interest rate guarantees, as a normal part of their operating activities or in relation to capital market transactions.

30. Goodwill Resulting from Acquisitions

The cumulative goodwill charged to reserves prior to 1998, arising from acquisition of subsidiaries which are still part of the Group, amounted to £70m as at 31 December 2004 (2003: £70m).

31. Commitments

	2004 £m	2003 £m
Authorised and contracted commitments not provided for in respect of investments, including property development, payable after 31 December		
– Long term business	**117**	134

32. Subsidiaries

(i) Operating subsidiaries

The principal operating subsidiaries consolidated in these financial statements are listed below. The Company holds, directly or indirectly, all of the ordinary share capital and voting rights of these companies except for Gresham Insurance Company Limited, in which the Group holds 90% of the ordinary share capital.

Company name	Nature of business	Country of incorporation
Legal & General Finance Plc*	Treasury operations	England and Wales
Legal & General Resources Limited*	Provision of services	England and Wales
Legal & General Assurance Society Limited	Long term and general insurance	England and Wales
Legal & General Insurance Limited	General insurance	England and Wales
Legal & General Investment Management Limited	Investment management	England and Wales
Legal & General Assurance (Pensions Management) Limited	Long term insurance	England and Wales
Legal & General Partnership Services Limited	Provision of services	England and Wales
Legal & General (Portfolio Management Services) Limited	Investment management	England and Wales
Legal & General Property Limited	Property management	England and Wales
Legal & General (Unit Trust Managers) Limited	Unit trust management	England and Wales
Legal & General Estate Agencies Limited	Estate agency	England and Wales
Legal & General Ventures Limited	Venture capital management	England and Wales
Gresham Insurance Company Limited	General insurance	England and Wales
Legal & General (France) SA	Long term insurance	France
Legal & General Bank (France) SA	Financial services	France
Legal & General Nederland Levensverzekering Maatschappij NV	Long term insurance	Netherlands
Banner Life Insurance Company Inc	Long term insurance	USA
William Penn Life Insurance Company of New York Inc	Long term insurance	USA
First British American Reinsurance Company	Reinsurance	USA

* Directly held by Legal & General Group Plc. All other subsidiaries are held through intermediate holding companies.

The main territory of operation of subsidiaries incorporated in England and Wales is the UK. For overseas subsidiaries the principal country of operation is the same as the country of incorporation. The principal activities of the Company and its subsidiaries are:

Long term insurance
Ordinary life and pensions business covers individual life and annuity policies, including capital redemption and permanent health insurance, individual pension arrangements and employers' schemes (including group life and permanent health insurance benefits) and pension fund management business.

Investment management
Provision of a fund management service for clients' funds as well as the Group's insurance and shareholders' funds through managed and segregated funds, unit trusts, personal equity plans and individual savings accounts.

General insurance
Household, mortgage indemnity, motor, healthcare and accident sickness and unemployment insurance.

32. Subsidiaries continued

(ii) Investments

The following subsidiaries, held via intermediate holding companies, limited partnerships, unit trusts and overseas investment holding companies, have been excluded from consolidation. These remaining subsidiaries have been excluded from consolidation because the relevant limited partnership agreements impose severe long term restrictions over the Group's ability to exercise control. All of these holdings have been included as investments.

Company name	Country of incorporation	% equity shares held by the Group
Arlington Business Parks Partnership	England and Wales	55.74
Chenas Finance SA	Luxembourg	69.49
Europe Loisirs SA	Luxembourg	82.60
HMG Holdings Limited	England and Wales	65.28
LGC Group Holdings Limited	England and Wales	74.85
Kingfield Heath Holdings Limited	England and Wales	76.03
Moliflor Loisirs Participations SAS	France	50.08
Park Lane Acquisitions (Holdings) Limited	England and Wales	84.95
Total Fitness Group Limited	England and Wales	59.10

The aggregate capital and reserves of the above companies and the aggregate profit or loss for the relevant financial years are not material. The net amount owed by these companies to the Group was £399m. In addition these companies have third party borrowings totalling £756m, none of which has recourse to the Group.

Audit fees paid to PricewaterhouseCoopers LLP by certain of the non-consolidated subsidiaries totalled £0.2m (2003: £0.5m). Professional fees are also paid to various firms of accountants, lawyers and advisers, including PricewaterhouseCoopers LLP, in respect of other services supplied to certain of the subsidiaries listed above, including corporate finance, due diligence and other advisory services. Fees paid to accountants in respect of their non-audit services to non-consolidated subsidiaries totalled £3.2m in 2004 (2003: £0.5m), of which fees paid to PricewaterhouseCoopers LLP were £1.4m (2003: £0.3m) for the UK and £1.4 (2003: £0.4m) for the Group. The aggregate non-audit fees paid to PricewaterhouseCoopers LLP in 2004, including those in respect of venture capital subsidiaries and those disclosed in Note 9, amounted to £3.0m (2003: £1.1m) in the UK and £3.1m (2003: £1.3m) for the Group.

33. Associates and Joint Ventures

As part of an arrangement to provide household insurance to customers of The Barclays group, the Group has a 10% interest in Woolwich Insurance Services Limited (WIS) and Woolwich plc has a 10% interest in the Group's subsidiary, Gresham Insurance Company Limited (Gresham). The Group's 10% holding in WIS is included in investments. The minority interest in Gresham is not separately disclosed as it is not material.

The Group also has the following significant holdings which have been included as investments. The gross assets of these companies are in part funded by borrowings which are non recourse to the Group.

Company name	Country of incorporation	% equity shares held by the Group
Bracknell Regeneration Limited Partnership	England and Wales	50.00
English Cities Fund	England and Wales	37.83
Hayley Conference Centres Holdings Limited	England and Wales	40.63
Industrial Property Investment Fund	England and Wales	25.09
Leisure Fund Limited Partnership	England and Wales	49.49
Mithras Investment Trust	England and Wales	34.61
Meteor Industrial Partnership	England and Wales	50.00
Performance Shopping Centre Limited Partnership	England and Wales	50.00
Trident Components Group Limited	England and Wales	49.16
Vue Entertainment Holdings Limited	England and Wales	31.20

In addition the Group also has other investments where its holding exceeds 20% of the equity share capital. They have not been treated as associated undertakings as either the Group does not exercise any significant influence over them, or their operations are not significant in relation to the financial statements of the Group.

34. Pension Costs

The Group operates the following pension schemes in the UK and overseas:

- Legal & General Group UK Pension and Assurance Fund (the Fund*). The Fund is a defined benefit scheme which was closed to new members from January 1995; last full actuarial valuation as at 31 December 2001.
- Legal & General Group UK Senior Pension Scheme (the Scheme*). The Scheme is a defined benefit scheme which, with a few exceptions (principally transfers from the Fund), was closed to new members from August 2000; last full actuarial valuation as at 31 December 2001.
- Legal & General Group Personal Pension Plan (UK) – a defined contribution scheme.
- Legal & General Staff Stakeholder Pension Scheme (UK) – a defined contribution scheme.
- Legal & General America Inc Cash Balance Plan – a defined benefit scheme; last full actuarial valuation as at 31 December 2002.
- Regime de Retraite Professionnel (France) – a defined contribution scheme.
- Legal & General Nederland Stichting Pensioenfonds – a multi-company defined benefit scheme. This scheme is a multi-employer defined benefit scheme which, as the company share of the underlying assets and liabilities cannot be identified, has been treated for reporting purposes as a defined contribution Schemes. The contribution in respect of this scheme for the year was £0.5m.

* The Fund and the Scheme are classified as being multi-employer schemes as the employing companies are unable to identify their share of the underlying assets and liabilities in the schemes on a consistent and reasonable basis.

All significant schemes have been subject to regular valuation or formal reviews by qualified actuaries who were employees of the Group.

There were no contributions prepaid or outstanding at either 31 December 2004 or 31 December 2003 in respect of these schemes. The Group has no liability for retirement benefits other than for pensions, except for a small scheme in France (Indemnites de Fin Carriere) which provides for lump sum benefits on retirement. The Fund and Scheme account for virtually all of the UK and over 98% of worldwide assets, contributions and members of the Group's defined benefit schemes.

The actuarial value of the combined assets of the Fund and Scheme at 31 December 2001, the date of the last full actuarial valuation, was £506m, sufficient to cover 111% of the accrued members' benefits.

The surpluses of the Fund and Scheme based on this valuation were being amortised over 11 years (the average expected remaining service lives of the members of the current schemes) using the percentage of pay amortisation method. The average contribution rate of pensionable salary in 2004 was 28.9%.

The major assumptions used by the actuaries of the defined benefit schemes under SSAP 24 were:

Rate of increase in pensions in payment	3.75%	Retail price index	4.00%
Rate of growth in dividend income	4.00%	Rate of return on investment	8.00%
Rate of interest applied to discount liabilities	8.00%	Rate of increase in salaries, excluding promotional increases	6.00%

The actuary of the Fund and Scheme has conducted a preliminary review based on the last full valuation from which the actuarial value of the combined assets at 31 December 2004 has been established at £591m, sufficient to cover 87% of the accrued members' benefits with the average expected remaining service lives of the members increasing to 12 years. Following increases in contribution rates made by Legal & General, with effect from 1 January 2004 the Fund and Scheme ceased being non-contributory schemes. From this date members have been able to elect to contribute up to 5% of their pensionable salary and retain the existing level of benefit or accrue benefits at a lower rate. The average contribution rate of pensionable salary in 2004 was 28.9% (2003: 22.7%).

All of the defined benefit schemes are valued under the projected unit method. As the Fund and Scheme are effectively closed to new members, the current service costs will increase as the age profile of active members rises.

The charges for pension costs for the schemes within the Group under SSAP 24 were:

	2004 £m	**2004 £m**	2003 £m	2003 £m
Defined benefit schemes				
The Fund – Regular pension costs	**6**		7	
– Amortisation of deficit	**4**	**10**	2	9
The Scheme – Regular pension costs	**5**		5	
– Amortisation of deficit	**4**	**9**	2	7
Other UK and overseas schemes		**0**		0
		19		16
Defined contribution schemes		**12**		11
		31		27

34. Pension Costs continued

Additional disclosures required in respect of Financial Reporting Standard (FRS) 17.

The major assumptions used by the actuaries of the defined benefit schemes were:

	31.12.04 Fund and Scheme %	**31.12.04 USA %**	31.12.03 Fund and Scheme %	31.12.03 USA %	31.12.02 Fund and Scheme %	31.12.02 USA %
Inflation	**3.0**	**3.0**	3.0	3.0	2.5	3.0
Rate of increase in salaries, excluding promotional increases	**3.3**	**5.0**	3.5	5.0	4.0	5.0
Rate of increase in pensions in payment	**3.0**	**–**	3.0	–	3.0	–
Rate of increase in deferred pensions	**3.8**	**–**	3.5	–	3.0	–
Rate used to discount liabilities	**5.3**	**6.3**	5.5	6.8	5.5	7.3

	Value at 31.12.04 £m	**Longer term rate of return expected at 31.12.04 % p.a.**	Value at 31.12.03 £m	Longer term rate of return expected at 31.12.03 % p.a.	Value at 31.12.02 £m	Longer term rate of return expected at 31.12.02 % p.a.
Market value of the assets of the Fund and Scheme and the expected rate of return were:						
Equities	**387**	**8.0**	408	8.0	371	8.0
Bonds	**155**	**5.0-6.0**	93	5.0-6.0	55	5.0-6.0
Properties	**50**	**7.5**	41	7.5	37	7.5
Purchased annuities*	**344**	**5.2**	316	5.5	293	5.5
	936		858		756	
Market value of the assets of the USA scheme and the expected rate of return	**6**	**7.8**	6	8.5	6	8.5
Total market value of assets	**942**		864		762	
Actuarial value of liabilities	**(1,090)**		(960)		(866)	
UK	**(145)**		(93)		(101)	
USA	**(3)**		(3)		(3)	
Total gross deficit	**(148)**		(96)		(104)	
Related deferred tax asset	**44**		29		31	
Net pension liability	**(104)**		(67)		(73)	

* The purchased annuities have been valued using the same yield as has been assumed in establishing the liabilities.

If the above amounts had been recognised in the financial statements, £29m (2003: £18m; 2002: £19m) of the total net pension liability would have been charged against the FFA in accordance with the guidelines contained in the ABI SORP. The shareholders' net assets and profit and loss account would have been adjusted as follows:

	2004 £m	2003 Restated £m	2002 Restated £m
Shareholders' net assets excluding pension liability	**3,376**	3,248	3,171
Pension liability	**(75)**	(49)	(54)
Net assets including pension liability	**3,301**	3,199	3,117
Profit and loss account excluding pension liability	**2,319**	2,191	2,116
Net pension liability	**(75)**	(49)	(54)
Profit and loss account including pension liability	**2,244**	2,142	2,062

34. Pension Costs continued

The following UK amounts would have been recognised in the performance statements in the year to 31 December 2004 under the requirements of FRS 17:

	2004 £m	2003 £m
Operating profit:		
Current service cost	**(11)**	(12)
Other finance income		
Expected return on the Fund and Scheme assets	**41**	38
Interest on the Fund and Scheme liabilities	**(37)**	(36)
Net return	**4**	2
Amounts included within the statement of total recognised gains and losses (STRGL)		
Actual return less expected return on the Fund and Scheme assets	**14**	44
Experience losses arising on the Fund and Scheme liabilities	**(6)**	(7)
Change in assumptions underlying the present value of the Fund and Scheme liabilities	**(51)**	(34)
Actuarial (loss)/gain recognised in the STRGL	**(43)**	3
Movement in deficit during the year		
Deficit in the Fund and Scheme at the beginning of the year	**(93)**	(101)
Movement in year:		
– Current service cost	**(16)**	(16)
– Contributions	**19**	16
– Other finance income	**6**	3
– Actuarial (loss)/gain	**(61)**	5
Deficit in the Fund and Scheme at end of year	**(145)**	(93)

The UK actuarial review at 31 December 2004 showed a deficit of £145m, an increase of £52m from the previous year's deficit of £93m. No improvements in benefits were made in 2004, contributions increased to £19m (28.9% of pensionable pay). In the current investment market, it has been agreed with the trustees that the level of contributions will be maintained at least at their present level.

Details of experience gains and losses for the year to 31 December 2004:

	2004 £m	**2004 %**	2003 £m	2003 %	2002 £m	2002 %
Difference between the expected return and actual return on Fund and Scheme assets	**20**		59		(161)	
% of Fund and Scheme assets		**2.1**		6.8		(21.3)
Experience losses on Fund and Scheme liabilities	**(9)**		(9)		(13)	
% of present value of Fund and Scheme liabilities		**(0.8)**		(0.9)		(1.6)
Actuarial (loss)/gain recognised in the STRGL	**(43)**		3		(140)	
% of present value of Fund and Scheme liabilities		**(3.9)**		0.5		(16.3)

Achieved Profits Basis

Table of Contents

CONSOLIDATED PROFIT AND LOSS ACCOUNT – ACHIEVED PROFITS BASIS

For the year ended 31 December 2004	Note	2004 £m	2003 £m
Profit on continuing operations			
UK life and pensions	6(a)	**494**	537
International life and pensions			
– USA		**73**	50
– Netherlands		**32**	24
– France		**14**	9
	6(a)	**119**	83
		613	620
Institutional fund management		**103**	82
General insurance		**39**	41
Other operational income		**34**	18
Operating profit		**789**	761
Variation from longer term investment return		**408**	422
Change in equalisation provision		**(7)**	(7)
Effect of economic assumption changes		**32**	(32)
Effect of UK tax changes		**–**	(27)
Profit on ordinary activities before tax		**1,222**	1,117
Tax charge on operating profit		**(218)**	(210)
Tax charge on other profits		**(134)**	(48)
Tax charge on profit on ordinary activities		**(352)**	(258)
Profit for the financial period		**870**	859
Dividends		**(329)**	(318)
Retained profit		**541**	541

	2004 p	2003 p
Dividend per share	**5.06**	4.90
Earnings per share:		
– based on operating profit after tax	**8.80**	8.49
– based on profit for the financial period	**13.40**	13.24
Diluted earnings per share:		
– based on operating profit after tax	**8.57**	8.28
– based on profit for the financial period	**12.97**	12.83

CONSOLIDATED BALANCE SHEET – ACHIEVED PROFITS BASIS As at 31 December 2004

	Note	2004 £m	2003 Restated £m
Assets			
Investments		**38,336**	35,268
Assets held to cover linked liabilities		**108,297**	84,308
Long term in-force business asset	3	**2,764**	2,365
Other assets		**4,978**	5,320
		154,375	127,261
Liabilities			
Shareholders' funds	6(d)	**6,116**	5,584
Fund for future appropriations		**2,456**	1,498
Technical provisions			
– Technical provisions for linked liabilities		**104,887**	83,730
– Other long term business provisions		**34,190**	33,206
– General insurance provisions		**457**	405
		139,534	117,341
Borrowings		**1,788**	1,475
Other creditors		**4,481**	1,363
		154,375	127,261

NOTES TO SUPPLEMENTARY FINANCIAL STATEMENTS

1. Basis of Preparation

These statements have been prepared in accordance with the methodology for Supplementary Accounting for long term insurance business (The Achieved Profits Method) issued in December 2001 by the Association of British Insurers. This methodology sets out a more realistic method for recognising shareholders' profits from long term business.

These supplementary financial statements have been audited by PricewaterhouseCoopers LLP (see Independent Auditors' Report) and prepared in conjunction with our consulting actuaries – Tillinghast Towers-Perrin and, in the USA, Milliman USA.

2. Description of Methodology

Profits in respect of life and pensions and UK managed pension funds are accounted for under Achieved Profits (AP) while other business is accounted for under UK GAAP.

The objective of AP is to provide shareholders with more realistic information on the financial position and current performance than that provided by the Modified Statutory Solvency (MSS) basis.

The methodology requires an attribution of assets of an insurance company, as reported in the statutory solvency accounts, between those backing long term insurance contracts (backing assets) and the residual assets. The method accounts for:

(i) insurance contracts and their backing assets on an AP basis; and

(ii) residual assets on a UK GAAP basis adopted in the primary accounts.

The AP methodology recognises as profit the total of:

(i) the cash transfers to the residual assets from the insurance contracts and backing assets, as determined following a statutory solvency valuation; and

(ii) the movement over the year in the present value of the expected future cash flows to the residual assets from insurance contracts in force at the year end and their backing assets.

The present value is determined by using a risk discount rate set by reference to assumed future investment returns.

The backing assets cover:

(i) long term business provisions calculated in accordance with local supervisory requirements; and

(ii) a further amount, the distribution of which to shareholders is regarded as encumbered.

Cash flow projections are determined using realistic assumptions of each component of cash flow for each policy group. Future economic and investment assumptions are based on year end conditions. Future investment returns are projected by one of two methods. The first method is based on an assumed investment return attributed to assets at their market value. The second, which is used where the investments of a subsidiary are substantially all fixed interest, projects the cash flows from the current portfolio and assumes an investment return on reinvestment of surplus cash flows. The assumed rates of discount and inflation are consistent with the investment return assumptions.

Detailed actuarial cash flow assumptions on, inter alia, mortality, persistency, morbidity and expenses reflect recent operating experience and are reviewed annually. Favourable changes in operating experience are not anticipated until the improvement in experience is reasonably certain.

The projections take into account all tax which is expected to be paid under current legislation, including tax which would arise if shareholders' backing assets were eventually to be distributed.

Allowance for risk is made by:

(i) a risk margin incorporated in the cash flow discount rate;

(ii) the cash flow deferrals generated by financing the backing assets; and

(iii) a specific assumption on asset default.

3. Long Term In-force Business Asset and Embedded Value

The shareholders' funds on the AP basis are derived from the methodology in Note 2. They comprise shareholders' funds on the MSS basis, less the value included for purchased interests in long term business, plus the long term in-force business asset.

The embedded value (EV) is the sum of this shareholder net worth and the value of the in-force business. Shareholder net worth attributable to the long term business is the further amount of backing assets regarded as encumbered, in addition to the long term business provision, plus any residual assets in insurance subsidiaries which do not have a long term fund.

4. Cost of Capital

In respect of UK life and pensions, regulatory capital for new business is provided by assets backing the with-profits fund or by the shareholder net worth. The shareholder net worth is included in the EV at a discounted value for assets identified as backing assets. It is therefore not necessary to allow separately for the cost of regulatory capital in the calculation of the contribution from new business. For international and UK managed pension funds businesses, the contribution from new business reflects an appropriate allowance for the cost of regulatory capital.

5. Analysis of Profit

Operating profit is identified at a level which reflects an assumed longer term level of investment return. The contribution to operating profit in a period is attributed to four sources: new business; the management of in-force business; development costs; and return on shareholder net worth. Further profit contributions arise from the actual investment return differing from the assumed long term investment return – the investment return variances – and from the effect of economic assumption changes.

The contribution from new business represents the value recognised as at the end of the year from new business written in the year, less the actual cost of acquiring that business and of establishing technical provisions and reserves. The risk discount rate represents a target return, so that a positive contribution from new business is the value created in excess of that required to meet the target. New business contributions are calculated using year end EV assumptions.

The contribution from in-force business reflects:

(i) the expected return – the discount earned from the value of business in-force at the start of the year;

(ii) the experience variances – the variance in the actual experience from that assumed; and

(iii) operating assumption changes – the effects of changes in assumptions, other than changes in economic assumptions. These changes are made as at the end of the year and include risk margin changes.

Development costs are those associated with investment in building a new enterprise or unusual development activity over a defined period.

The contribution from shareholder net worth comprises the increase in EV, based on assumptions at the start of the year in respect of:

(i) backing assets in excess of long term business provisions – the unwind of the discount; and

(ii) residual assets – the expected investment return.

Investment return variances represent the effect of the investment performance and changes to investment policy in respect of shareholder net worth and in-force business compared with EV assumptions at the beginning of the period.

Economic assumption changes comprise the effect of changes in economic variables, including associated changes to valuation bases, beyond the control of management, to the extent that they are reflected in revised assumptions.

6. Segmental Analysis of Results

(a) Contribution from long term business

	Life and pensions							
	UK		International		UK managed pension funds*		Total	
	2004 £m	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Contribution from:								
New business	**272**	271	**45**	34	**36**	31	**353**	336
In-force business								
– expected return	**267**	215	**50**	45	**17**	13	**334**	273
– experience variances**	**43**	9	**14**	(8)	**16**	5	**73**	6
– operating assumption changes**	**(219)**	(107)	**1**	1	**17**	20	**(201)**	(86)
Development costs	**–**	(2)	**–**	–	**(1)**	(1)	**(1)**	(3)
Shareholder net worth	**131**	151	**9**	11	**6**	5	**146**	167
Operating profit	**494**	537	**119**	83	**91**	73	**704**	693
Investment return variances	**364**	346	**0**	4	**12**	14	**376**	364
Effect of economic assumption changes	**15**	(16)	**17**	(16)	**–**	0	**32**	(32)
Profit before tax	**873**	867	**136**	71	**103**	87	**1,112**	1,025
Attributed tax	**(244)**	(231)	**(46)**	(24)	**(31)**	(26)	**(321)**	(281)
Profit after tax	**629**	636	**90**	47	**72**	61	**791**	744

* Included in the Institutional fund management result of £103m (2003: £82m).

** The largest impact on the UK life and pensions business in 2004 was from the strengthening of assumptions for annuitant longevity which were announced on 2 July 2004, and in 2003 was from the tightening of future persistency assumptions and strengthening the provisions for claims on the endowment book.

6. Segmental Analysis of Results continued

(b) Components of embedded value

	Life and pensions							
	UK		International		UK managed pension funds		Total	
	2004 £m	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
Value of in-force business	**3,007**	2,668	**499**	429	**194**	162	**3,700**	3,259
Shareholder net worth*	**1,601**	1,585	**243**	228	**163**	143	**2,007**	1,956
	4,608	4,253	**742**	657	**357**	305	**5,707**	5,215

* For the UK life and pensions business, shareholder net worth comprises the Shareholder Retained Capital (SRC) on the MSS basis, adjusted for deferred acquisition costs, together with the sub-fund, both net of an appropriate allowance for tax. It also includes intra-group subordinated debt capital of £602m.

(c) Embedded value

	Life and pensions							
	UK		International		UK managed pension funds		Total	
	2004 £m	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m	**2004 £m**	2003 £m
At 1 January	**4,253**	3,876	**657**	641	**305**	262	**5,215**	4,779
Exchange rate movements	**–**	–	**(29)**	(37)	**–**	–	**(29)**	(37)
	4,253	3,876	**628**	604	**305**	262	**5,186**	4,742
Profit after tax	**629**	636	**90**	47	**72**	61	**791**	744
Capital movements*	**–**	–	**25**	6	**–**	–	**25**	6
Distributions	**(274)**	(259)	**(1)**	–	**(20)**	(18)	**(295)**	(277)
At 31 December	**4,608**	4,253	**742**	657	**357**	305	**5,707**	5,215

* Capital movements in 2004 comprise the capital injected into Legal & General America. The 2003 increase is for Legal & General France.

(d) Shareholders' funds

	2004 £m	2003 Restated £m
Embedded value of life and pensions businesses		
UK*	**4,608**	4,253
USA	**504**	460
Netherlands	**144**	112
France	**94**	85
	5,350	4,910
Institutional fund management**	**393**	338
	5,743	5,248
General insurance business	**149**	120
Corporate funds***	**224**	216
	6,116	5,584

* Including £602m of intra-group subordinated debt capital attributed to the SRC.

** Including £357m (2003: £305m) net assets of UK managed pension funds business.

*** Corporate funds includes £521m (2003: £518m) of convertible debt and £602m of senior debt which has been onlent to the Long Term Fund (LTF) and including assets of £788m representing the net proceeds from the 2002 Rights Issue and £188m (2003 : £139m) representing the aggregated investment return.

6. Segmental Analysis of Results continued

(e) Reconciliation of shareholder net worth of long term business operations

	2004 £m	2003 £m
– UK (SRC)*	**2,233**	2,212
– USA	**475**	443
– Netherlands	**48**	36
– France	**48**	45
– Managed pension funds	**163**	143
Shareholder net worth on the MSS basis	**2,967**	2,879
Purchased interests in long term business	**(24)**	(29)
Value of the sub-fund	**245**	223
Deferred acquisition costs	**(742)**	(709)
Deferred tax on contribution**	**(397)**	(366)
Other miscellaneous adjustments	**(42)**	(42)
Shareholder net worth on the AP basis	**2,007**	1,956

* Including £602m of intra-group subordinated debt capital attributed to the SRC.

** Deferred tax represents all tax which is expected to be paid under current legislation, including tax which would arise if shareholders' backing assets were eventually distributed.

7. Reconciliation of Movements in Shareholders' Funds

	2004 £m	2003 Restated £m
At 1 January as previously reported	**5,584**	5,061
Prior year adjustment in respect of UITF 38	**–**	(13)
	5,584	5,048
Profit for the financial period	**870**	859
Exchange losses	**(9)**	(7)
Dividends	**(329)**	(318)
Increase in share capital/share premium	**1**	1
(Increase)/decrease of ESOT shares	**(1)**	1
At 31 December	**6,116**	5,584
comprising:		
Shareholders' funds on the MSS basis	**3,376**	3,248
Long term in-force business asset	**2,764**	2,365
Less: Purchased interests in long term business included on MSS basis	**(24)**	(29)
Shareholders' funds on the AP basis	**6,116**	5,584

8. Assumptions

UK life and pensions

i) The assumed future pre-tax returns on fixed interest and RPI linked securities are set by reference to redemption yields available in the market at the end of the reporting period. The corresponding return on equities and property is set by reference to the fixed interest gilt assumption. The economic assumptions were:

	2004 %p.a.	2003 %p.a.
Investment return		
– Gilts:		
Fixed interest	**4.5**	4.7
RPI linked	**4.5**	4.6
– Non-Gilts:		
Fixed interest	**4.9-5.3**	5.1-5.5
RPI linked	**4.7-5.1**	5.1-5.4
– Equities and property	**7.1**	7.3
Risk discount rate (after tax)	**7.0**	7.2
Inflation		
– Expenses/earnings	**3.8**	3.8
– Indexation	**2.8**	2.8

The assumed returns on non-gilt securities are net of an allowance for default risk of 0.2% p.a. (2003: 0.2%p.a.), other than for certain government-supported securities where no such allowance is made.

ii) Assets are valued at market value. For the projection of fixed interest and RPI linked investment returns, asset values are adjusted to reflect the assumed interest and inflation rates.

iii) Capital reported as transferred into the LTF since 1996, in the form of subordinated debt capital and remaining excess consideration over the net asset value of subsidiaries transferred from the LTF in December 2001, is treated as residual.

iv) The value of the sub-fund is the discounted value of projected investment returns for a period of 20 years (2003: 20 years).

v) Development costs relate to the development of strategic administration systems.

vi) Future bonus rates have been set at levels which would fully utilise the assets supporting the policyholders' portion of the with-profits business. The proportion of profits derived from with-profits business allocated to shareholders has been assumed to be 10% throughout.

vii) The value of in-force business reflects the cost of providing for benefit enhancement or compensation in relation to certain products including administration expenses.

viii) Other actuarial assumptions have been set at levels commensurate with recent operating experience, including those for mortality, persistency and maintenance expenses (excluding the development costs referred to above). These are reviewed annually. An allowance is made for future improvements in annuitant mortality based on externally published data. For end 2004, male annuitant mortality is assumed to improve in accordance with CMI Working Paper 1, projection MC for experience and the average of projections MC and LC for statutory reserving. Female annuitant mortality is assumed to improve in accordance with the MC projection from CMI Working Paper 1 for statutory reserving and at 70% of this rate for experience.

ix) In-force business comprises previously written single premium, regular premium and recurrent single premium contracts. For this purpose, DWP rebates have not been treated as recurrent and their value is included as premiums are received.

x) Projected tax has been determined assuming current tax legislation and rates.

xi) AP results are computed on an after tax basis and are grossed up to the pre-tax level for presentation in the profit and loss account. The tax rate used for grossing-up is the corporation tax rate of 30% (2003: 30%), except for the profit attributable to shareholder net worth, where the rate used is derived from the tax attributed to the contribution from shareholder net worth in the MSS accounts. To arrive at operating profit, the contribution from shareholder net worth is grossed up at a rate to reflect the tax associated with a longer term investment return.

UK managed pension funds

The UK life and pensions economic assumptions are used. All contracts are assumed to lapse after 10 years. Fees are projected on a basis which reflects current charges and, if less, anticipated charges. New business consists of monies received from new clients and incremental receipts from existing clients, and excludes the roll-up of the investment returns. Development costs relate to strategic systems.

International

Key assumptions are:

	2004 %p.a.	2003 %p.a.
USA		
Reinvestment rate	**4.9**	4.8
Risk discount rate (net of tax)	**6.8**	6.8
Europe		
Government bond return	**3.8**	4.5
Risk discount rate (net of tax)	**7.3**	8.0

9. Alternative Assumptions

The discount rate appropriate to any investor will depend on the investor's own requirements, tax and perception of the risks associated with the anticipated cash flows to shareholders. The table below shows the effect of alternative discount rates and equity and property returns on the UK life and pensions EV and new business contribution for the period.

	As published £m	1% lower risk discount rate £m	1% higher risk discount rate £m	1% higher equity/ property returns £m
Effect on embedded value at 31 December 2004	4,608	+290	-250	+220
Effect on new business contribution for the period	272	+44	-39	+24

It should be noted that in calculating the alternative values all other assumptions are left unchanged.

INDEPENDENT AUDITORS' REPORT To the directors of Legal & General Group Plc on the supplementary financial statements

We have audited the supplementary financial information for the year ended 31 December 2004 that comprises the Consolidated Profit and Loss Account – Achieved Profits and Consolidated Balance Sheet – Achieved Profits and the relevant notes 1 to 9, which has been prepared in accordance with the Achieved Profits basis set out in Note 1 and which should be read in conjunction with the audited financial statements prepared on the Modified Statutory Solvency basis.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the Annual Report, including the financial statements prepared on the modified statutory solvency basis. Our responsibilities in relation to the Annual Report, including those financial statements, are set out in the Independent Auditors' Report to the members of Legal & General Group Plc. The directors are also responsible for preparing the supplementary financial information on the above Achieved Profits basis.

Our responsibilities, as independent auditors, in relation to the supplementary financial information as set out in our letter of engagement agreed with you dated 7 January 2005, to report to you our opinion as to whether the supplementary financial information has been properly prepared in accordance with the Achieved Profits basis. We also report to you if we have not received all the information and explanations we require for our audit of the supplementary financial information. This report, including the opinion, has been prepared for and only for the Company in accordance with our letter of engagement dated 7 January 2005 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We also read the other information in the Annual Report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the supplementary financial information.

Basis of audit opinion
We conducted our audit in accordance with Auditing Standards issued by the Auditing Practices Board. Our audit included examination, on a test basis, of evidence relevant to the amounts and disclosures in the supplementary financial information. The evidence included an assessment of the significant estimates and judgements made by the directors in the preparation of the supplementary financial information, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the supplementary financial information is free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the supplementary financial information.

Opinion
In our opinion, the supplementary financial information has been properly prepared in accordance with the Achieved Profits basis set out in Note 1.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Chartered Accountants
London, 23 February 2005

FINANCIAL CALENDAR

Ex-dividend date	30 March 2005
Annual General Meeting	27 April 2005
Payment of Final Dividend for 2004 (to members registered on 1 April 2005)	3 May 2005
Publication of Half Year Results for 2005 and Declaration of Interim Dividend	28 July 2005
Ex-dividend date	7 September 2005
Payment of Interim Dividend for 2005 (to members registered on 9 September 2005)	3 October 2005

Consolidated Profit and Loss Account

	2004 £m	2003 Restated £m	2002 Restated £m	2001 Restated £m	2000 Restated £m
Life and pensions business	**466**	443	421	414	364
Institutional fund management	**69**	55	48	41	58
General insurance	**39**	41	46	37	20
Other operational income	**34**	18	(24)	1	41
Operating profit	**608**	557	491	493	483
Variation from longer term investment return	**32**	56	(61)	(63)	(12)
Change in equalisation provision	**(7)**	(7)	(5)	(6)	(6)
Shareholder retained capital movement	**13**	(137)	(571)	(550)	30
Profit from discontinued operations	**–**	–	4	4	3
Profit on sale of discontinued operations	**–**	–	36	8	–
Profit/(loss) on ordinary activities before tax	**646**	469	(106)	(114)	498
Tax charge	**(182)**	(65)	(74)	(30)	(181)
Dividends	**(329)**	(318)	(297)	(261)	(243)
Retained profit/(loss)	**135**	86	(477)	(405)	74
New business					
Life and pensions – Annual	**426**	367	412	374	320
Life and pensions – Single	**4,010**	3,139	2,881	2,975	2,118
Investment business	**17,157**	14,799	15,572	14,165	13,417
Gross premium income					
Life and pensions	**6,043**	5,159	4,804	4,799	3,828
General insurance	**471**	421	328	285	259

Consolidated Balance Sheet

	2004 £m	2003 Restated £m	2002 Restated £m	2001 Restated £m	2000 Restated £m
Investments	**146,633**	119,576	102,152	105,436	105,747
Other assets	**5,002**	5,349	4,528	2,813	2,426
Total assets	**151,635**	124,925	106,680	108,249	108,173
Share capital/premium	**1,070**	1,069	1,068	276	271
Profit and loss account	**2,319**	2,191	2,116	2,601	2,916
ESOT reserve	**(13)**	(12)	(13)	(10)	(8)
Shareholders' funds	**3,376**	3,248	3,171	2,867	3,179
Fund for Future Appropriations	**2,456**	1,498	516	1,845	4,331
Technical provisions	**139,534**	117,341	98,858	98,540	96,911
Borrowings	**1,788**	1,475	1,589	1,642	571
Creditors and other provisions	**4,481**	1,363	2,546	3,355	3,181
Total liabilities	**151,635**	124,925	106,680	108,249	108,173

Share Statistics	p	p	p	p	p
Earnings per share – operating profit after tax	**6.75**	6.10	5.86	6.29	6.24
Dividend per share	**5.06**	4.90	4.78	4.67	4.32
Market price at 31 December	**110.0**	100.3	96.0	145.8	169.2

Figures for 2000 have not been restated in respect of FRS 19 'Deferred tax'.

Earnings per share, dividend per share and market price figures have been restated for comparative purposes to reflect the Rights Issue in 2002.

Consolidated Profit and Loss Account

	2004 £m	2003 Restated £m	2002 Restated £m	2001 Restated £m	2000 Restated £m
Life and pensions business					
– UK	**494**	537	501	532	454
– USA	**73**	50	50	67	45
– Netherlands	**32**	24	23	18	17
– France	**14**	9	7	16	24
	613	620	581	633	540
Institutional fund management	**103**	82	90	76	81
General insurance	**39**	41	46	37	20
Other operational income	**34**	18	(24)	1	41
Operating profit	**789**	761	693	747	682
Variation from longer term investment return	**408**	422	(1,172)	(688)	(313)
Change in equalisation provision	**(7)**	(7)	(5)	(6)	(6)
Effect of economic assumption changes	**32**	(32)	(6)	(3)	26
Effect of UK tax changes	**–**	(27)	–	–	–
Profit from discontinued operations	**–**	–	4	4	3
Profit on sale of discontinued operations	**–**	–	36	8	–
Profit/(loss) on ordinary activities before tax	**1,222**	1,117	(450)	62	392
Tax (charge)/credit	**(352)**	(258)	27	(98)	(149)
Dividends	**(329)**	(318)	(297)	(261)	(243)
Retained profit/(loss)	**541**	541	(720)	(297)	0

Consolidated Balance Sheet

	2004 £m	2003 Restated £m	2002 Restated £m	2001 Restated £m	2000 Restated £m
Investments	**146,633**	119,576	102,152	105,436	105,747
Long term in-force business asset	**2,764**	2,365	1,916	2,147	2,135
Other assets	**4,978**	5,320	4,489	2,783	2,378
Total assets	**154,375**	127,261	108,557	110,366	110,260
Shareholders' funds	**6,116**	5,584	5,048	4,984	5,266
Fund for future appropriations	**2,456**	1,498	516	1,845	4,331
Technical provisions	**139,534**	117,341	98,858	98,540	96,911
Creditors	**6,269**	2,838	4,135	4,997	3,752
Total liabilities	**154,375**	127,261	108,557	110,366	110,260

Share Statistics	p	p	p	p	p
Earnings per share – operating profit after tax*	**8.80**	8.49	8.49	9.84	8.88

* Earnings per share figures have been restated for comparative purposes to reflect the Rights Issue in 2002.

Shareholder Information

Categories of ordinary shareholder and ranges of shareholdings at 31 December 2004 were:

Category of Shareholder	Shareholders Number	Shareholders %	Shares Number	Shares %
Individuals	40,950	68.3	434,615,287	6.7
Banks	11	0.0	35,122,562	0.5
Nominee Companies	17,013	28.3	5,823,016,079	89.5
Insurance Companies and Pension Funds	36	0.1	36,939,373	0.6
Limited Companies	1,486	2.5	78,166,845	1.2
Other Corporate Bodies	461	0.8	98,099,337	1.5
	59,957	100.0	6,505,959,483	100.0

Range of Holdings	Shareholders Number	Shareholders %	Shares Number	Shares %
1 – 20,000	52,083	86.9	260,572,748	4.0
20,001 – 100,000	6,072	10.1	241,565,517	3.7
100,001 – 500,000	1,009	1.7	218,794,191	3.4
500,001 and over	793	1.3	5,785,027,027	88.9
	59,957	100.0	6,505,959,483	100.0

Other Shareholder Information

Registrars: The Company's share register is administered by Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA (Tel: 0870 600 3954). All shareholder enquiries should be addressed to Lloyds TSB Registrars.

Electronic Share Service: This service allows you to hold shares in Legal & General without the need for a share certificate and enables you to benefit from shorter market settlement periods. Individual shareholders hold their shares in the Company in a nominee holding registered in the name of Lloyds TSB Registrars Corporate Nominee Limited.

If you would like to join this service, or require further information, you should contact the Registrars directly on 0870 600 3954. They will send you a booklet, which sets out the terms and conditions under which your shares will be held, together with the appropriate share transfer form. The booklet and the share transfer form are also available from the shareholder site of Legal & General's website at www.legalandgeneral.com. You can view your shareholding in Legal & General Group Plc on the internet at www.shareview.co.uk. To register to use this service you should log on to www.shareview.co.uk and follow the instructions on screen. You will need *your shareholder reference number, shown on* your latest dividend counterfoil. Should you have any queries, please call the shareholder helpline on 0870 600 3954.

Dividend: The record date for the proposed final dividend for 2004, payable on 3 May 2005, is 1 April 2005 and the shares will trade ex-dividend on the London Stock Exchange from 30 March 2005.

Multiple Share Certificates: Shareholders with more than one certificate for shares may arrange for them to be consolidated into one certificate by contacting Lloyds TSB Registrars.

Individual Savings Account (ISA): Lloyds TSB Registrars provides a Single Company ISA for Legal & General Group Plc shares. If you would like more information please call the helpline on 0870 242 4244.

Capital Gains Tax: For the purpose of calculating UK capital gains tax, the market value on 31 March 1982 of each of the shares was 7.996p, after adjusting for the 1986 capitalisation issue and the 1996 and 1999 sub-divisions, but not reflecting any rights taken up under the 2002 rights issue.

Close Company Provisions: The Company is not a close company within the terms of the Income *and Corporations Taxes Act* 1988.

Dividend Reinvestment Plan: The Legal & General Dividend Reinvestment Plan (DRIP) enables shareholders to use their cash dividends in an inexpensive and efficient way to purchase Legal & General Group Plc shares.

Should you wish to participate in the DRIP in respect of the final dividend to be paid on 3 May 2005, a completed and signed DRIP mandate form should be received by the Registrars no later than 1 April 2005. For further details, please contact Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or call on 0870 241 3018. You can find further information, including the DRIP booklet and mandate form, on the shareholder site of Legal & General's website at www.legalandgeneral.com.

2004 Results Presentation: An audio recording of the presentation given to analysts and fund managers by David Prosser, Group Chief Executive, and Andrew Palmer, Group Director (Finance), together with the slides accompanying that presentation can be found on the shareholder site of Legal & General's website at www.legalandgeneral.com. A full copy of the announcement, sent to the London Stock Exchange on 24 February 2005, can also be reviewed on the shareholder site.

You can view your Legal & General shareholding on the internet by visiting: www.shareview.co.uk

Any queries about your shareholding? Call the dedicated shareholder helpline: 0870 600 3954.

SEAQ page 45351
Topic page 273

Legal & General Group Plc
Temple Court
11 Queen Victoria Street
London EC4N 4TP
Telephone 020 7528 6200
Telex 892971
Fax 020 7528 6222

No. 1417162
Registered in England & Wales

Group Subsidiaries are fully authorised as appropriate under the Financial Services and Markets Act 2000 in respect of their authorities in the United Kingdom.

This annual report is printed on paper produced from totally chlorine free pulp, and from fully sustainable forests. The cover and pages 1 to 32 contain up to 50% combination of Mill Broke and pre consumer waste with the remainder a combination of ECF and TCF pulp.

Published by Black Sun Plc
020 7736 0011
Photography by Dean Belcher
Printed by Royle Corporate Print

2004 awards


THE BRITISH INSURANCE
THE BRITISH INSURANCE

Legal & General has won the Life Insurer of the Year award at the British Insurance Awards in six of the last seven years

General

- Life Insurer of the Year
  British Insurance Awards – sixth time in seven years
- Britain's Most Admired Insurance Co
  Management Today – sixth time in seven years
- Life Assurance Company of the Year
  Financial Adviser Awards
- Best Life Insurer in The Netherlands
  Three major Dutch IFA associations
- Employer of the Year Award
  Amicus

Life and Pensions

- Group Personal Pensions Provider of the Year
  Professional Pensions Awards
- Term Assurance Company of the Year
  Financial Adviser Awards
- Online Life and Pension Provider of the Year
  Financial Adviser Awards
- Best Group Critical Illness Insurance Provider
  Cover Excellence Awards
- Best Group Life Insurance Provider
  Cover Excellence Awards

Investments

- Pooled Fund Manager of the Year
  Professional Pensions Awards
- Fixed Interest Manager of the Year
  Professional Pensions Awards
- Defined Contribution Investment Provider of the Year
  Pensions Management Awards
- Best Unit Trust Manager
  Investors Chronicle readers – Investment Awards

CSR

- Occupational Health & Safety Award
  ROSPA
- Best Private Sector Company
  London Remade Awards

2004

Help create efficiencies and protect the environment by receiving your communications online. For more information please go to: www.shareview.co.uk

Legal & General Group Plc
Temple Court, 11 Queen Victoria Street, London EC4N 4TP
T 020 7528 6200, F 020 7528 6222

Legal & General